As filed with the Securities and Exchange Commission on June 6, 2008
Registration Statement No. 333-151035

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYNTHESIS ENERGY SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2990	20-2110031
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Three Riverway, Suite 300
Houston, Texas 77056
(713) 579-0600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy E. Vail
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056
Telephone: (713) 579-0600
Facsimile: (713) 579-0610
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert G. Reedy	Gerald S. Tanenbaum
Porter & Hedges, LLP	Cahill Gordon & Reindel LLP
1000 Main Street, 36th Floor	Eighty Pine Street
Houston, Texas 77002	New York, New York 10005
Telephone: (713) 226-6674	Telephone: (212) 701-3000
Facsimile: (713) 226-6274	Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of each class of securities	Amount to be	offering price	aggregate offering	registration
to be registered	registered	per share(1)	price	fee(2)
Common Stock, $.01 par value per share	11,500,000 shares	$12.31	$141,565,000	$5,564

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices for the common stock on The NASDAQ Capital Market on June 2, 2008.

(2)	Calculated based on an estimate of the proposed maximum aggregate offering price. In connection with the Company’s initial filing on May 20, 2008, the Company transmitted $3,930 by wire transfer to the SEC. As such, an additional registration fee of $1,634 is required to be paid at this time.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated June 6, 2008

Prospectus

10,000,000 shares

Synthesis Energy Systems, Inc.

Common stock

We are offering 10,000,000 shares of our common stock.

Our common stock is traded on The NASDAQ Capital Market under the symbol “SYMX.” On June 5, 2008, the last reported sale price of our common stock on The NASDAQ Capital Market was $12.16 per share.

Investing in our common stock involves significant risks that are described in the “Risk factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Deutsche Bank Securities

Johnson Rice & Company L.L.C.
Simmons & Company International
Stanford Group Company
Merriman Curhan Ford & Co.

          , 2008

Synthesis Energy Systems, Inc.

Global Presence

Golden Concord
Inner Mongolia
(under construction)
Chinese Headquarters
Shanghai
Hai Hua
Zaozhuang City
(operating)
YIMA
Henan Province
(under development)
Corporate Office
Announced Project
CONSOL
West Virginia
(under development)
Corporate Headquarters
Houston, Texas

Hai Hua Gasification Plant

Location:	Zaozhuang City, China
Capacity:	28,000 standard m³/hour
MW (equivalent):	25MW
Cost:	$36.3 million
Construction:	December 2006 to October 2007
Syngas Production:	January 2008
Syngas Sales:	February 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of our common stock in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Prospectus summary

The following summary should be read together with the information contained in other parts of this prospectus to fully understand the offering as well as the other considerations that are important to you in making a decision about whether to invest in our common stock. As used in this prospectus, unless otherwise indicated or the context otherwise requires, “we,” “us” or “our” refers to Synthesis Energy Systems, Inc. and its consolidated subsidiaries. We have provided definitions for some of the industry terms used in this prospectus in the “Glossary of terms” in Appendix A. All dollar amounts denoted “$” are in U.S. dollars.

Our company

We build, own and operate coal gasification plants that utilize our proprietary U-GAS® fluidized bed gasification technology to convert low rank coal and coal wastes into higher value energy products, such as transportation fuels and ammonia. We believe that we have several advantages over commercially available competing technologies, such as entrained flow and fixed bed, including our ability to use all ranks of coals (including low rank, high ash and high moisture coals, which are significantly cheaper than higher grade coals), many coal waste products and biomass feed stocks, which provide greater fuel flexibility, and our ability to operate efficiently on a smaller scale, which enables us to construct plants more quickly, at a lower capital cost and, in many cases, in closer proximity to coal sources.

Our principal business activities are currently focused in China and the United States, areas which are estimated by the U.S. Department of Energy to represent a combined 40% of total global coal reserves. Our first commercial scale coal gasification plant is located in Shandong Province, China and has been in operation since January 2008. We have a second plant under construction in the Inner Mongolia Autonomous Region of China and have plants under development in Henan Province, China and in West Virginia.

The following table summarizes our current projects:

Project	Hai Hua	Golden Concord	YIMA(3)	CONSOL

Status	Operational	Joint venture agreement signed; project under development	Negotiating terms of joint venture	Negotiating terms of joint venture
Our ownership %	95%(1)	51%(2)	49%	50%
Partner	Shandong Hai Hua Coal & Chemical Company, Ltd.	Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd.	YIMA Coal Industry (Group) Co., Ltd.	CONSOL Energy Inc. (NYSE: CNX)
Location	Zaozhuang City, China	Inner Mongolia, China	Henan Province, China	West Virginia
Product	Syngas	Methanol/DME	Methanol/DME	Methanol
Design output	28,000 standard cubic meters/hour of gross syngas	225,000 tonnes/year of methanol	500,000 tonnes/year of methanol	500,000 tonnes/year of methanol
MW (equivalent)	25 MW	100 MW	200 MW	200 MW
Expected cost	$36.3 million	$110-130 million	$250-350 million	$500-700 million
Actual/estimated construction start date	Construction completed October 2007	Broke ground in June 2007	Third calendar quarter of 2008	First calendar quarter of 2009
Actual/estimated commissioning date	Began producing syngas in January 2008	First calendar quarter of 2010	Fourth calendar quarter of 2010	First calendar quarter of 2011

(1)	After twenty years, our ownership percentage will be reduced to 10%.

(2)	Golden Concord has the option to purchase from us 2% of the joint venture equity ownership within the first 30 months of commencement of commercial operations. We will retain management of the joint venture if this option is exercised.

(3)	Represents phase one of the project with YIMA. Phase two is expected to double the design output and megawatt equivalent of the plant.

The target size of our plants is 100 MW (equivalent) to 400 MW (equivalent) costing from approximately $100 million to several hundred million dollars to build. Our gasification plants can produce synthesis gas, or syngas, a mixture of hydrogen, carbon monoxide and other products. Depending on local market need and fuel sources, syngas can in turn be used to produce methanol, dimethyl ether, or DME, synthetic natural gas, or SNG, ammonia, synthetic gasoline, steam, power and other byproducts (e.g., sulfur, carbon dioxide or ash).

U-GAS® gasification technology

We have an exclusive license to the U-GAS® gasification technology from the Gas Technology Institute, or GTI, a leading non-profit research and development organization founded in 1941 and located near Chicago, Illinois. GTI’s staff of 175 scientists and engineers specializes in a variety of aspects of the natural gas industry. The U-GAS® gasification process produces syngas utilizing a single-stage fluidized bed gasifier. This process is highly efficient at separating carbon from waste ash, which allows for the efficient processing of all low rank coal and many coal waste products that cannot otherwise be utilized in the entrained flow and fixed bed gasifiers offered by our competitors. The ability to gasify these lower quality fuels unlocks economic advantages by allowing the use of lower quality feedstocks while maintaining high carbon conversion and clean syngas outputs. Our U-GAS® license grants us the worldwide exclusive right to manufacture, make, use and sell both U-GAS® coal gasification systems and coal and biomass mixture gasification systems and has an initial term expiring in August 2016 with two additional 10-year extensions exercisable at our option.

Competitive strengths

•	U-GAS® is a proven coal gasification technology. U-GAS® technology has been developed over the past 30 years, and U-GAS® systems have been in operation since a large scale test facility was completed in the late 1970s. Since that time, U-GAS® technology has undergone numerous process and design enhancements, many of which have been developed by us, that have increased the overall efficiency and flexibility of the technology.

•	We believe that U-GAS® has a significant cost advantage over competing technologies.

•	Efficiently gasify low rank coals on a commercial basis. U-GAS® technology is able to efficiently gasify on a commercial basis all coals, which includes all low rank coal and many coal waste products. Commercially available entrained flow and fixed bed technologies both use more expensive, higher rank coals than we use in our gasifiers, which in turn generally gives us a significant feedstock cost advantage and the potential to earn highly attractive conversion margins.

•	Effective scalability. We expect U-GAS® plants in our target markets to be significantly less costly to fabricate than plants using entrained flow technology, which does not operate as economically as U-GAS® on a smaller scale and thus is used only at much larger plants. Because U-GAS® plants can be built to a smaller scale, they can also be constructed more quickly, at lower capital cost and, in many cases, in closer proximity to coal sources. Although some plants using fixed bed technology can be constructed at a lower cost than U-GAS® plants, they require a more expensive coal as feedstock, which increases their operating costs and lowers their return on capital.

•	Maintenance and reliability. U-GAS® plants typically operate at lower temperatures and pressures, and generate less corrosive gasification products, than plants utilizing entrained flow or fixed bed technologies. As a result, we believe that the refractory, or insulating material in the gasifier, among other items, will require less frequent replacement, resulting in lower maintenance costs and facility down time than these other technologies.

•	We have established relationships with strong strategic partners. We believe that the relationships described below under “—Industry partners” will accelerate our growth by enabling us to better fund our development efforts, better understand market practices and regulatory issues, leverage the resources of our partners and more effectively handle challenges that may arise.

•	We are a leader in fluidized bed gasification. We believe that our highly experienced 45 person in-house engineering group, complemented by the resources of GTI, possess leading capabilities and proprietary “know how” in fluidized bed gasification comprised of both conceptual design and application expertise.

•	We have significant operating experience in China. Our activities in China are primarily managed and conducted through our office in Shanghai by native-born personnel who have knowledge of Chinese culture and the local business, political and regulatory environments. We have also established low cost local sources in China for most components of our plants, which we believe provide us an added cost advantage and significantly shorter delivery lead times when compared to competitors that acquire components elsewhere.

•	Our senior management is highly experienced in the development and operation of energy projects. Our 12 person senior management team has extensive experience in developing and operating energy-related infrastructure projects globally, with over 200 years of collective experience and a specific competency in energy project development and operation in China, the United States and emerging markets.

End use markets

•	Transportation fuels. Syngas can be converted into many different transportation fuels including methanol, DME and synthetic gasoline. For example, methanol is currently used in China directly as a transportation fuel or as a gasoline blend stock in 15% and 85% ratios of methanol to gasoline. DME, a derivative of methanol, can be used as a substitute for liquefied petroleum gas, or LPG, and with some modifications as a replacement for diesel fuel. Synthetic gasoline can be created after the gasification process by processing methanol into synthetic gasoline and other hydrocarbon products.

•	Chemicals. Syngas can be used as a feedstock for producing many chemicals including methanol, formaldehyde for use in the construction industry and acetic acid for use in producing plastics. Other methanol derivatives are used to manufacture a wide range of products including plywood, particleboard, foams, resins and silicon. The chemical uses of methanol are somewhat mature with growth rates typically tied to gross domestic product and construction activity. Our initial projects, other than Hai Hua, are targeted to produce methanol (and methanol derivatives) as our primary product. In 2006, China and the United States together accounted for over 42% of worldwide methanol consumption (China 26%, U.S. 16%) according to PCI—Ockerbloom & Co.

•	Agriculture/fertilizer. Syngas can be converted into many different products used in the agriculture industry such as ammonia and ammonia based fertilizers including urea, ammonium nitrate and urea ammonium nitrate. World population and economic growth, combined with changing dietary trends in many nations, has significantly increased demand for agricultural production, which has increased demand for nitrogen based fertilizers.

Business strategy

The key elements of our business strategy include:

•	Execute on projects currently under development. We intend to leverage our success to date at Hai Hua in our ongoing business development efforts. Our projects under development are also expected to have a significant impact on our business development efforts and financial results once they are completed and producing. We believe that our Golden Concord project, and, if approved, our YIMA and CONSOL projects, will demonstrate our ability to expand into increasingly larger projects and new product markets, which we believe will lead to additional future projects.

•	Leverage our relationships with our strong strategic partners for project development. China is presently our primary market, where our efforts have been focused primarily on facilities producing syngas, methanol and DME. We have also focused on expanding our relationship with our current partners, and developing new relationships with strategic partners in the key coal-to-chemicals regions of China. We are also working with partners that control coal and coal waste resources to develop projects in the United States that focus on methanol, ammonia, SNG and synthetic gasoline markets.

•	Concentrate our efforts on opportunities where our U-GAS® technology provides us with a clear competitive advantage. We believe that we have the greatest competitive advantage using our U-GAS® technology in situations where there is a ready source of low rank, low cost coal or coal waste to utilize as fuel and the project scale is in our target size of up to 400 MW (equivalent).

•	Continue to develop and improve U-GAS® technology. We are continually seeking to improve the overall plant availability, plant efficiency rates and fuel handling capabilities of the existing U-GAS® gasification technology. To date, we have filed six patent applications relating to improvements to the U-GAS® technology.

•	Investigate acquisition opportunities. As our business continues to develop, we plan to evaluate acquisition opportunities, including existing plants, facilities or coal mines where we could enhance the economics with our U-GAS® technology.

Target markets

China

•	The Chinese government is promoting the expansion of the domestic supply of chemical products and transportation fuels derived from coal. Methanol, our planned primary output, is used as a fuel substitute in power generation and as an automotive fuel additive. DME, a methanol derivative, is increasingly being used as a clean-burning substitute for LPG in automotive fuels and as a replacement for diesel fuel.

•	Recently promulgated legislation is expected to mandate methanol blending into gasoline supplies. Preliminary standards have already been issued for the blending at ratios of 15% and 85% of methanol to gasoline. Mandatory blending of 15% methanol to gasoline in China alone would represent an approximately 70% increase (on a Btu basis) in the global methanol market based on current consumption rates. More than 4,000 cars are being added daily to China’s existing fleet of 92.3 million vehicles in registration and we anticipate the demand for transportation fuels to increase dramatically.

•	According to the U.S. Department of Energy, China has 115 billion tonnes of coal, the third largest reserves in the world, including 52 billion tonnes of lower grade sub-bituminous and lignite coals. Our ability to efficiently gasify these coals into clean transportation fuels unlocks tremendous value when compared to other fuels.

United States

•	According to the U.S. Department of Energy, the United States has the most abundant coal reserves in the world (246 billion tonnes of coal) and a ready supply of low rank coal (132 billion tonnes of lower grade sub-bituminous and lignite coals). Currently, coal is used primarily in the United States for power generation via combustion plants. We believe that synthetic gasoline made from coal-derived methanol can cleanly supplement transportation fuel requirements with domestically produced gasoline. Gasoline produced utilizing lower cost feedstocks, such as low rank coal and coal waste products, is expected to cost significantly less than other alternatives.

•	As of May 9, 2008, Powder River Basin coal (an example of a lower rank coal) costs approximately $0.58 per MMBtu, as compared to the twelve month New York Mercantile Exchange, or NYMEX, strip price of $11.76 per MMBtu for natural gas. Due to this cost advantage, we believe that we have an opportunity to become a low-cost producer of methanol, synthetic gasoline and ammonia in the United States.

•	Between 2003 and 2008, the price of methanol has increased 114% from $203 per tonne to $434 per tonne and the price of ammonia has increased 263% from $168 per tonne to $610 per tonne in the United States.

•	Recent federal legislation has mandated the use of alternative fuels, such as corn-based ethanol, as fuel additives. We believe that synthetic gasoline derived from coal-based methanol will gain support as a low cost alternative to other domestically produced alternative fuels.

•	Concerns over greenhouse gas emissions, such as carbon dioxide, have increased recently, particularly with respect to coal-based combustion. The cost of capturing the carbon dioxide stream is relatively low in a U-GAS® plant, as the carbon dioxide is pure as compared to power plants, and is estimated to add only a small percentage to the overall capital expense of a U-GAS® plant. The cost of transport and disposal of the carbon dioxide is also relatively low.

Industry partners

•	Hai Hua. Shandong Hai Hua Coal & Chemical Company Ltd., or Hai Hua, is an independent producer of coke and coke oven gas. They also own a subsidiary engaged in methanol production. Together, we developed, constructed and are now operating a syngas production plant utilizing U-GAS® technology in Zaozhuang City, Shandong Province, China designed to produce approximately 28,000 standard cubic meters per hour of gross syngas. The plant produces and sells syngas and the various byproducts of the plant, including ash, elemental sulphur, hydrogen and argon.

•	Golden Concord. Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd., or Golden Concord, is a subsidiary of one of China’s largest private providers of electricity, steam and chilling water. We have formed a joint venture to develop, construct, operate and manage coal gasification plants to process low rank lignite coals from Golden Concord’s coal mines in Xilinguole, Inner Mongolia Autonomous Region, China and other mines in the area.

•	YIMA. YIMA Coal Industry Group Co. Ltd., or YIMA, is a large integrated coal company owned by the Chinese government. We plan to construct coal-to-methanol plants with them in Henan Province, China and are currently negotiating various documents related to our first project, including operations and management agreements for the plant, coal purchase agreements, offtake agreements and other related agreements. We are waiting for final government approvals before this project commences.

•	CONSOL Energy. CONSOL Energy Inc., or CONSOL, is the largest producer of bituminous coal in the United States. We intend to jointly develop coal-based gasification facilities to replace domestic production of various industrial chemicals that have been shut down due to the high cost of natural gas. CONSOL produces over 20 million tonnes per year of coal preparation plant tailings that could be used to make valuable liquid and gas products instead of land-filling the coal trapped in this material as waste.

•	AEI. AEI is an owner/operator of energy infrastructure businesses in emerging markets worldwide with more than $3 billion of revenues in 2007. We intend to focus on three types of projects with AEI in emerging markets: (i) projects utilizing syngas to produce refined products, such as methanol, DME, synthetic gasoline and ammonia; (ii) industrial projects using syngas to generate thermal energy; and (iii) projects providing syngas to power plants that will use the syngas to produce electricity.

•	China National Chemical Engineering Company. China National Chemical Engineering Company, or CNCEC, is China’s leading and largest chemical engineering group, operating six chemical engineering companies and thirteen construction companies and employing over 60,000 employees. CNCEC is China’s leader in both coal gasification and methanol plant construction with knowledge, and experience in, designing such plants in China and in other countries. CNCEC will provide us project support in China and other areas where CNCEC does business and will have the ability to recommend U-GAS® technology in its other projects.

•	Development agreement with multinational chemical company. We entered into a project development agreement with a major multinational chemical company to perform feasibility studies and devise plans for the potential development of a coal-to-methanol gasification plant to support their facilities in China. The capacity of this plant is intended to be similar in size to our Golden Concord project.

Corporate information

We are a Delaware corporation. Our principal executive offices are located at Three Riverway, Suite 300, Houston, Texas 77056. Our telephone number is (713) 579-0600. We maintain a website at www.synthesisenergy.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock to be outstanding immediately after the completion of the offering	46,418,921 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ , after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds of this offering for equity contributions to our Golden Concord project, and, if approved, our YIMA project, the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our CONSOL project and any future North American projects and working capital and general corporate purposes. For more information, see “Use of proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to 1,500,000 additional shares of common stock solely to cover over-allotments, if any. See “Underwriting.”

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk factors.”

NASDAQ Capital Market symbol	“SYMX”

Other information about this prospectus	The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of March 31, 2008, and except as otherwise noted:

• excludes 6,708,500 shares of our common stock reserved for issuance upon the exercise of options granted under our stock incentive plan with a weighted average exercise price of $4.59 per share; and

• assumes no exercise by the underwriters of their over-allotment option to purchase up to 1,500,000 shares of common stock from us.

Summary consolidated financial data

The following table presents summary consolidated financial data as of the dates and for the periods indicated. The summary consolidated balance sheets as of June 30, 2007 and June 30, 2006 and the summary consolidated statement of operations data and other financial data for the period from November 4, 2003 (inception) through June 30, 2007 and for each of the years in the two-year period ended June 30, 2007 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial data as of and for the nine months ended March 31, 2008 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments which we consider necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods presented. Results for the nine months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year. You should read the following table in conjunction with “Selected historical financial data,” “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following consolidated financial data.

Consolidated statement of operations data

	Nine months			November 4, 2003
	ended	Year ended	Year ended	(inception)
	March 31, 2008	June 30, 2007	June 30, 2006	to June 30, 2007

	(unaudited )
Revenue	$39,879	$—	$—	$—
Costs of goods sold	(376,033)	—	—	—

Gross loss	(336,154)	—	—	—
General and administrative expenses and other expenses:
General and administrative expenses	(8,807,761)	(5,865,922)	(1,023,229)	(7,127,054)
Stock-based compensation	(3,859,690)	(6,640,562)	(3,042,979)	(9,683,541)
Project and technical development expenses	(2,878,782)	(1,135,679)	(1,245,164)	(2,512,476)

Operating loss	$(15,882,387)	$(13,642,163)	$(5,311,372)	$(19,323,071)

Non-operating income:
Interest income	191,903	462,979	128,996	605,598
Interest expense	(112,945)	—	—	(2,440)

Net loss before income tax benefit	(15,803,429)	(13,179,184)	(5,182,376)	(18,719,913)
Income tax benefit	—	—	—	—

Net loss before minority interest	(15,803,429)	(13,179,184)	(5,182,376)	(18,719,913)

Minority interest	271,703	36,751	—	36,751

Net loss	$(15,531,726)	$(13,142,433)	$(5,182,376)	$(18,683,162)

Net loss per share:
Basic and diluted	$(0.46)	$(0.47)	$(0.19)	$(0.68)
Weighted average common shares outstanding:
Basic and diluted	33,520,077	27,851,642	27,754,139	27,486,476

Consolidated balance sheet information

	March 31, 2008		June 30, 2007	June 30, 2006

	(unaudited	)
Total current assets	$42,788,861		$6,786,773	$3,196,133
Total assets	86,385,183		38,471,506	3,213,548
Total long-term liabilities	10,913,236		12,080,625	—
Total liabilities	22,929,855		18,921,841	328,198
Total stockholders’ equity	60,148,564		19,094,865	2,885,350

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in this prospectus, including our financial statements and related notes, before deciding to invest in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of the offered securities could decline and you could lose all or part of the money you paid to buy our common stock.

Risks related to our business

We are in an early stage of our development and our business strategies may not be accepted in the marketplace and may not help us to achieve profitability.

We are in an early stage of our development and our lack of operating history or meaningful revenue precludes us from forecasting operating results based on historical results. Our proposed business strategies described in this prospectus incorporate our senior management’s current best analysis of potential markets, opportunities and difficulties that face us. No assurance can be given that the underlying assumptions accurately reflect current trends in our industry or our customers’ reaction to our products and services or that such products or services will be successful. Our business strategies may and likely will change substantially from time to time as our senior management reassesses its opportunities and reallocates its resources, and any such strategies may be changed or abandoned at any time. If we are unable to develop or implement these strategies through our projects and our U-GAS® technology, we may never achieve profitability. Even if we do achieve profitability, it may not be sustainable, and we cannot predict the level of such profitability.

We utilize a technology with a limited commercial history. If the U-GAS® technology fails to gain or loses market acceptance, our business will suffer.

Although GTI is one of the world’s leading energy research and development organizations with well-equipped research facilities, it does not have marketing resources to fully commercialize its U-GAS® technology. To date, U-GAS® technology has not been used in a large number of commercial facilities. U-GAS® technology may not meet reliability or efficiency targets. If U-GAS® technology is not generally accepted as a low cost energy alternative and we are unable to effectively manage the implementation of U-GAS® technology, our business and operating results could be seriously harmed.

We will require substantial additional funding, and our failure to raise additional capital necessary to support and expand our operations could reduce our ability to compete and could harm our business.

As of March 31, 2008, we had $39.1 million of cash and cash equivalents. We also expect to continue to have operating losses until our Hai Hua plant and other projects under development produce significant revenues. We plan to use the net proceeds of this offering for equity contributions to our Golden Concord project, and, if approved, our YIMA project, the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our CONSOL project and any future North American projects, and working capital and general corporate purposes. Other than our required capital contributions to our Golden

Concord project, and if approved, our YIMA project, we are not currently able to estimate the approximate amount of the net proceeds that will be used for the other purposes noted above. The actual allocation of the net proceeds for these purposes and the timing of the expenditures will be dependent on various factors, including changes in our strategic relationships, commodity prices and industry conditions, and other factors that we cannot currently predict, including potential acquisitions of existing plants, facilities or mines. Depending on the expenditures required for the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our North American projects and any of the above factors, our expenditures could exceed the net proceeds of this offering.

We may need to raise additional capital in calendar year 2008 through equity and debt financing for any new projects that are developed, to support possible additional expansion of our existing operations and for our general and administrative expenses from our existing operations. We are also continuing to work with Golden Concord on financing alternatives for that project. We may also need to raise additional funds sooner than expected in order to fund more rapid expansion, cover unexpected construction costs or delays, respond to competitive pressures or acquire complementary energy related products, services, businesses and/or technologies. In addition, we may attempt to secure project financing in order to construct additional plant facilities. Such financing may be used to reduce the amount of equity capital required to complete the project.

We cannot assure you that any financing will be available to us in the future on acceptable terms or at all. If we cannot raise required funds on acceptable terms, we may not be able to, among other things, (i) maintain our general and administrative expenses at current levels; (ii) negotiate and enter into new gasification plant development contracts; (iii) expand our operations; (iv) hire and train new employees; or (v) respond to competitive pressures or unanticipated capital requirements.

The termination of our license agreement with GTI or any of our joint venture agreements would materially adversely affect our business and results of operations.

Our license agreement with GTI for U-GAS® technology and our joint ventures in China and the United States are essential to us and our future development. The license agreement terminates on August 31, 2016, but may be terminated by GTI upon certain events of default if not cured by us within specified time periods. In addition, after the two ten year extension periods provided under the license agreement, which are exercisable at our option, we cannot assure you that we will succeed in obtaining an extension of the term of the license at a royalty rate that we believe to be reasonable or at all. Our joint venture agreements do not terminate for many years, but may be terminated earlier due to certain events of bankruptcy or default, or, in the case of Hai Hua, if the purchase and sale contract for syngas is terminated. Termination of any of our joint ventures would require us to seek another collaborative relationship in that territory. We cannot assure you that a suitable alternative third party would be identified, and even if identified, we cannot assure you that the terms of any new relationship would be commercially acceptable to us.

We are dependent on our relationships with our strategic partners for project development.

We are dependent on our relationships with our strategic partners to accelerate our expansion, fund our development efforts, better understand market practices and regulatory issues and more effectively handle challenges that may arise. Our future success will depend on these relationships and any other strategic relationships that we may enter into. We cannot assure you that we will satisfy the conditions required to maintain these relationships under existing agreements or that we can prevent the termination of these agreements. We also cannot assure you that we will be able to enter into relationships with future strategic partners on acceptable terms. The termination of any relationship with an existing strategic partner or the inability to establish additional such relationships may limit our ability to develop our U-GAS® projects and may have a material adverse effect on our business and financial condition.

We may never be able to reach agreements regarding the completion of future projects.

Other than Hai Hua, all of our other potential development opportunities are in the early stages of development and/or contract negotiations. Our joint ventures with Hai Hua and Golden Concord, discussed under “Business—Current operations and projects,” are currently our only negotiated contracts. We must undertake the time consuming and costly process of fulfilling the requirements of requests for proposals and negotiating contracts before offering our services to industrial complexes. We are unsure of when, if ever, many of these contracts will be negotiated, executed and implemented. There are many reasons that we may fail in our efforts to negotiate, execute and implement contracts with our target customers to provide cost efficient energy services, including the possibilities that: (i) our products and services will be ineffective; (ii) our products and services will be cost prohibitive or will not achieve broad market acceptance; (iii) competitors will offer superior products and services; or (iv) competitors will offer their products and services at a lower cost.

Our projects are subject to an extensive governmental approval process which could delay the implementation of our business strategy.

Selling syngas, methanol and other commodities is highly regulated in many markets around the world. We believe our projects will be supported by the governmental agencies in the areas where the projects will operate because coal-based technologies, which are less burdensome on the environment, are generally encouraged by most governments. However, in China and other developing markets, the regulatory environment is often uncertain and can change quickly, often with contradictory regulations or policy guidelines being issued. In some cases, government officials have different interpretations of such regulations and policy guidelines and project approvals that are obtained by us could later be deemed to be inadequate. Furthermore, new policy guidelines or regulations could alter applicable requirements or require that additional levels of approval be obtained. If we are unable to effectively complete the government approval process in China and other markets in which we intend to operate, our business prospects and operating results could be seriously harmed.

Joint ventures that we enter into present a number of challenges that could have a material adverse effect on our business and results of operations.

Our joint venture with Hai Hua represents a substantial portion of our expected revenue in the near future. In addition, as part of our business strategy, we will enter into other joint ventures or similar transactions, some of which may be material. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures, with whom we share control. We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations. In addition, Hai Hua will, and Golden Concord, as well as any other joint ventures that we enter into (including YIMA and CONSOL), could, be included in our consolidated financial statements. We will rely on personnel in China and the United States to compile this information and deliver it to us in a timely fashion so that the information can be incorporated into our consolidated financial statements prior to the due dates for our annual and quarterly reports. Any difficulties or delays in receiving this information or incorporating it into our consolidated financial statements could impair our ability to file these annual and quarterly reports.

We will manage the design, procurement and construction of our plants. If our management of these issues fails, our business and operating results could suffer.

For our joint ventures with Hai Hua and Golden Concord, and possibly for other projects we may work on in the future (including YIMA and CONSOL), we are managing plant design, procurement of equipment and are supervising construction. Most of this work has been or will be subcontracted to third parties. We are coordinating and supervising these tasks. Although we believe that this is the most time and cost effective way to build gasification plants in China and elsewhere, we bear the risk of cost and schedule overruns and quality control. If we do not properly manage the design, procurement and construction of our plants, our business and operating results could be seriously harmed. Furthermore, as we continue to improve U-GAS® technology, we may decide to make changes to our equipment that could further delay the construction of our plants.

A portion of our revenues will be derived from the merchant sales of commodities and our inability to obtain satisfactory prices could have a material adverse effect on our business.

In certain circumstances, we plan to sell methanol, DME, synthetic gasoline, SNG, ammonia, hydrogen, nitrogen, elemental sulfur, ash and other commodities into the merchant market. These sales may not be subject to long term offtake agreements and the price will be dictated by the then prevailing market price. Revenues from such sales may fluctuate and may not be consistent or predictable. Our business and financial condition would be materially adversely affected if we are unable to obtain satisfactory prices for these commodities or if prospective buyers do not purchase these commodities.

Our results of operations may fluctuate.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include: (i) our ability to retain new customers; (ii) the cost of coal in China and the United States; (iii) the success and acceptance of U-GAS® technology; (iv) the ability to obtain financing for our projects; (v) shortages of equipment, raw materials or fuel; (vi) approvals by various government agencies; (vii) the inability to obtain land use rights for our projects; and (viii) general economic conditions as well as economic conditions specific to the energy industry. In addition, our results of operation in the near future will be largely affected by our Hai Hua plant. As of June 5, 2008, the plant was running at approximately 30% of its design capacity. Any failure of this plant to run at its design capacity could have a material adverse effect on our results of operations.

We are dependent on the availability and cost of low rank coal and coal waste and our inability to obtain a low cost source could have an impact on our business.

The success of our projects will depend on the supply of low rank coal and coal waste. We intend to locate projects in areas where low cost coal and coal waste is available or where it can be moved to a project site easily without transportation issues. If we are unable to effectively obtain a source of low cost coal or coal waste for our projects, our business and operating results could be seriously affected.

We are dependent on key personnel who would be difficult to replace.

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. Although we have employment agreements, which include non-competition provisions, with Timothy Vail, our President and Chief Executive Officer, David Eichinger, our Chief Financial Officer, and certain other of our key employees, as a practical matter, those agreements will not assure the retention of our employees and we may not be able to enforce all of the provisions in any such employment agreement, including the non-competition provisions. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. In addition, because substantially all of our operations are currently in China, we will be required to retain personnel who reside in, or are willing to travel to, and who speak the language and understand the customs of, China. Our inability to retain these types of individuals could have a material adverse effect on our business, results of operations and financial condition.

Our success will depend in part on our ability to grow and diversify, which in turn will require that we manage and control our growth effectively.

Our business strategy contemplates growth and diversification. As we add to our services, our number of customers, and our marketing and sales efforts, operating expenses and capital requirements will increase. Our ability to manage growth effectively will require that we continue to expend funds to improve our operational, financial and management controls, as well as reporting systems and procedures. In addition, we must effectively recruit new employees, and once hired, train and manage them. From time to time, we may also have discussions with respect to potential acquisitions, some of which may be material, in order to further grow and diversify our business. However, acquisitions are subject to a number of risks and challenges, including difficulty of integrating the businesses, adverse effects on our earnings, existence of unknown liabilities or contingencies and potential disputes with counterparties. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. We cannot assure you that we will be able to manage our growth and a failure to do so could have a material adverse effect on our business.

We face intense competition. If we cannot gain market share among our competition, we may not earn revenues and our business may be harmed.

The business of providing energy is highly competitive. In the gasification market, large multi-national industrial corporations, such as General Electric, Shell, ConocoPhillips and Siemens (with entrained flow technologies), and smaller Chinese firms (with low pressure, fixed bed technologies) offer coal gasification equipment and services. Although we do not directly compete with the multi-national industrial corporations, their activities in the marketplace may negatively impact our operations and our ability to attract quality projects. In addition, new competitors, some of whom may have extensive experience in related fields or greater financial resources, may enter the market. Increased competition could result in a loss of contracts and market share. Either of these results could seriously harm our business and operating results. In addition, there are a number of gasification and conventional, non-gasification, coal-based alternatives for producing heat and power that could compete with our technology in specific situations. If we are unable to effectively compete with other sources of energy, our business and operating results could be seriously harmed.

In our areas of operation, the projects we intend to build are subject to rigorous environmental regulations, review and approval. We cannot assure you that we will be able to obtain such approvals, satisfy applicable requirements or maintain approvals once granted.

Our operations are subject to stringent laws and regulations governing the discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency and various Chinese authorities at the municipal, provincial or central government level, issue regulations to implement and enforce such laws, which often require difficult and costly compliance measures that carry substantial potential administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. These laws and regulations may require the acquisition of a permit before construction and/or operations at a facility commence, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with such activities, limit or prohibit construction activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas and impose substantial liabilities for pollution resulting from our operations. We believe that we are in substantial compliance with current applicable environmental laws and regulations. Although to date we have not experienced any material adverse effect from compliance with existing environmental requirements, we cannot assure you that we will not suffer such effects in the future.

In China, developing, constructing and operating gasification facilities is highly regulated. In the development stage of a project, the key government approvals are the project’s environmental impact assessment report, or EIA, feasibility study (also known as the project application report) and, in the case of a Sino-foreign joint venture, approval of the joint venture company’s joint venture contract and articles of association. Approvals in China are required at the municipal, provincial and/or central government levels depending on the total size of the investment in the project. Prior to commencing full commercial operations, we also need additional environmental approvals to ensure that the facility will comply with standards adopted in the EIA.

Although we have been successful in obtaining the permits that are required at this stage of our development, any retroactive change in policy guidelines or regulations or an opinion that the approvals that have been obtained are inadequate, either at the federal or state level in the

United States or the municipal, provincial or central government level in China, could require us to obtain additional or new permits or spend considerable resources on complying with such requirements. Other developments, such as the enactment of more stringent environmental laws, regulations or policy guidelines or more rigorous enforcement procedures, or newly discovered conditions, could require us to incur significant capital expenditures.

We may incur substantial liabilities to comply with climate control legislation and regulatory initiatives.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. Carbon dioxide, a byproduct of burning fossil fuels such as coal, is an example of a greenhouse gas. Our plants using U-GAS® technology will release a significant amount of carbon dioxide. In response to such studies, many countries are actively considering legislation, and many states in the United States have already taken legal measures, to reduce emissions of greenhouse gases. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse affect on our operations, costs and ability to operate our plants.

Limited continuing rights of prior licensees of U-GAS® technology could limit the exclusivity of our license and materially adversely affect our business and results of operations.

Prior to granting us an exclusive license to manufacture, make, use and sell worldwide both U-GAS® coal gasification systems and coal and biomass mixture gasification systems that utilize coal and biomass blends having feedstock materials containing up to 60% coal and no more than 40% biomass, GTI licensed U-GAS® technology to five other entities, all of which have been terminated. We rely on our exclusive license with GTI for U-GAS® technology to negotiate, enter into and implement contracts with partners and customers and to further develop our business and operations. Certain predecessor licensees may have limited continuing rights under their license agreements with GTI or may have sublicensed the technology. Although neither we nor GTI are aware of any continued use or development of U-GAS® technology by any of these prior licensees or sublicensees, it is possible that the exclusivity of our license of U-GAS® technology may be restricted in certain areas of the world. If such rights do in fact exist, GTI does not intend to provide technical or any other support to such licensees. Despite this, any such limitations on the exclusivity of the license could have a materially adverse effect on our business and results of operations.

We face the potential inability to protect our intellectual property rights which could have a material adverse effect on our business.

We rely on proprietary technology licensed from GTI. Our license agreement with GTI for U-GAS® technology (described under “Business—GTI agreements—License agreement”) is a critical component of our business. GTI’s proprietary technical know-how is critical to the use of the technology and all of the prior patents granted around U-GAS® technology have expired. We are improving the technology and we plan to create new technologies around the core U-GAS® technology and seek patent protections for these improvements and new technologies. Proprietary rights relating to U-GAS® technology are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence. There can be no assurance that patents will be issued from any pending or future patent applications owned by or licensed to us or that the claims allowed under any issued patents will be sufficiently broad to protect our technology. In addition, our ability to obtain patent protection may be affected by the terms of our license agreement with GTI for U-GAS® technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our technology or gain access to our proprietary information and technical know-how. In addition, we rely on proprietary information and technical know-how that we seek to protect, in part, by entering into confidentiality agreements with our collaborators, employees, and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

Proceedings initiated by us to protect our proprietary rights could result in substantial costs to us. We cannot assure you that our competitors will not initiate litigation to challenge the validity of our patents, or that they will not use their resources to design comparable products that do not infringe upon our patents. Pending or issued patents held by parties not affiliated with us may relate to our products or technologies. We may need to acquire licenses to, or contest the validity of, any such patents. We cannot assure you that any license required under any such patent would be made available on acceptable terms or that we would prevail in any such contest. We could incur substantial costs in defending ourselves in suits brought against us or in suits in which we may assert our patent rights against others. If the outcome of any such litigation is unfavorable to us, our business and results of operations could be materially and adversely affected.

We have found material weaknesses in our internal accounting controls and our inability to correct these weaknesses could reduce confidence in our financial statements.

In November 2007, we paid an invoice for $940,040 on behalf of a 5% or greater stockholder. The stockholder represented to us that the invoice was for work performed by a third party engineering firm for engineering and other related services performed by that firm on behalf of the stockholder. In the course of its review of our condensed consolidated interim financial statements for the period ending December 31, 2007, KPMG LLP, our independent registered public accounting firm, or KPMG, inquired about the payment and questioned whether the payment should be accounted for as an offering cost incurred in connection with our 2007 public offering, rather than as an operating expense. As a result of KPMG’s inquiry, the audit committee of our board of directors initiated a review of the payment and later engaged independent counsel to further investigate the matter. The independent counsel found no evidence of misconduct by our management. However, the results of the investigation led to a material adjustment to our condensed consolidated interim financial statements that was not otherwise detected by our internal accounting controls, and we concluded that the control deficiencies represented material weaknesses in our internal accounting controls.

Specifically, management identified the following material weaknesses: (1) ineffective policies and procedures to ensure that sufficient written agreements describing the terms of payments exist before a disbursement is made; (2) ineffective controls to prevent or detect payments being processed without adequate backup or support to identify the amount being paid, the services rendered and the associated costs of each service, and the identity of the vendor; and (3) ineffective internal controls to ensure that disbursements to related parties are approved by appropriate individuals, and that our public filings include the appropriate disclosure of related party transactions.

Management implemented new policies and procedures in late March, early April 2008 through (1) increasing the level of supporting documentation required for management to pay invoices; (2) requiring Audit Committee approval for all related party transactions regardless of dollar amount; and (3) requiring all new vendors to be formally approved prior to payments. Although we believe we have implemented changes to our policies and procedures that mitigate these material weaknesses, an insufficient amount of time has passed to ensure that the actions implemented are operating as intended.

It is possible that all or a part of the above described payment should have been disclosed in connection with our public offering in November 2007. If so, and if material, we could face liability under the Securities Act of 1933, as amended, or the Securities Act, for failing to disclose it in the related prospectus. However, given the above facts, it is not possible at this time to predict with any exactness the likelihood that we will in fact have any liability arising out of these events or the amount of such liability, if any.

For the period ended March 31, 2008, management has identified an additional material weakness related to our period-end financial reporting process. Specifically, we did not have a sufficient number of accounting professionals who have familiarity with our operations and the requisite knowledge of generally accepted accounting principles to prepare our financial statements and related disclosures on a timely basis, which resulted in our inability to complete our period-end close procedures as designed and also resulted in us recording adjustments to our financial statements that were not detected by our internal accounting controls. Because of these issues, we also performed additional procedures that were designed to provide management with reasonable assurance regarding the reliability of our financial reporting and the preparation of the condensed consolidated interim financial statements for the quarter ended March 31, 2008. Subsequent to March 31, 2008, we have hired, and will continue to hire, additional experienced supervisory and staff accounting professionals to provide the resources necessary to remediate this material weakness. In addition, when necessary, we will engage external accounting resources to supplement our current staff to support our growing business.

Although our management and the audit committee intend for the new policies and procedures to provide sufficient assurance of future compliance, we are unable to determine at this time whether the new policies and procedures will be fully effective in correcting these weaknesses. In addition, we are still in the process of completing the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ending June 30, 2008, and additional changes may arise from the process. Despite this, a control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal accounting controls will prevent all errors and fraud, even after instituting the changes described above. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected and further misstatements due to error or fraud may occur and not be detected.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

As noted in the above risk factor, we will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ending June 30, 2008.

Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. We are a small company with limited financial resources and our finance and accounting staff is very limited.

We believe that the out-of-pocket and other additional costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be affected. During the quarter ended March 31, 2008, management has also identified that we have insufficient finance and accounting resources with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements and our operations. We are actively searching for additional finance and accounting personnel to assist in compliance with our financial reporting obligations.

We cannot be certain that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to satisfy the requirements of Section 404 on a timely basis, investors could lose confidence in our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

Risks related to our Chinese operations

Our results of operations would be negatively affected by potential currency fluctuations in exchange rates with foreign countries.

Currency fluctuations, devaluations and exchange restrictions may adversely affect our liquidity and results of operations. Exchange rates are influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions. In some countries, local currencies may not be readily converted into U.S. dollars or other hard currencies or may only be converted at government controlled rates, and, in some countries, the transfer of hard currencies offshore has been restricted from time to time. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all.

Fluctuations in exchange rates can have a material impact on our costs of construction, our operating expenses and the realization of revenue from the sale of commodities. We cannot assure you that we will be able to offset any such fluctuations and any failure to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, our financial statements are expressed in U.S. dollars and will be negatively affected if foreign currencies, such as the Chinese Renminbi Yuan, depreciate relative to the U.S. dollar. In addition, our currency exchange losses may be magnified by exchange control regulations in China or other countries that restrict our ability to convert into U.S. dollars.

Our operations in China may be adversely affected by evolving economic, political and social conditions.

Our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from war, international terrorism, civil disturbances, political instability, governmental activities and deprivation of contract and property rights. In particular, since 1978, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on the economic development of China and have improved our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our operations or assets in China. In addition, periods of international unrest may impede our ability to do business in other countries and could have a material adverse effect on our business and results of operations.

Long term offtake agreements could be difficult to obtain and, if obtained, enforce because of China’s underdeveloped legal system.

Historically, it has been difficult to enter into or otherwise obtain long term offtake agreements in China. Even if we are able to enter into such agreements for syngas, power and other commodities in the future, we may have difficulty seeking remedies under the agreements due to less certainty under China’s legal system, as compared to Western countries. We will seek to mitigate this risk by (i) dealing with reliable partners, (ii) obtaining all requisite government approvals, (iii) developing projects with good underlying economics, (iv) developing modular plants that can be moved away in an extreme circumstance, (v) using local banks to finance a majority of our project costs, and (vi) including enforceable arbitration provisions in all project agreements. The success of our business depends in part on our ability to successfully negotiate, implement and manage the offtake agreements. As a result, our business and financial condition would be materially adversely affected if we are unable to enter into these agreements, or if entered to, to mitigate the risks associated with these agreements.

New regulations relating to minimum production requirements for coal-to-methanol plants recently promulgated by the Chinese government could materially adversely affect our project development.

The Chinese government has recently promulgated new project approval requirements for infra-structure projects related to coal-to-methanol plants. China’s National Development and Reform Commission, or NDRC, or its provincial or municipal counterparts, must approve new projects based on a minimum production requirement of 1,000,000 tonnes or greater capacity per year for coal-to-methanol plants. Although we do not believe that this would invalidate any of our existing permits, we will be required to comply with these requirements for our future joint ventures in China. Any delays in obtaining or failure to obtain these required approvals, if any, for future coal-to-methanol plants could materially adversely affect our ability to develop additional projects of these types in China.

Foreign laws may not afford us sufficient protections for our intellectual property, and we may not be able to obtain patent protection outside of the United States.

Despite continuing international pressure on the Chinese government, intellectual property rights protection continues to present significant challenges to foreign investors and, increasingly, Chinese companies. Chinese commercial law is relatively undeveloped compared to the commercial law in our other major markets and limited protection of intellectual property is available in China as a practical matter. Although we have taken precautions in the operations of our Chinese subsidiaries to protect our intellectual property, any local design or manufacture of products that we undertake in China could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringement. Uncertainties with respect to the Chinese legal system may adversely affect the operations of our Chinese subsidiaries. China has put in place a comprehensive system of intellectual property laws; however, incidents of infringement are common and enforcement of rights can, in practice, be difficult. If we are unable to manage our intellectual property rights, our business and operating results may be seriously harmed.

Chinese regulations of loans and direct investment by offshore entities to Chinese entities may delay or prevent us from utilizing proceeds of funds to make loans or additional capital contributions to our operations in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may make loans or additional capital contributions to our operations in China. Any loans to our Chinese operations are subject to Chinese regulations and approvals. For example, in fulfilling our guarantee to the project debt to the GC Joint Venture, we may make loans directly to GC Joint Venture which is a foreign-invested enterprise regarded as a Chinese domestic entity. Such loans by us cannot exceed statutory limits and must be registered with the Chinese State Administration of Foreign Exchange or its local counterpart. We may also decide to finance our Chinese operations by means of capital contributions. This capital contribution must be approved by the Chinese Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our Chinese operations or any of their subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely and materially affect our liquidity and ability to fund and expand our business.

Risks related to our common stock and this offering

Our management and board of directors have broad discretion to determine the specific use of the net proceeds of this offering.

As of the date of this prospectus, we have broadly characterized the amount of the net proceeds of this offering that will be used for the various purposes described under “Use of proceeds.” Other than with respect to our required capital contributions, our management and board of directors will have considerable discretion in the specific application of the net proceeds, may apply the net proceeds in ways other than those we currently expect, and may apply the net proceeds in ways that may not increase our revenues or our market value. As a result, you will not have the opportunity, as part of your investment decision, to assess whether the proceeds of this offering are being used appropriately.

We may have a contingent liability arising out of the issuance of shares by Tamborine.

As discussed elsewhere herein, Synthesis Energy Systems, Inc., a corporation formed under the laws of the British Virgin Islands, or Synthesis BVI, and Synthesis Energy Systems, LLC, a West

Virginia limited liability company, or Synthesis LLC, were formed as sister companies in November 2003 to engage in the business of development and commercialization of U-GAS® technology. The founders of Synthesis BVI believed that it was important to be a publicly traded company in order to obtain the capital necessary to engage in this business. Tamborine Holdings, Inc., or Tamborine, a shell company trading on the Pink Sheets, a centralized quotation service that collects and publishes market maker quotes for securities traded in the over-the-counter market, was receptive to a combination transaction with Synthesis BVI. As such, on April 18, 2005, pursuant to the terms of an Agreement and Plan of Merger, or the Agreement, SES Acquisition Corporation, a wholly-owned subsidiary of Tamborine, merged with and into Synthesis Energy Holdings, Inc., a Florida corporation, or Synthesis Florida, whereby the holders of common stock of Synthesis Florida became shareholders of, and Synthesis Florida became a wholly-owned subsidiary of, Tamborine. As a condition of the above merger, Synthesis Florida completed a restructuring whereby each of Synthesis BVI and Synthesis LLC became wholly owned subsidiaries of Synthesis Florida. On April 27, 2005, Tamborine changed its name to “Synthesis Energy Systems, Inc.” and on June 27, 2005, reincorporated in the state of Delaware. At the time of the merger, there were 100,000,000 shares of Tamborine common stock outstanding, 94,000,000 of which were cancelled in connection with the merger. The remaining 6,000,000 shares became shares of our common stock as a result of the name change and the reincorporation. An additional 21,000,000 “restricted” shares were issued as consideration in the merger to former shareholders of Synthesis Florida, all of whom were accredited investors.

Tamborine made numerous representations and warranties in the Agreement, including a representation that all prior offers and sales of its common stock were duly registered or exempt from the registration requirements of the Securities Act or any applicable state securities laws. As noted above, one of the principal reasons that Synthesis Florida completed the merger was to have access to a public trading market, and Tamborine had represented that its shares were eligible for trading, and in fact were trading, on the Pink Sheets. Our current management team, which took office beginning in May 2006, re-examined the facts surrounding the Tamborine issuances prior to the merger and now believes that Tamborine’s representation in the Agreement as to its compliance with federal and state securities laws was incorrect. Although our current management has not been able to locate any definitive records regarding the prior issuances of Tamborine, they have been able to determine the following details.

Tamborine was formed in May 2004, and in connection with its formation, issued 100,000,000 shares of its common stock to its three founders, including IFG Investment Services, Inc., or IFG. The certificates issued to two of the three founders contained the appropriate restrictive legend limiting transfer of the shares as is customary in an unregistered private placement. However, the certificate issued to IFG for 7,500,000 shares was apparently issued without such restrictive legends. In June 2004, IFG delivered its certificate to Transfer Online, which thereafter began acting as the transfer agent for Tamborine’s common stock. Subsequently, on December 2, 2004, IFG sold these shares to Ford Allen, Inc., and 1,500,000 of these shares were subsequently cancelled by us. In January 2005, a broker-dealer diligence form was filed by Tamborine with the Pink Sheets under Rule 15c2-11 of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, stating that 6,000,000 shares of Tamborine common stock had been sold in 2004 pursuant to an exemption from registration under Rule 504 of the Securities Act. It is our belief that this Rule 15c2-11 form was filed to permit trading of the common stock of Tamborine on the Pink Sheets. On March 29, 2005, a second Rule 15c2-11 filing was made by Tamborine which stated that there were 7,500,000 freely tradable shares in the

“float,” meaning that those shares could be traded on the Pink Sheets, and also stating that 6,000,000 shares had been sold in 2004 to three investors in Texas under Rule 504.

It is our belief that 6,000,000 shares of the 7,500,000 shares that were represented to be “freely tradable” in Tamborine’s second Rule 15c2-11 filing, and which remained outstanding after the merger, were not in fact freely tradable when issued. As noted above, there are no available definitive records, other than the two Rule 15c2-11 filings, regarding the issuance of those shares or the possible exemptions from registration under federal and state securities laws that were used to issue the shares or permit trading of the shares on the Pink Sheets. IFG has not provided an opinion of counsel confirming that these shares were issued, and subsequently transferred, subject to an available exemption. Moreover, the representation in the 15c2-11 filing that issuing these shares under Rule 504 permits those shares to become “freely tradable” is likely not correct. Under Rule 504, any shares sold thereunder are “restricted” shares and may not be sold in the public markets without the use of an exemption from registration. We believe that IFG may have based its view on an incorrect and outdated interpretation of Rule 504. This means that resales of these shares by IFG and subsequently Ford Allen, Inc. on the Pink Sheets may have been in violation of applicable securities laws because the shares were in fact restricted. Trading by subsequent holders may have been in accordance with applicable securities laws based on other available exemptions, but we do not have any documentation to confirm any such conclusions.

We have taken a number of steps to deal with these issues. We contacted all stockholders who purchased shares of common stock in our May 2005 and August 2006 private placements to inform them of these issues and gave them the opportunity to have the aggregate purchase price that they paid returned, plus interest. The offer period expired on March 20, 2007, and none of the stockholders elected to accept the offer. We also filed a registration statement on Form SB-2 to (a) cause us to become a reporting company under the Exchange Act, which simplified the use of Rule 144 to trade our securities for eligible stockholders and provided information that is more complete to stockholders, and (b) register resales of shares held by certain of our stockholders, which provided them with an opportunity to dispose of shares using the registration statement without any limitations on volume or concerns about the issues noted above. Tamborine’s ”promoters” or their ”affiliates” and their transferees, within the meaning of the Securities Act, both before and after the merger (as described in “Business—General”), are deemed to be ”underwriters” within the meaning of the Securities Act. Any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. As such, regardless of technical compliance with Rule 144 under the Securities Act, because Tamborine was a shell company prior to the merger, Rule 144 will be unavailable to its promoters and affiliates and their transferees.

As noted above, many aspects of these events cannot be corroborated by documentary evidence or otherwise. In addition, there is not sufficient evidence relating to the trading history of our common stock to analyze the range of potential damages, if any, arising out of these events. In fact, the trading price for our stock has generally increased since we began trading on the Pink Sheets, and we have made progress in executing our business strategy, so it is possible that these events have not generated significant liabilities. Of course, federal and state regulatory agencies could also examine these events and commence proceedings against us, our officers and directors (former and current) and the other individuals involved. We do maintain officer and director liability insurance, and would of course utilize that coverage, if it is available under the terms of the policy, in the event any liabilities are assessed against officers and directors.

Given the above facts, it is not possible at this time to predict the likelihood that we will in fact have any liability arising out of these events or the amount of such liability, if any.

Our historic stock price has been volatile and the future market price for our common stock is likely to continue to be volatile. Furthermore, the limited market for our shares could make our price more volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been very volatile. Any future market price for our shares is likely to continue to be very volatile. Since we began trading on The NASDAQ Capital Market on November 2, 2007, our common stock has traded at prices as low as $6.56 per share and as high as $15.92 per share. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our operating performance.

Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. The average daily trading volume of our common stock has historically been insignificant and on some trading days, we have had no volume in our common stock. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. Should additional equity be issued by us in the future, we cannot assure you that a more active trading market will develop. As a result, this may make it difficult or impossible for you to sell our common stock or to sell our common stock for a positive return on your investment.

Our common stock was thinly traded on the Pink Sheets and has continued to be thinly traded on The NASDAQ Capital Market.

Prior to trading on The NASDAQ Capital Market, our common stock was quoted on the Pink Sheets. Our stock was usually thinly traded and the trading price was highly volatile. Although our common stock is now traded on The NASDAQ Capital Market, the trading volume has been low and we cannot assure you that this change will increase the trading volume or decrease the volatility of the trading price of our common stock.

Substantial sales of our common stock could cause our stock price to decline and issuances by us may dilute your ownership interest in us.

The 10,000,000 shares covered by this prospectus represent approximately 23% of our outstanding common stock on a fully diluted basis. Any sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could lower the market price of our common stock. In addition, if we issue additional equity securities to raise additional capital in the future, your ownership interest in us may be diluted and the value of your investment may be reduced.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

If you purchase common stock in this offering, you will pay more for your shares than the amount paid by stockholders who purchased their shares from us prior to this offering. As a result, you will experience immediate and substantial dilution of approximately $   per share, representing the difference between our net tangible book value per share as of March 31, 2008 after giving effect to this offering. Additionally, you will experience further dilution as holders of certain of our stock options exercise those options. As of March 31, 2008, we had 8,000,000 shares of our common stock available under our stock incentive plan, of which 6,708,500 shares are reserved for issuance upon the exercise of outstanding options with a weighted average exercise price of $4.59 per share. See “Dilution” for more.

The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment may fluctuate correspondingly.

The market valuation of energy companies, such as us, frequently fluctuate due to factors unrelated to the past or present operating performance of such companies. Our market valuation may fluctuate significantly in response to a number of factors, many of which are beyond our control, including:

•	changes in securities analysts’ estimates of our financial performance;

•	fluctuations in stock market prices and volumes, particularly among securities of energy companies;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results;

•	fluctuations in coal, oil, natural gas, methanol and ammonia prices;

•	loss of a major customer or failure to complete significant commercial contracts;

•	loss of a relationship with a partner; and

•	additions or departures of key personnel.

As a result, the value of your investment in us may fluctuate.

Investors should not look to dividends as a source of income.

In the interest of reinvesting initial profits back into our business, we do not intend to pay cash dividends in the foreseeable future. Consequently, any economic return will initially be derived, if at all, from appreciation in the fair market value of our stock, and not as a result of dividend payments.

Forward-looking statements

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our early stage of development, our estimate of the sufficiency of existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the limited history and viability of our technology, our results of operations in foreign countries and our ability to diversify, our ability to maintain production from our first plant in the Hai Hua project and the sufficiency of internal controls and procedures. Although we believe that in making such forward-looking statements our expectations are based upon reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this prospectus, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and elsewhere in this prospectus.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest in our common stock, you should be aware that the occurrence of certain of the events described in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date hereof.

Industry and market data

The industry and market data contained in this prospectus are based either on our management’s own estimates or, where indicated, independent industry publications, reports by governmental agencies or market research firms or other published independent sources and, in each case, are believed by our management to be reasonable estimates. However, industry and market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. We have not independently verified market and industry data from third-party sources. In addition, consumption patterns and customer preferences can and do change. As a result you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be verifiable or reliable.

Price range of common stock

Our common stock has been quoted on The NASDAQ Capital Market since November 2, 2007 under the symbol “SYMX.” From March 29, 2005 until that date, our common stock was quoted in the Pink Sheets.

The following table sets forth the range of the high and low sale prices, as reported by the Pink Sheets or The NASDAQ Capital Market, as applicable, of our common stock for the periods indicated.

	Sale price
	High	Low

Year Ended June 30, 2006:
First Quarter	$6.00	$5.00
Second Quarter	$7.25	$5.75
Third Quarter	$9.75	$5.00
Fourth Quarter	$6.50	$3.00
Year Ended June 30, 2007:
First Quarter	$8.00	$6.00
Second Quarter	$7.50	$5.50
Third Quarter	$6.75	$5.00
Fourth Quarter	$11.00	$5.70
Year Ending June 30, 2008:
First Quarter	$10.70	$5.05
Second Quarter	$13.80	$9.35
Third Quarter	$15.92	$6.56
Fourth Quarter (through June 5, 2008)	$12.94	$7.75

Our authorized capital stock consists of 100,000,000 shares of common stock, of which 36,510,921 shares of common stock were issued and outstanding as of June 5, 2008. As of such date, there were approximately 204 holders of record of our common stock.

We have not paid dividends on our common stock and do not anticipate paying cash dividends in the immediate future as we contemplate that our cash flows will be used for continued growth of our operations. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, and restrictions in financing agreements, business conditions and other factors.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $           after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds of this offering for:

•	equity contributions of approximately $13.0 million to our Golden Concord project and, if approved, approximately $65.0-90.0 million to our YIMA project;

•	the proposed expansion of our Hai Hua project, when and if agreed to;

•	feasibility and engineering design work for our CONSOL project and any future North American projects; and

•	working capital and general corporate purposes.

Other than our required capital contributions to our Golden Concord project, and if approved, our YIMA project, we are not currently able to estimate the approximate amount of the net proceeds that will be used for the other purposes noted above. The actual allocation of the net proceeds for these purposes and the timing of the expenditures will be dependent on various factors, including changes in our strategic relationships, commodity prices and industry conditions, and other factors that we cannot currently predict, including potential acquisitions of existing plants, facilities or mines. Depending on the expenditures required for the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our North American projects and any of the above factors, our expenditures could exceed the net proceeds of this offering.

Pending ultimate use, the net proceeds from this offering will be invested with other funds that we have on hand in cash equivalents and short-term investments, including United States government securities and high-grade corporate investments, commercial paper and bankers acceptances.

Capitalization

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 10,000,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, as described under the caption “Use of proceeds.”

This table should be read in conjunction with the information under “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations,” our unaudited interim consolidated financial statements for the nine months ended March 31, 2008, our audited consolidated financial statements for the year ended June 30, 2007 and related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As adjusted

	(Unaudited)

Cash and cash equivalents	$39,064,777	$

Total debt:
Long-term bank loan (including current portion)	$13,107,281		$13,107,281

Total debt	13,107,281		13,107,281
Minority interest	3,306,764		3,306,764
Stockholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 36,418,921 shares issued and outstanding actual and 46,418,921 shares issued and outstanding as adjusted	364,189		464,189
Additional paid-in capital	92,800,594
Deficit accumulated during development stage	(34,214,888)		(34,214,888)
Accumulated other comprehensive income	1,198,669		1,198,669

Total stockholders’ equity	60,148,564

Total capitalization	$76,562,609	$

Dilution

Our reported net tangible book value as of March 31, 2008 was $58,563,481 million, or $1.61 per share of common stock, based upon 36,418,921 shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities and minority interest. After giving effect to the sale by us of 10,000,000 shares of common stock offered in this offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2008 would have been approximately $          , or $           per share. This represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to new investors purchasing shares at the public offering price.

The following table illustrates the per share dilution:

Public offering price per share		$
Net tangible book value per share as of March 31, 2008	$1.61
Increase per share attributable to new investors

As adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

The following table sets forth, as of March 31, 2008, after giving pro forma effect to the offering, the number of shares of common stock purchased from us by our existing stockholders and by the new investors, together with the total consideration paid and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share

Existing stockholders	36,418,921	78%	$79,673,850%		$2.19
New investors	10,000,000	22%	$	%	$
Total	46,418,921	100%	$	100%	$

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to 11,500,000, or approximately 24% of the total number of shares of common stock.

The data in the table above excludes 6,708,500 shares of our common stock reserved for issuance upon the exercise of options granted under our stock incentive plan with a weighted average exercise price of $4.59 per share.

Business

General

We build, own and operate coal gasification plants that utilize our proprietary U-GAS® fluidized bed gasification technology to convert low rank coal and coal wastes into higher value energy products, such as transportation fuels and ammonia. We believe that we have several advantages over commercially available competing technologies, such as entrained flow and fixed bed, including our ability to use all ranks of coals (including low rank, high ash and high moisture coals, which are significantly cheaper than higher grade coals), many coal waste products and biomass feed stocks, which provide greater fuel flexibility, and our ability to operate efficiently on a smaller scale, which enables us to construct plants more quickly, at a lower capital cost and, in many cases, in closer proximity to coal sources.

Our principal business activities are currently focused in China and the United States, areas which are estimated by the U.S. Department of Energy to represent a combined 40% of total global coal reserves. Our first commercial scale coal gasification plant is located in Shandong Province, China, and has been in operation since January 2008. We have a second plant under construction in the Inner Mongolia Autonomous Region of China and plants under development in Henan Province, China and in West Virginia. See “—Current operations and projects” and “—Other industry partners” for more on our first plant and our other projects.

The target size of our plants is 100 MW (equivalent) to 400 MW (equivalent) costing from approximately $100 million to several hundred million dollars to build. Our plants can produce synthesis gas, or syngas, a mixture of hydrogen, carbon monoxide and other products. Depending on local market need and fuel sources, syngas can in turn be used to produce methanol, dimethyl ether, or DME, synthetic natural gas, or SNG, ammonia, synthetic gasoline, steam, power and other byproducts (e.g., sulfur, carbon dioxide or ash).

Industry overview

Market drivers

Over the past decade, developing economies such as China and India, as well as established economies such as the United States, have experienced increased demand for energy. As a result global prices of crude oil and natural gas have risen, particularly relative to coal prices.

The following chart shows the average prices per MMBtu of the 12 month forward New York Mercantile Exchange (“NYMEX”) strip for crude oil and natural gas in comparison to the price per MMBtu of Powder River Basin 8800 BTU / lb coal spot prices.

Source:	Bloomberg. PRB 8800 (ticker COALPWDR) 2,000 lbs/ton and 8,800 BTU / lb. Oil (ticker USCRWTIC) assuming 5.8 mm BTU/Bbl, Natural gas (ticker NGUSHHUB) 1 mm BTU/mcfe as of 5/2/2008.

Markets

China and the United States are two of the most well suited markets for utilizing coal gasification technology. Both have an abundant indigenous supply of coal. Coal reserves in the two countries make up approximately 40% of the total global coal reserves. China and the United States are also two of the largest importers of petroleum in the world.

According to the U.S. Department of Energy, at the end of 2006, China’s recoverable coal reserves ranked third in the world with 115 billion tonnes, of which 52 billion tonnes were sub-bituminous and lignite coals. In addition, the Chinese government is interested in promoting the expansion of the domestic supply of transportation fuels derived from coal. This is expected to be primarily accomplished through the blending of methanol into gasoline supplies. As of 2006, the recoverable coal reserves of the United States were 246 billion tonnes, of which 132 billion tonnes were lower grade sub-bituminous and lignite coals. Capitalizing on these abundant supplies, we believe that gasification technology can cleanly provide for the production of synthetic gasoline via methanol, at a significantly lower price than other energy alternatives.

Source:	U.S. Department of Energy

Current end use markets of coal gasification products

Coal gasification can be used to produce syngas which can then be converted into many different higher valued products for use in the transportation and chemicals industries.

Transportation fuels

Syngas can be converted into many different transportation fuels including methanol, DME and synthetic gasoline. Methanol is currently used in China directly as a transportation fuel or as a gasoline blend stock in 15% and 85% ratios. DME, a derivative of methanol, can be used as a substitute for liquefied petroleum gas, or LPG, and with some modifications as a replacement for diesel fuel. Synthetic gasoline can be created after the gasification process by processing methanol into synthetic gasoline and other hydrocarbon products.

Chemicals

Syngas can be used as a feedstock for producing many chemicals including methanol, formaldehyde for use in the construction industry and acetic acid for use in producing plastics. Other methanol derivatives are used to manufacture a wide range of products including plywood, particleboard, foams, resins and silicon. The chemical uses of methanol are somewhat mature with growth rates typically tied to gross domestic product and construction activity. Our initial projects, other than Hai Hua, are targeted to produce methanol (and methanol derivatives) as our primary product. In 2006, China and the United States together accounted for over 42% of worldwide methanol consumption (China 26%, U.S. 16%) according to PCI—Ockerbloom & Co.

Methanol demand

Worldwide methanol consumption has grown from 28.8 to 40.3 million tonnes between 1999 and 2007 according to PCI—Ockerbloom & Co., with China contributing the largest portion of this growth. Chinese methanol consumption has grown at a compound annual growth rate of 19%, from approximately 2.6 to 10.6 million tonnes between 1999 and 2007.

In China, methanol derived from syngas, is increasingly being used as a fuel blending stock as priority is being placed on domestically sourced energy. More than 4,000 cars are being added daily to China’s existing fleet of 92.3 million vehicles in registration and we anticipate the demand for transportation fuels to increase dramatically. In July 2007, the Chinese central government issued preliminary standards for the blending at ratios of 15% and 85% of methanol to gasoline. The National Development and Reform Commission, China’s main economic decision-making body, is in the process of considering legislation supporting nationwide use of methanol in gasoline blends. We expect mandatory blending levels to be instituted on a national basis, as many regional mandates have already been issued. Mandatory blending of 15% methanol into gasoline in China alone would represent an approximately 70% increase (on a Btu basis) in the global methanol market based on current consumption rates. During 2007, China led the world in using methanol as a transportation fuel by using between three and five million tonnes. The following chart shows the growth in methanol consumption in China between 1999 and 2007.

Source:  PCI—Ockerbloom & Co.

In 2007 the United States consumed 6.5 million tonnes of methanol, of which imports made up 89% due to high natural gas feedstock costs in the United States. The following chart shows methanol import growth in the United States from 1999 and 2007.

Source:  PCI—Ockerbloom & Co.

Methanol capacity

According to Jim Jordan & Associates, China will add approximately 6.5 million tonnes of new methanol capacity by the end of 2010. We also believe that most of this new capacity will be coal-based production that will meet Chinese derivative and energy market demand for methanol.

Carbon dioxide capture

The cost of capturing the carbon dioxide stream is relatively low in a U-GAS® plant, as the carbon dioxide is pure as compared to power plants, and is estimated to add only a small percentage to the overall capital expense of a U-GAS® plant. The cost of transport and disposal of the carbon dioxide is also relatively low.

There are a variety of options for disposing of captured carbon dioxide. Enhanced oil recovery (EOR) and enhanced coal bed methane recovery (ECBMR) provide storage opportunities that can create positive economic value for the project. Injecting carbon dioxide into depleting oil and natural gas fields enhances the ability to recover reserves that would be otherwise be unrecovered. Storage in underground aquifers and other geologic structures offers additional storage capacity in many diverse locations in our target markets. Storage in geologic structures does not, however, provide the economic benefits typically associated with EOR.

According to the Global Energy Technology Strategy Program (GTSP), a research organization sponsored by the U.S. Department of Energy and the Battelle Memorial Institute, there is potential geological capacity to store more than 11,000 gigatonnes of carbon dioxide around the world, which we believe is significantly more than would be required in response to even the most strict sequestration policies.

Our longer term opportunities

Agriculture/fertilizer

Syngas can be converted into many different products used in the agriculture industry such as ammonia and ammonia based fertilizers including urea, ammonium nitrate and urea ammonium nitrate. World population and economic growth, combined with changing dietary trends in many nations, has significantly increased demand for agricultural production, which has increased demand for nitrogen-based fertilizers. Corn is an example of a high-yield crop, which on average requires 100-160 pounds of nitrogen for each acre of plantings. According to the United States Department of Agriculture, U.S. farmers planted approximately 92.9 million acres of corn in 2007, exceeding the 2006 planted area by 19%. In recent years, the price of ammonia has increased over 250%, as the demand for corn-based ethanol has increased corn demand.

Synthetic natural gas

Due to increasing costs of natural gas produced from traditional sources, and in turn, certain commodities requiring natural gas as a feedstock, there is a market for lower cost, alternative sources for natural gas. Pipeline quality SNG can be synthesized through a catalytic processing of syngas. Natural gas is typically used for power generation or home heating. While we believe that this is an attractive long term market for us, liquids, such as methanol, ammonia or synthetic gasoline, are higher value outputs for us to produce at this time.

Power generation

Syngas can be utilized to produce electricity when burned in a gas turbine. All of the major turbine manufacturers offer syngas capable equipment. In the production of power, the carbon dioxide created through the U-GAS® gasification process can be economically removed, and in most cases, sequestered. We view power generation, particularly the repowering of existing coal-fired facilities, as an important future opportunity for us.

Overview of U-GAS®

We have an exclusive license to the U-GAS® gasification technology from the Gas Technology Institute, or GTI, a leading non-profit research and development organization located near Chicago, Illinois. Over the past 30 years, GTI has developed a fluidized bed gasification technology trademarked as U-GAS®. Our U-GAS® license grants us the worldwide exclusive right to manufacture, make, use and sell both U-GAS® coal gasification systems and coal and biomass mixture gasification systems and has an initial term expiring in August 2016, with two additional 10-year extensions exercisable at our option. The primary advantage of U-GAS® relative to other leading gasification technologies is the ability to produce syngas from all ranks of coal (including low rank, high ash and high moisture coals), many coal waste products and biomass feed stocks. This process is highly efficient at separating carbon from waste ash, which allows for the efficient processing of certain low rank coal and many coal waste products that cannot otherwise be utilized in the entrained flow and fixed bed gasifiers offered by our competitors. The ability to gasify these lower quality fuels unlocks economic advantages by allowing the use of lower quality feedstocks while maintaining high carbon conversion and clean syngas outputs.

The U-GAS® gasification process is based on a single-stage, fluidized-bed technology for production of low-to-medium heating value syngas from a wide array of biomass feedstocks and coals (including low rank, high ash and high moisture coals). U-GAS® technology was developed for gasification of all ranks of coal as well as coal and biomass blends.

In the U-GAS® gasification process, fuel is processed and conveyed into the gasifier vessel. Within the fluidized bed, the fuel reacts with steam, air and/or oxygen at a temperature of between 1,550°F to 2,000°F. The temperature for gasification depends on the type of fuel used and is controlled to maintain high carbon conversion and non-slagging conditions for the ash. The U-GAS® process accomplishes four important functions in a single-stage, fluidized-bed gasifier: it decakes, devolatilizes and gasifies fuel, and if necessary, agglomerates and separates ash from the reacting coal. The operating pressure of the gasifier depends on the end use for the syngas and may vary from 3 to 30 bars (40 to 435 psia) or more. After cleaning, the syngas can be used as industrial fuel gas, for power generation and for production of produce methanol, DME, SNG, ammonia, synthetic gasoline, steam, power and other products (e.g., sulfur, carbon dioxide or ash).

During operation, fuel is gasified rapidly within the fluidized bed and produces a gaseous mixture of hydrogen, carbon monoxide, carbon dioxide, water vapor and methane, in addition to small amounts of hydrogen sulfide and other trace impurities. If the operating temperature required to achieve acceptable carbon conversion exceeds the fuel ash softening temperature, the ash concentration of the fluidized bed is allowed to increase until a condition is reached that allows the ash particles to agglomerate into larger particles. The agglomerated particles are denser than the surrounding bed material and can thus be selectively removed from the bottom of the bed.

Reactant gases, including steam, air, and/or oxygen are introduced into the gasifier in two areas: (i) through a sloping distribution grid at the bottom of the bed and (ii) through a terminal velocity-controlled ash discharge port at the center of the distribution grid. In both agglomerating and non-agglomerating operating modes, ash is removed by gravity from the fluidized bed and discharged into a lockhopper system for depressurization and disposal. In both operating modes, the gasifier maintains a low level of carbon in the bottom ash discharge stream, making overall carbon conversion of 90% or higher. Cold gas efficiencies of over 80% have been repeatedly demonstrated.

Fines purified from the fluidized bed are typically separated from the product syngas by up to three stages of external cyclone separators, one or two of which return the fines to the fluidized bed for increased carbon conversion. The product syngas is essentially free of tars and oils due to the temperature and residence time of the gases in the fluidized bed, simplifying downstream heat recovery and gas cleaning operations.

When used to gasify biomass or highly reactive wastes, an inert material such as sand, limestone or dolomite is used to maintain the fluidized bed. In this case, most of the ash from the fuel leaves the fluidized bed with the product syngas, with the bottom ash discharge serving primarily to discharge tramp material entering with the biomass or waste feed.
Example installations

•	Initial test facility in Chicago. Operational from 1975 through 1985.
•	Biomass facility in Finland. Commissioned in 1989 and ceased operation in mid-1990’s.
•	Biomass demonstration project in Hawaii. Commissioned in early 1990 and ceased operations in late 1990’s.
•	Large commercial facility for Shanghai Coking and Chemical. Entered commercial operation in 1995 and remained in service until 2000.
•	Large scale test gasifier in Chicago. Commissioned in 2003 and currently in operation.
•	Our Hai Hua plant. Began operations in January 2008 and syngas sales commenced in February 2008.

GTI agreements

License agreement

Pursuant to the Amended and Restated License Agreement dated as of August 31, 2006, as amended on June 14, 2007, between us and GTI, or the License Agreement, we have an exclusive worldwide license to manufacture, make, use and sell both U-GAS® coal gasification systems and coal and biomass mixture gasification systems that utilize coal and biomass blends having feedstock materials containing no less than 60% coal and no more than 40% biomass. The License Agreement also grants us a non-exclusive license to manufacture, make, use and sell worldwide biomass gasification systems and coal and biomass mixture gasification systems that utilize coal and biomass blends having feedstock materials containing up to 60% coal and no less than 40% biomass. The License Agreement has a term of ten years, but may be extended for two additional ten-year periods at our option.

As consideration for the license, we paid $500,000 cash, and issued 190,500 shares of restricted common stock, to GTI. We are also restricted from offering a competing gasification technology during the term of the License Agreement. Additionally, for each U-GAS® unit which we license, design, build or operate which uses coal or a coal and biomass mixture as the feed stock, we must pay a royalty based upon a calculation using the per thermal megawatt/hr of dry syngas production of a rated design capacity, payable in installments at the beginning and at the completion of the construction of a project. We must also provide GTI with a copy of each contract that we enter into relating to a U-GAS® system and report to GTI with our progress on development of the technology every six months. A failure to comply with any of the above requirements could result in the termination of the License Agreement by GTI if not cured by us within specified time periods.

In addition, we were required to (i) have a contract for the sale of a U-GAS® system with a customer in the territory covered by the License Agreement no later than August 31, 2007, (ii) fabricate and put into operation at least one U-GAS® system by July 31, 2008 and (iii) fabricate and put into operation at least one U-GAS® system for each calendar year of the License Agreement, beginning with the calendar year 2009. We have satisfied the obligation to have a contract for the sale of a U-GAS® system no later than August 31, 2007 and fabricate and put into operation at least one U-GAS® system by July 31, 2008 through our Hai Hua project described below. Additionally, we are required to disclose to GTI any improvements related to the U-GAS® system that are developed and implemented by us and the manner of using and applying such improvements. Failure to satisfy the requirements as to these milestones could lead to the revocation of the license by GTI; provided, however, that GTI is required to give a twelve-month notice of termination and we are able to cure the default and continue the License Agreement prior to the expiration of such time period.

During the term of the License Agreement, we have granted to GTI a royalty-free, non-exclusive, irrevocable license to make, manufacture, use, market, import, offer for sale and sell U-GAS® systems that incorporate our improvements. Such license only applies outside of the exclusive rights granted to us under the License Agreement. Without the prior written consent of GTI, we have no right to sublicense any U-GAS® system other than to customers for which we have constructed a U-GAS® system. For a period of ten years, we are restricted from disclosing any confidential information (as defined in the License Agreement) to any person other than employees of our affiliates or contractors who are required to deal with such information, and such persons will be bound by the confidentiality provisions of the license. We have further indemnified GTI and its affiliates from any liability or loss resulting from unauthorized disclosure or use of any confidential information that it receives.

Other services

GTI also offers various technical services including but not limited to laboratory testing of coal samples and plant design review. While we have no obligations to do so, we have requested GTI to provide various services including: (i) developing an industry-standard process model for performance and cost evaluations of U-GAS®, (ii) replenishing and enlarging the intellectual property portfolio for U-GAS® technology and (iii) assisting us with appropriate design support for gasification opportunities that would include fuel feeder, gasifier, solids separation and solids handling systems sizing and configuration.

Competitive strengths

We believe that the key strengths of our business include the following:

•	U-GAS® is a proven coal gasification technology. U-GAS® technology has been developed over the past 30 years, and U-GAS® systems have been in operation since a large scale test facility was completed in the late 1970s. Since that time, U-GAS® technology has undergone numerous process and design enhancements, many of which have been developed by us, that have increased the overall efficiency and flexibility of the technology.

•	We believe that U-GAS® has a significant cost advantage over competing technologies.

•	Efficiently gasify low rank coals on a commercial basis. U-GAS® technology is able to efficiently gasify on a commercial basis all coals, which includes all low rank coal and many coal waste products. Commercially available entrained flow and fixed bed technologies both use more expensive, higher rank coals than we use in our gasifiers, which in turn generally gives us a significant feedstock cost advantage and the potential to earn highly attractive conversion margins.

•	Effective scalability. We expect U-GAS® plants in our target markets to be significantly less costly to fabricate than plants using entrained flow technology, which does not operate as economically as U-GAS® on a smaller scale and thus is used only at much larger plants. Because U-GAS® plants can be built to a smaller scale, they can also be constructed more quickly, at lower capital cost and, in many cases, in closer proximity to coal sources. Although some plants using fixed bed technology can be constructed at a lower cost than U-GAS® plants, they require a more expensive coal as feedstock, which increases their operating costs and lowers their return on capital.

•	Maintenance and reliability. U-GAS® plants typically operate at lower temperatures and pressures, and generate less corrosive gasification products, than plants utilizing entrained flow or fixed bed technologies. As a result, we believe that the refractory, or insulating material in the gasifier, among other items, will require less frequent replacement, resulting in lower maintenance costs and facility down time than these other technologies.

•	We have established relationships with strong strategic partners. We believe that the relationships described below under “—Current operations and projects” and “—Other industry partners” will accelerate our growth by enabling us to better fund our development efforts, better understand market practices and regulatory issues, leverage the resources of our partners and more effectively handle challenges that may arise.

•	We are a leader in fluidized bed gasification. We believe that our highly experienced 45 person in-house engineering group, complemented by the resources of GTI, possess leading capabilities and proprietary “know how” in fluidized bed gasification comprised of both conceptual design and application expertise.

•	We have significant operating experience in China. Our activities in China are primarily managed and conducted through our office in Shanghai by native-born personnel who have knowledge of Chinese culture and the local business, political and regulatory environments. We have also established low cost local sources in China for most components of our plants, which we believe provide us an added cost advantage and significantly shorter delivery lead times when compared to competitors that acquire components elsewhere.

•	Our senior management is highly experienced in the development and operation of energy projects. Our 12 person senior management team has extensive experience in developing and operating energy-related infrastructure projects globally, with over 200 years of collective experience and a specific competency in energy project development and operation in China, the United States and emerging markets.

Business strategy

The key elements of our business strategy include:

•	Execute on projects currently under development. We intend to leverage our success to date at Hai Hua in our ongoing business development efforts. Our projects under development are also expected to have a significant impact on our business development efforts and financial results once they are completed and producing. We believe that our Golden Concord project, and, if approved, our YIMA and CONSOL projects, will demonstrate our ability to expand into increasingly larger projects and new product markets, which we believe will lead to additional future projects.

•	Leverage our relationships with our strong strategic partners for project development. China is presently our primary market, where our efforts have been focused primarily on facilities producing syngas, methanol and DME. We have also focused on expanding our relationship with our current partners, and developing new relationships with strategic partners in the key coal-to-chemicals regions of China. We are also working with partners that control coal and coal waste resources to develop projects in the United States that focus on methanol, ammonia, SNG and synthetic gasoline markets.

•	Concentrate our efforts on opportunities where our U-GAS® technology provides us with a clear competitive advantage. We believe that we have the greatest competitive advantage using our U-GAS® technology in situations where there is a ready source of low rank, low cost coal or coal waste to utilize as fuel and the project scale is in our target size of up to 400 MW (equivalent).

•	Continue to develop and improve U-GAS® technology. We are continually seeking to improve the overall plant availability, plant efficiency rates and fuel handling capabilities of the existing U-GAS® gasification technology. To date, we have filed six patent applications relating to improvements to the U-GAS® technology.

•	Investigate acquisition opportunities. As our business continues to develop, we plan to evaluate acquisition opportunities, including existing plants, facilities or coal mines where we could enhance the economics with our U-GAS® technology.

Target markets

China

We believe that China offers immediate opportunities to develop U-GAS®-based coal gasification projects, has coal as its most abundant indigenous energy resource and, in particular, has a ready supply of low rank coal. According to the U.S. Department of Energy, as of year end 2006, China’s recoverable coal reserves amounted to 115 billion tonnes, including 52 billion tonnes of lower grade sub-bituminous and lignite coals. In addition, the Chinese government is promoting the expansion of the domestic supply of chemical products and transportation fuels derived from coal. Recently promulgated legislation is expected to mandate methanol blending into gasoline supplies. More than 4,000 cars are being added daily to China’s existing fleet of 92.3 million vehicles in registration and we anticipate the demand for transportation fuels to increase dramatically. In addition, methanol and DME are both experiencing strong consumption growth. Methanol is used as a natural gas substitute in power generation and as an automotive fuel additive. DME, a methanol derivative, is presently used as a clean-burning substitute for liquefied petroleum gas, or LPG, and is used in China as an automotive fuel as a replacement for diesel fuel. China’s methanol consumption has grown from 2.6 million tonnes in 1999 to 10.6 million tonnes in 2007. Due to the strength and growth prospects of the methanol and DME markets in China, we plan to focus on projects in these markets.

United States

We have also targeted the United States market for development of U-GAS®-based coal gasification projects. The United States has the most abundant coal reserves in the world and a ready supply of low rank coal. We believe that synthetic gasoline made from coal-derived methanol can cleanly supplement transportation fuel requirements with domestically produced gasoline. Concerns over greenhouse gas emissions, such as carbon dioxide, have increased recently, particularly with respect to coal-based consumption. Coal gasification enables the successful utilization or sequestration of these gases from our U-GAS®-based plants. Gasoline produced utilizing lower cost feedstocks, such as low rank coal and coal waste products, is expected to cost significantly less than other alternatives. As of year end 2006, the United States had over 246 billion tonnes of coal, including 132 billion tonnes of lower grade sub-bituminous and lignite coals. In the United States, coal has a significant cost advantage over natural gas on a BTU basis. As of May 9, 2008, Powder River Basin coal (an example of a lower rank coal) costs approximately $0.58 per MMBtu, as compared to the twelve month NYMEX strip price of $11.76 per MMBtu for natural gas. This difference in feedstock prices has created a cost advantage for us, which we believe will allow us to become a low-cost producer of methanol, synthetic gasoline and ammonia. Between 2003 and 2008, the price of methanol has increased 114% and the price of ammonia has increased 263%. These price increases have enhanced the attractiveness of projects where the price of the end product is derived from or based on the cost of natural gas. In addition, recent federal legislation has mandated the use of alternatives fuels, such as corn-based ethanol, as fuel additives. We believe that synthetic gasoline derived from coal-based methanol will gain support as a low cost alternative to other domestically produced alternative fuels. To take advantage of this trend, we believe that our projects in the United States will focus on the production of methanol, synthetic gasoline and ammonia.

Business development and engineering staff

Business development staff

We currently employ a staff of five experienced business development professionals in China. Led by Don Bunnell, our President & Chief Executive Officer of Asia Pacific, the Chinese business development team is focused on the disciplined development of gasification projects that maximize the advantages of U-GAS® technology. The team has combined experience of over 80 years of energy infrastructure project development in China. Members of the team have either led or assisted in the development of multiple coal and natural gas power projects, chemical and nuclear projects in mainland China over the past two decades. We intend to strengthen this staff with the addition of at least four individuals within the next twelve months.

Our development effort in the United States consists of four experienced individuals focused on the development of gasification projects in the United States as well as structured transactions with select multi-national industrial corporations. Led by David Eichinger, our Chief Financial Officer and Senior Vice President of Business Development, the team is executing on coal-to-transportation fuel opportunities in areas where low rank coals are available as feedstocks. The team is also working with select multi-national industrial corporations to deploy U-GAS® technology to replace traditional higher cost energy supplies around the world. We intend to augment this capability with the addition of three individuals within the next twelve months.

Engineering staff

Operations in China have given us the opportunity to build a leading gasification engineering team at a time when process engineering resources are in short supply in the western world. Coal has been an important part of the Chinese economy for many decades. This activity has spawned a large community of engineers with experience in coal gasification and industrial process design and implementation. During the last few decades, China has developed an entire university program dedicated to coal energy and process engineering, resulting in a ready source of high quality, experienced engineers to work on advanced gasification projects such as U-GAS®. We currently employ a staff of 38 engineers in our Shanghai office and at our Hai Hua plant, many of whom have graduated from the university programs and together have an average of more than 15 years of gasification experience each. Core members of the team were the original engineering team that built the world’s largest U-GAS® facility at Shanghai Coking and Chemical in 1994. We have also recently added two engineers in the United States with extensive experience in the gasification industry through their work with Fluor Corporation and General Electric.

We intend to use this engineering team to conceptualize, design and build gasification projects in our target markets. We believe that this capability represents a key advantage for marketing to U.S. companies and multi-national firms throughout the project development cycle and enables pre-development engineering work to be done with a faster cycle time and at a substantially lower cost.

Current operations and projects

The target size of our plants is 100 MW (equivalent) to 400 MW (equivalent) costing from approximately $100 million to several hundred million dollars to build. Our plants can produce synthesis gas, or syngas, a mixture of hydrogen, carbon monoxide and other products. Depending on local market need and fuel sources, syngas can in turn be used to produce methanol, dimethyl ether, or DME, synthetic natural gas, or SNG, ammonia, synthetic gasoline, steam, power and other byproducts (e.g., sulfur, carbon dioxide or ash).

Hai Hua

Our first project is a joint venture with Shandong Hai Hua Coal & Chemical Company Ltd., or Hai Hua. Through the joint venture, which we refer to as the HH Joint Venture, we developed, constructed and are now operating a syngas production plant utilizing U-GAS® technology in Zaozhuang City, Shandong Province, China designed to produce approximately 28,000 standard cubic meters per hour of gross syngas. The plant is producing and selling syngas and the various byproducts of the plant, including ash, elemental sulphur, hydrogen and argon. Hai Hua, an independent producer of coke and coke oven gas, owns a subsidiary engaged in methanol production. This coal washing process produces a byproduct which is used as the design fuel for the HH Joint Venture’s U-GAS® gasification plant. Construction of the plant has been completed for a total cost of approximately $36.3 million. The plant produced initial syngas in January 2008 and syngas sales commenced in February 2008. As of June 5, 2008, the plant is running at approximately 30% of its design capacity. The plant was built on a site adjacent to the Hai Hua coke and methanol facility. Hai Hua has granted rights of way for construction access and other ongoing operations of the plant. The land for the construction of this plant was acquired from the Chinese government with the assistance of the Shandong Xue Cheng Economic Development Zone.

A Chinese supplier of air separation equipment supplied the oxygen production equipment for the plant. By utilizing this supplier, we were able to source this piece of equipment on an acceptable schedule and at a cost significantly below alternative prices. A leading supplier of pressure vessel and heat exchanger equipment in China was contracted to build the gasifier vessels and heat recovery units for the plant. This supplier has built major thermal equipment for industries ranging from coal power generation to nuclear energy and successfully met our quality, schedule and pricing demands. An international industrial construction firm was contracted to build the plant. This firm has built large scale industrial facilities throughout China and the world and was able to deploy a large dedicated skilled labor force for our project.

According to the joint venture agreement of the HH Joint Venture, if either we or Hai Hua desires to invest in another coal gasification project within Zaozhuang City, the other company has a right to participate in up to 25% of the investment. For the first 20 years after the date that the plant became operational, 95% of all net profits of the HH Joint Venture will be distributed to us. After the initial twenty years, the profit distribution percentages will be changed, with us receiving 10% of the net profits of the HH Joint Venture and Hai Hua receiving 90%. The contract has a term of 50 years, subject to earlier termination if the HH Joint Venture either files for bankruptcy or becomes insolvent or if the syngas purchase contract between the HH Joint Venture and Hai Hua (discussed in more detail below) is terminated. Hai Hua has also agreed that the License Agreement is our sole property and that it will not compete with us with respect to fluidized bed gasification technology for the term of the HH Joint Venture.

In addition, Hai Hua has agreed to certain capacity and energy payments with respect to syngas purchased from the HH Joint Venture pursuant to the terms and conditions of a purchase and sale contract. Hai Hua will (i) pay a monthly capacity fee and, subject to delivery, a monthly energy fee; (ii) provide piping to the plant for the acceptance of steam and coke oven gas from Hai Hua and for the delivery of syngas from the HH Joint Venture to Hai Hua; and (iii) coordinate its operations and maintenance so as to ensure Hai Hua purchases as much syngas as possible. The energy fee is a per Ncum of syngas fee calculated by a formula which factors in the monthly averages of the prices of design base coal, coke, coke oven gas, power, steam and water, all of which are components used in the production of syngas. The capacity fee is paid based on the capacity of the plant to produce syngas, factoring in the number of hours (i) of production and (ii) of capability of production as compared to the guaranteed capacity of the plant, which for purposes of the contract is 22,000 Ncum per hour of syngas.

The HH Joint Venture is contractually obligated to procure certain other necessary consumables for operation of the plant, provided, the HH Joint Venture is entitled to reimbursement for these costs through the payment of the energy fee. As part of its registered capital contribution to the HH Joint Venture, Hai Hua contributed approximately $480,000 in cash. Hai Hua is also required to provide up to 100,000 Ncum of coke oven gas and up to 600 tonnes of coke free to the HH Joint Venture during the first year of operation as start-up fuels for the gasifiers. Any requirements for coke or coke oven gas above these amounts shall be paid for by the HH Joint Venture. If Hai Hua is unable or unwilling to provide the required coke or coke oven gas, the plant will be deemed to be able to produce for purposes of calculating the capacity fee and Hai Hua will not be relieved of its payment obligations. Pursuant to the terms of the contract, the value of the items provided by Hai Hua to the HH Joint Venture (including the coke, coke oven gas, piping and acreage for the storage facilities) shall not exceed 5% of the equity of the HH Joint Venture.

Hai Hua is required to annually provide to the HH Joint Venture a preliminary syngas usage plan for that year, provided, however, that in no event shall the usage plan require less than 19,000, or more than 22,000 Ncum per hour of syngas. In connection with this, the HH Joint Venture shall annually provide a generation plan to Hai Hua which sets forth the anticipated syngas generation for that year, and it shall use its best efforts to match its generation plan with Hai Hua’s usage plan. If the HH Joint Venture produces more syngas than the capacity that Hai Hua is required to make capacity payments for under the contract, Hai Hua shall have a right of first refusal to purchase such excess amount. It would be a default under the agreement if we fail to materially perform these obligations.

The syngas to be purchased by Hai Hua is subject to certain quality component requirements set forth in the contract. All byproducts of the gasification process are the property of the HH Joint Venture. The HH Joint Venture is entitled to provide services and sell products which it produces other than syngas to third parties, but Hai Hua has a right of first refusal for any such sales. Hai Hua is obligated to pay the capacity fee regardless of whether they use the gasification capacity, subject only to availability of the plant and exceptions for certain events of force majeure.

The agreement terminates 20 years from the date of the issuance of the business license of the HH Joint Venture. Upon termination of the agreement for any reason other than the expiration of the term, the HH Joint Venture will have the right to either produce syngas for other customers in its current location or dismantle the plant and move the plant to another location. Within two years of October 22, 2006, the date of the contract, Hai Hua could request that the HH Joint Venture expand its syngas production in order to assist in the production of methanol by a subsidiary of Hai Hua, and the HH Joint Venture is required to negotiate such increased production in good faith. Hai Hua has made such a request and as of the date hereof, the HH Joint Venture is in negotiations regarding the details and pricing of the expansion project. The HH Joint Venture is also considering possible acquisitions of interests in coal mines near the plant.

Golden Concord

We are a party to a joint venture with Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd., or Golden Concord. SES—GCL (Inner Mongolia) Coal Chemical Co., Ltd., or the GC Joint Venture was formed to (i) develop, construct and operate a coal gasification, methanol and DME production plant utilizing U-GAS® technology in the Xilinguole Economic and Technology Development Zone, Inner Mongolia Autonomous Region, China and (ii) produce and sell methanol, DME and the various byproducts of the plant, including fly ash, steam, sulphur, hydrogen, xenon and argon. Golden Concord is a subsidiary of one of China’s largest independent private power producers. The facility is expected to produce syngas which will be used as a feedstock for a 225,000 tonne per year methanol plant. The project is currently moving through the approval process and we broke ground in June 2007 with operations scheduled to begin by the second quarter of 2010. We agreed to contribute approximately $16.3 million in cash in exchange for a 51% ownership interest in the GC Joint Venture, and Golden Concord has agreed to contribute approximately $16 million in cash for a 49% ownership interest in the GC Joint Venture. The contributions of each of SES Investments and Golden Concord are payable in installments, with the first 20% due within 90 days of the date of the issuance of the GC Joint Venture’s business license. We are continuing to work with Golden Concord on financing alternatives for the project.

As of March 31, 2008, we have funded a total of $3.3 million of our equity contribution and Golden Concord has funded an additional approximately $3.1 million of its equity contribution. We are also required to fund an additional approximately $13.0 million, representing the remainder of our equity contribution, no later than September 3, 2009. The parties’ preliminary estimate of the total required capital of the GC Joint Venture is approximately $110.0 -$130.0 million, including the approximately $32.3 million in cash to be contributed by us and Golden Concord.

The remaining capital is expected to be provided by project debt to be obtained by the GC Joint Venture. We and Golden Concord have each agreed to guarantee any such project debt incurred by the GC Joint Venture, with our requirement being to guarantee no less than 55% and no more than 60% of its debt, based on the percentage of the debt which relates to the gasification processes of the plant, and Golden Concord is required to guarantee the remainder. If either we or Golden Concord is unable to perform its guarantee obligations, the other party shall be required to use its best efforts to provide such guarantee and shall be entitled to a guarantee fee of 5.5% of the amount of the guarantee from the other party. If the other party is unable to provide such guarantee, it shall be deemed a material breach of the contract by the party that was originally unable to provide the guarantee and the ownership interests of such party shall be subject to the call rights described below.

We and Golden Concord are in the process of assisting the GC Joint Venture in obtaining approval of its feasibility study and environmental impact assessment, the issuance of its business license and any other consents or approvals which will be required to construct the plant. Golden Concord is also assisting the GC Joint Venture in negotiating the construction contract for the plant. Once operational, the plant will supply methanol to the merchant market, and may enter into long term offtake agreements. The GC Joint Venture will also sell the byproducts of the plant in either the open market or pursuant to long term offtake agreements to be negotiated. Upon the completion of the construction of Golden Concord’s coal mine in Baoyanbaolige, Inner Mongolia Autonomous Region, China, the GC Joint Venture will be required to purchase its coal requirements from Golden Concord unless the price for such coal is greater than the price from suitable alternatives that can be purchased by the GC Joint Venture in the open market.

The GC Joint Venture will be governed by a board of directors consisting of eight directors, four of whom will be appointed by us and four of whom will be appointed by Golden Concord. The right to appoint directors can be reduced or increased if the ownership interests of either party changes by 12.5%. The GC Joint Venture will also have officers that are appointed by us, Golden Concord and/or the board of directors pursuant to the terms of the GC Joint Venture contract. We and Golden Concord shall share the profits, and bear the risks and losses, of the GC Joint Venture in proportion to their respective ownership interests. The contract has a term of 30 years, subject to earlier termination if either us or Golden Concord files for bankruptcy or otherwise becomes insolvent.

We and Golden Concord have agreed to certain rights of first refusal and call rights with respect to their ownership interests in the GC Joint Venture. If either party desires to transfer all or any portion of its interest in the GC Joint Venture, other than to an affiliate, the other party shall have a right of first refusal to acquire such interest. In addition, Golden Concord has an option, in its sole discretion and for 30 months from the date that plant begins commercial operation, to acquire two percent (2%) of the registered capital of the GC Joint Venture from us. Each of us and Golden Concord also has an option to acquire all (but not a part of) the interest of the other party in the registered capital of the GC Joint Venture in the event of a material breach of the contract by such party which is not resolved pursuant to the terms of the contract.

We and Golden Concord have also agreed to certain penalties if certain milestones for the GC Joint Venture are not achieved. Golden Concord would be required to transfer a portion of its registered capital in the GC Joint Venture to us if certain water and power interconnections are not connected within a period of time after the start-up of the plant. The amount to be transferred is based on the percentage ownership interest held, costs incurred and capital invested. We would be required to pay liquidated damages to the GC Joint Venture if the gas capacity for the plant is not within a certain percentage of the target capacity for the plant. If the problem cannot be remedied pursuant to the requirements of the contract, we would have to transfer a portion of its registered capital in the GC Joint Venture to Golden Concord based on their percentage ownership interest held, costs incurred and capital invested.

YIMA

We have also entered into a non-binding preliminary co-operative agreement with YIMA Coal Industry Group Co. Ltd., a company owned by the Chinese government. Phase one of the project deals with the construction of an approximately $250-$350 million integrated coal-to-methanol (ultimately into DME) plant in Henan Province, China. In March 2008, we established a joint project office responsible for developing the plant. When phase one is completed, the plant is expected to have an hourly capacity of approximately 180,000 standard cubic meters of gross syngas and an annual capacity of 500,000 tonnes of methanol. The estimated total cost represents the estimated capital expenditures for both the gasification and methanol portions of the plant. We are currently negotiating various documents related to this project, including operations and management agreements for the plant, coal purchase agreements, offtake agreements and other related agreements. We are waiting for final government approvals before this project commences.

CONSOL

We are party to an agreement with CONSOL Energy Inc., the largest producer of bituminous coal in the United States, or CONSOL, to investigate the development of coal-based gasification facilities to replace domestic production of various industrial chemicals that has been shut down due to the high cost of natural gas. CONSOL produces over 20 million tons per year of coal preparation plant tailings that could be used to make valuable liquid and gas products instead of land-filling the coal trapped in this material as waste. In April 2008, we completed the feasibility and initial engineering studies analyzing potential projects in Ohio, Pennsylvania and West Virginia that would use our U-GAS® technology to convert coal from CONSOL’s eastern coal mining complexes into higher value products including methanol, synthetic gasoline, ammonia and SNG. We have also secured an option for a project site located near one of CONSOL’s West Virginia mines and we are currently working on the front-end engineering design package and negotiating the terms of a joint venture agreement. This particular project is expected to have an annual capacity of 500,000 tonnes of methanol, although we may consider increasing the size of the project.

Other industry partners

AEI

We are party to a joint development agreement with AEI, pursuant to which we will seek to identify and jointly develop, finance and operate various projects involving the conversion of coal, or coal and biomass mixtures, into syngas using the U-GAS® technology (or other alternative technology). The agreement will be for all projects in emerging markets, which includes markets other than in North America, certain countries in the European Union, Japan, Australia and New Zealand. Our current projects with Hai Hua, Golden Concord and, if approved, YIMA, and any future expansion of such projects, are specifically excluded from the agreement. In addition, we may continue to independently pursue equipment sales and licensing opportunities with customers who will use syngas predominately for their own internal consumption.

The types of projects subject to the agreement include:

•	Projects utilizing syngas to produce refined products, such as methanol, ethanol, DME and ammonia;

•	Industrial projects using syngas to generate thermal energy; and

•	Projects providing syngas to power plants which will use the syngas to produce electricity.

We and AEI shall seek to identify these types of projects and will then provide an exclusive offer to the other party to co-develop such projects. Both parties have the right, but not the obligation, to invest in up to 50% of the required equity in any project utilizing the U-GAS® technology originated by the other party. For any project that does not utilize the U-GAS® technology, the investment percentage to be offered to the non-originating party ranges from 0% to 35% depending on the type of project. As to any project, either party has the option to withdraw from development of the project at any time prior to a decision to proceed with the project by the board of directors by the applicable project joint venture company. Such decision may be evidenced by, among other things, funding the equity to develop a project, issuing notice to proceed under a construction contract, executing and performing under any other project contracts or executing and delivering any documents related to the financing of any project.

The “lead developer” will be agreed to by the parties on a case-by-case basis for each project and in that capacity will be responsible for, among other things, obtaining government approvals, negotiating construction contracts and other agreements and acquiring any necessary financing or real estate to develop the project. For each project, we will provide engineering support, equipment and training, all at 110% of the direct cost of such support. We will make the U-GAS® technology available for all projects in the markets listed above, even if we are not invested in the project. To facilitate this, and as agreed to by GTI, the joint venture or AEI, as applicable, will be granted a license to use the U-GAS® technology for each project. We will receive a one-time installation fee of $10 per Thermal MegaWatt/hr of dry syngas production for each project that utilizes the U-GAS® technology. For projects that we co-develop with AEI, the royalty rate shall be negotiated at the time of the development of such project, but the royalty shall not exceed $0.50 per MMBtu.

We will form project company joint ventures with AEI for each project that we co-develop. The required capital investments of the parties will be determined based on the percentage ownership in that joint venture. The joint ventures will be managed by a board of directors, with representation split between AEI and us based on the percentage ownership in that joint venture, and will include standard supermajority voting ownership for material decisions. The joint ventures will also have officers that are appointed by AEI and us, with the general manager and chief financial officer being appointed by AEI and the deputy general manager and operations manager being appointed by us.

The agreement with AEI has a term of five years, subject to the rights of either party to terminate upon a default, subject to applicable cure periods. Although we are required to continue to provide the support services for any continuing projects, such obligation will cease on the second anniversary of the termination of the agreement. We have the right to terminate the agreement if AEI has not identified and presented, in accordance with defined procedures, at least four prospective projects (as such term is defined in the agreement), within the first twelve months, to the project committee, comprised of two representatives from each party.

China National Chemical Engineering Company

We recently entered into an agreement with China National Chemical Engineering Company, or CNCEC, under which CNCEC will provide project support in China and other areas where CNCEC does business. CNCEC is China’s leading and largest chemical engineering group, operating six chemical engineering companies and thirteen construction companies and employing over 60,000 employees. CNCEC is China’s leader in both coal gasification and methanol plant construction with knowledge, and experience in, designing such plants in china and in other countries. We believe that CNCEC will have the ability to recommend U-GAS® technology in projects where it has been engaged by others.

Multinational chemical company

We are party to a project development agreement with a major multinational chemical company to perform feasibility studies and devise plans for the potential development of a coal-

to-methanol gasification plant in China. The plant would support the chemical company’s facilities in China, and address the region’s increased demand for clean petrochemical feedstocks. The planned plant will use the U-GAS® technology to convert coal reserves into syngas and to further refine the syngas into methanol. The capacity of this plant is intended to be similar in size to our Golden Concord project. The agreement covers a number of project development phases. During phase one, we will conduct feasibility studies to identify the optimum site for the construction of the proposed plant in order to ensure adequate coal supply, coal and methanol transport costs and the permitting process. Subject to a successful plant-site designation, we will conduct additional scoping work that will include further definition of project design, schedules and costs. The agreement requires the successful completion of these project development phases, at which point further negotiation of a definitive agreement by both parties would be undertaken before initiating any projects. Either we or the chemical company may terminate the agreement prior to the completion of the feasibility and other studies related to the proposed plant.

Competition

In the world gasification market, the largest providers are General Electric, Shell, Siemens and ConocoPhillips. These companies utilize entrained flow gasification based technologies originally derived from liquid fuels processing (i.e. refining). These technologies require the use of high grade bituminous or sub-bituminous coals as feedstocks which result in a higher cost of operation. The Siemens technology (recently acquired from Future Energy), while still an entrained flow design, has the potential to operate on low rank coals. However, to date, the Siemens technology has not been commercially deployed. There are also several Chinese companies that use low pressure, fixed bed technologies, which utilize high cost coals and are relatively immature, with low capital costs being their primary basis for competition. Additionally, several companies are developing other gasification technologies which are still in the research and development phase.

Suppliers

We believe that we have developed an internal capability that allows for the cost effective and timely sourcing of equipment for our current projects in China. China has rapidly expanded its industrial manufacturing and construction capabilities which has reduced the cost and build time of traditional sources of supply. We have been successful in locating and contracting with a number of key suppliers of major equipment and services. We also intend to utilize Chinese sourced major equipment in projects located in the United States and elsewhere.

Research and development

During the fiscal years ended June 30, 2007 and 2006, we expensed $304,086 and $373,282, respectively, for research and development primarily related to the development and fuel testing of coal. During the fiscal years ended June 30, 2007 and 2006, we expensed $198,040 and $158,406, respectively, on engineering salaries. We plan to continue increasing internal research and development with a goal of offering our customers the best and most efficient clean coal solutions.

Governmental and environmental regulation

Our operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency and various Chinese authorities, issue regulations to implement and enforce such laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. These laws and regulations may require the acquisition of a permit before operations at a facility commence, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with such activities, limit or prohibit construction activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas, and impose substantial liabilities for pollution resulting from our operations. We believe that we are in substantial compliance with current applicable environmental laws and regulations and we have not experienced any material adverse effect from compliance with these environmental requirements.

In China, the development and construction of gasification facilities is highly regulated. In the development stage of a project, the key government approvals relate to the project’s environmental impact assessment report, feasibility study (also known as the project application report) and, in the case of a Sino-foreign joint venture, approval of the joint venture company’s joint venture contract and articles of association. Approvals in China are required at the municipal, provincial and/or central government levels depending on the total investment in the project and subject to industry specified criteria. For example, the Chinese government has recently promulgated new project approval requirements for infra-structure projects related to coal-to-methanol plants. China’s NDRC, or its provincial or municipal counterparts, must approve new projects based on a minimum production requirement of 1,000,000 tonnes or greater capacity per year for coal-to-methanol plants.

Although we do not believe that this would invalidate any of our existing permits, our future joint ventures in China relating to coal-to-methanol plants will have to abide by these guidelines.

Although we have been successful in obtaining the permits that are required at a given stage with respect to the HH Joint Venture and the GC Joint Venture, any retroactive change in policy guidelines or regulations or an opinion that the approvals that have been obtained are inadequate, either at the federal or state level in the United States, or the municipal, provincial or central government levels in China, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations. Other developments, such as the enactment of more stringent environmental requirements, changes in enforcement policies or discovery of previously unknown conditions, could require us to incur significant capital expenditures.

Employees

As of June 5, 2008, we had 206 employees. None of our employees are represented by any collective bargaining unit. We have not experienced any work stoppages, work slowdowns or other labor unrest. We believe that our relations with our employees are good.

Legal proceedings

As of June 5, 2008, we had no pending legal proceedings.

Description of property

Our corporate office occupies approximately 10,000 square feet of leased office space in Houston, Texas. We also lease approximately 5,000 square feet of office space in Shanghai, China and we also lease a small office in Beijing, China. Over time, additional facilities may be required as we add personnel to advance our commercial and technical efforts.

Selected historical financial data

The following table presents selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated balance sheet data as of June 30, 2007 and June 30, 2006 and the selected consolidated statement of operations data and other financial data for the period from November 4, 2003 (inception) through June 30, 2007 and for each of the years in the two year period ended June 30, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial information as of and for the nine months ended March 31, 2008 has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments which we consider necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods presented. Results for the nine months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year. You should read the following table in conjunction with “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, those financial statements include more detained information regarding the basis of presentation for the following consolidated financial data.

Consolidated statement of operations data

	Nine months ended			November 4, 2003
	March 31, 2008	Year ended	Year ended	(inception)
	(unaudited)	June 30, 2007	June 30, 2006	to June 30, 2007

Revenue	$39,879	$—	$—	$—
Costs of goods sold	(376,033)	—	—

Gross loss	(336,154)	—	—	—
General and administrative expenses and other expenses:
General and administrative expenses	(8,807,761)	(5,865,922)	(1,023,229)	(7,127,054)
Stock-based compensation	(3,859,690)	(6,640,562)	(3,042,979)	(9,683,541)
Project and technical development expenses	(2,878,782)	(1,135,679)	(1,245,164)	(2,512,476)

Operating loss	$(15,882,387)	$(13,642,163)	$(5,311,372)	$(19,323,071)

Non-operating income:
Interest income	191,903	462,979	128,996	605,598
Interest expense	(112,945)	—	—	(2,440)

Net loss before income tax benefit	(15,803,429)	(13,179,184)	(5,182,376)	(18,719,913)
Income tax benefit	—	—	—	—

Net loss before minority interest	(15,803,429)	(13,179,184)	(5,182,376)	(18,719,913)

Minority interest	271,703	36,751	—	36,751

Net loss	$(15,531,726)	$(13,142,433)	$(5,182,376)	$(18,683,162)

Net loss per share:
Basic and diluted	$(0.46)	$(0.47)	$(0.19)	$(0.68)
Weighted average common shares outstanding:
Basic and diluted	33,520,077	27,851,642	27,754,139	27,486,476

Consolidated balance sheet information

	March 31,
	2008	June 30,	June 30,
	(unaudited)	2007	2006

Total current assets	$42,788,861	$6,786,773	$3,196,133
Total assets	86,385,183	38,471,506	3,213,548
Total long-term liabilities	10,913,236	12,080,625	—
Total liabilities	22,929,855	18,921,841	328,198
Total stockholders’ equity	60,148,564	19,094,865	2,885,350

Management’s discussion and analysis of financial
condition and results of operations

Business overview

We build, own and operate coal gasification plants that utilize our proprietary U-GAS® fluidized bed gasification technology to convert low rank coal and coal wastes into higher value energy products, such as transportation fuels and ammonia. We believe that we have several advantages over commercially available competing technologies, such as entrained flow and fixed bed, including our ability to use all ranks of coals (including low rank, high ash and high moisture coals, which are significantly cheaper than higher grade coals), many coal waste products and biomass feed stocks, which provide greater fuel flexibility, and our ability to operate efficiently on a smaller scale, which enables us to construct plants more quickly, at a lower capital cost and in many cases closer proximity to coal sources.

Our principal business activities are currently focused in China and the United States, areas which are estimated by the U.S. Department of Energy to represent a combined 40% of total global coal reserves. Our first commercial scale coal gasification plant is located in Shandong Province, China and has been in operation since January 2008. We have a second plant under construction in the Inner Mongolia Autonomous Region of China and have plants under development in Henan Province, China and in West Virginia.

The target size of our plants is 100 MW (equivalent) to 400 MW (equivalent) costing from approximately $100 million to several hundred million dollars to build. Our gasification plants can produce synthesis gas, or syngas, a mixture of hydrogen, carbon monoxide and other products. Depending on local market need and fuel sources, syngas can in turn be used to produce methanol, DME, SNG, ammonia, synthetic gasoline, steam, power and other byproducts (e.g., sulfur, carbon dioxide or ash).

Our business strategy includes the following elements:

•	Execute on projects currently under development. We intend to leverage our success to date at Hai Hua in our ongoing business development efforts. Our projects under development are also expected to have a significant impact on our business development efforts and financial results once they are completed and producing. We believe that our Golden Concord project and, if approved, our YIMA and CONSOL projects, will demonstrate our ability to expand into increasingly larger projects and new product markets, which we believe will lead to additional future projects.

•	Leverage our relationships with our strong strategic partners for project development. China is presently our primary market, where our efforts have been focused primarily on facilities producing syngas, methanol and DME. We have also focused on expanding our relationship with our current partners, and developing new relationships with strategic partners in the key coal-to-chemicals regions of China. We are also working with partners that control coal and coal waste resources to develop projects in the United States that focus on methanol, ammonia, SNG and synthetic gasoline markets.

•	Concentrate our efforts on opportunities where our U-GAS® technology provides us with a clear competitive advantage. We believe that we have the greatest competitive advantage using our U-GAS® technology in situations where there is a ready source of low rank, low cost coal or coal waste to utilize as fuel and the project scale is in our target size of up to 400 MW (equivalent).

•	Continue to develop and improve U-GAS® technology. We are continually seeking to improve the overall plant availability, plant efficiency rates and fuel handling capabilities of the existing U-GAS® gasification technology. To date, we have filed six patent applications relating to improvements to the U-GAS® technology.

•	Investigate acquisition opportunities. As our business continues to develop, we plan to evaluate acquisition opportunities, including existing plants, facilities or coal mines, where we could enhance the economics with our U-GAS® technology.

Results of operations

We are in our development stage and therefore have had limited operations. We generated our first revenues of $39,879 during the three months ended March 31, 2008. We have sustained net losses of $34.2 million from November 4, 2003, the date of our inception, to March 31, 2008. We have primarily financed our operations to date through private placements and a public offering of our common stock. As discussed in “Liquidity and capital resources” below, we will need to raise additional capital through equity and debt financing for any new projects that we develop and to support possible expansion of our existing operations. In particular, we may attempt to secure non-recourse debt financing in order to construct additional plants. Such financing may be used on a project basis to reduce the amount of equity capital required to complete the project.

Nine months ended March 31, 2007 compared to nine months ended March 31, 2008

Revenue and cost of goods sold

We had no revenue in the nine months ended March 31, 2007 compared to $39,879 in the nine months ended March 31, 2008. Revenue in the nine months ended March 31, 2008 was predominately from the sale of syngas produced at the HH Joint Venture plant in China.

There were no cost of goods sold for the nine months ended March 31, 2007 compared to $376,033 for the nine months ended March 31, 2008. The $376,033 in cost of goods sold primarily includes materials, direct labor costs and plant depreciation expense.

General and administrative expenses

General and administrative expenses increased 194.7% from $3.0 million for the nine months ended March 31, 2007 to $8.8 million for the nine months ended March 31, 2008. The increase of $5.8 million was primarily due to an increase in salaries and incentive wages as a result of increased staffing levels, and to a lesser extent, an increase in travel expenses associated with activities in China, investor relations expenses, outside consulting and accounting fees incurred in connection with Sarbanes-Oxley Act compliance requirements and legal fees.

Stock-based compensation expenses

Stock-based compensation decreased 23.9% from $5.1 million for the nine months ended March 31, 2007 to $3.9 million for the nine months ended March 31, 2008. The decrease was due to the full vesting of options granted to certain members of senior management in prior periods.

Project and technical development expenses

Project and technical development expenses increased 178.9% from $1.0 million for the nine months ended March 31, 2007 to $2.9 million for the nine months ended March 31, 2008. The increase was primarily due to increased expenditures related to our projects with CONSOL, Hai Hua and Golden Concord and expenses associated with the GTI facility reservation and use fee for calendar year 2008.

Interest income

Interest income decreased from $0.4 million for the nine months ended March 31, 2007 to $0.2 million for the nine months ended March 31, 2008. The decrease was primarily due to lower effective interest rates.

Interest expense

There was no interest expense recorded in the nine months ended March 31, 2007 compared to $0.1 million recorded in the nine months ended March 31, 2008. Prior to the Hai Hua plant being placed into service, interest expense related to the HH Joint Venture’s outstanding loan with the Industrial and Commercial Bank of China, or ICBC, was capitalized. The Hai Hua plant was commissioned in January 2008. Interest on the ICBC loan has been expensed from that point forward.

Net loss

Net loss for the nine months ended March 31, 2007 was $8.7 million, or $0.32 per share compared to a net loss of $15.5 million, or $0.46 per share, for the nine months ended March 31, 2008.

Liquidity and capital resources

We are in our development stage and have financed our operations to date through private placements of our common stock in 2005 and 2006 and a public offering in November 2007. In calendar year 2005, we issued 2,000,000 shares of common stock in a private placement for net proceeds of $4.9 million. In August 2006, we issued 3,345,715 shares of common stock in a private placement for net proceeds of $16.2 million. In addition, in November 2007, we received net proceeds of $49.2 million from a public offering of 5,951,406 shares of our common stock at a price to the public of $9.00 per share. We have used the proceeds of these offerings for the development of our joint ventures in China and to pay other development expenses and general and administrative expenses. In addition, we have entered into a loan agreement to fund certain of the expenses of the HH Joint Venture. The following summarizes the uses of equity capital and debt as of March 31, 2008 with respect to our projects.

Hai Hua joint venture

Our first project is the HH Joint Venture, through which we and Hai Hua developed, constructed and are now operating a syngas production plant utilizing U-GAS® technology in Zaozhuang

City, Shandong Province, China designed to produce approximately 28,000 standard cubic meters per hour of gross syngas. The plant produces and sells syngas and the various by-products of the plant, including ash, elemental sulphur, hydrogen and argon. Hai Hua, an independent producer of coke and coke oven gas, owns a subsidiary engaged in methanol production. In exchange for their respective ownership shares in the HH Joint Venture, SES Investments contributed $9.1 million in equity capital, and Hai Hua contributed $480,000 in equity capital.

On March 22, 2007, the HH Joint Venture entered into a seven-year loan agreement and received $12.6 million of loan proceeds pursuant to the terms of a Fixed Asset Loan Contract with the ICBC to complete the project financing for the HH Joint Venture. Key terms of the Fixed Asset Loan Contract with ICBC are as follows:

•	Term of the loan is seven years from the commencement date (March 22, 2007) of the loan;

•	Interest for the first year is 7.11% to be adjusted annually based upon the standard rate announced each year by the People’s Bank of China. As of March 31, 2008, the applicable interest rate was 7.83%. Interest is payable monthly on the 20th day of each month;

•	Principal payments of approximately $1.1 million are due in March and September of each year beginning on September 22, 2008 and ending on March 21, 2014;

•	Hai Hua is the guarantor of the entire loan;

•	The assets of the HH Joint Venture are pledged as collateral for the loan;

•	The HH Joint Venture agreed to covenants that, among other things, prohibit pre-payment without the consent of ICBC and permit ICBC to be involved in the review and inspection of the Hai Hua plant; and

•	The loan is subject to customary events of default which, should one or more of them occur and be continuing, would permit ICBC to declare all amounts owing under the contract to be due and payable immediately.

Additionally, in March and October 2007, the HH Joint Venture entered into loan agreements with SES Investments. As of March 31, 2008, $12.4 million was outstanding related to these loans. The SES loans bear interest per annum at a rate of 6% and are due and payable on March 20, 2016 and October 18, 2016 and March 3, 2017, respectively. In addition, the SES loans are unsecured and are subordinated to the above described ICBC loan, and any other subsequent ICBC loans. The HH Joint Venture may not prepay the SES loans until the ICBC loan is either paid in full or is fully replaced by another loan. Proceeds of the SES loans may only be used for the purpose of developing, constructing, owning, operating and managing the Hai Hua plant.

As of March 31, 2008, the HH Joint Venture had spent all of the remaining restricted cash from the proceeds of the ICBC loan on construction and equipment costs of the plant.

Construction of the plant has been completed and, as of March 31, 2008, we have capitalized a total of $36.3 million to property, plant and equipment. The increase in cost from our previous estimate of $29.0 million was primarily due to (i) several design improvements, (ii) changes in exchange rates between the U.S. dollar and the Chinese Renminbi Yuan, (iii) increases in material costs and (iv) equipment redundancies built in our plant processes. The plant produced its first syngas in December 2007 and initial syngas sales commenced in February 2008.

Golden Concord joint venture

The GC Joint Venture was established for the primary purposes of (i) developing, constructing and operating a coal gasification, methanol and DME production plant utilizing U-GAS® technology in the Xilinguole Economic and Technology Development Zone, Inner Mongolia Autonomous Region, China and (ii) producing and selling methanol, DME and the various byproducts of the plant, including fly ash, steam, sulphur, hydrogen, xenon and argon. In exchange for their respective ownership shares in the GC Joint Venture, SES Investments agreed to contribute $16.3 million in cash, and Golden Concord agreed to contribute $16.0 million in cash.

The current estimate of total required capital of the GC Joint Venture is approximately $110.0 to $130.0 million, including the $32.0 million in cash to be contributed by SES Investments and Golden Concord. The remaining capital is expected to be provided by project debt to be obtained by the GC Joint Venture. SES Investments and Golden Concord have each agreed to guarantee any such project debt incurred by the GC Joint Venture, with SES Investments required to guarantee no less than 55% and no more than 60% of its debt, based on the percentage of the debt which relates to the gasification processes of the plant, and Golden Concord is required to guarantee the remainder. Each party is subject to penalties under the GC Joint Venture contract if they are unable to perform their guarantee obligations. We are continuing to work with Golden Concord on financing alternatives for the project.

As of March 31, 2008, we have funded a total of $3.3 million of our equity contribution and Golden Concord has funded an additional $3.1 million of their equity contribution. We are also required to fund $13.0 million, representing the remainder of our equity contribution, no later than September 3, 2009.

CONSOL Energy joint venture

In September 2007, we entered into a joint development agreement with CONSOL to investigate the development of coal-based gasification facilities to produce liquid fuel, chemical feedstocks and/or substitute natural gas. Under the agreement, we and CONSOL agreed to perform engineering, environmental and marketing activities to analyze the feasibility of projects that would use coal gasification technology to convert coal from CONSOL’s eastern coal mining complexes into products including methanol, mixed alcohols, ammonia, SNG and synthetic gasoline. In April 2008, we completed the feasibility and initial engineering studies analyzing potential projects in Ohio, Pennsylvania and West Virginia that would use our U-GAS® technology to convert coal from preparation plant tailings provided by CONSOL’s eastern coal mining complexes into higher value products including methanol, synthetic gasoline, ammonia and SNG. We have also secured an option for a project site located near one of CONSOL’s West Virginia mines and we are currently working on the front-end engineering design, or FEED, study and negotiating the terms of a joint venture agreement. This particular project is expected to have an annual capacity of 500,000 tonnes of methanol, although we may consider increasing the size of the project. As of March 31, 2008 we had incurred $1.3 million in project and development expenditures to analyze these projects, representing a majority of the expenditures envisioned in our original agreement with CONSOL. We believe that our portion of the FEED study will be approximately $10.0 million, and that most of the FEED study will be complete by March 31, 2009.

Outlook

As of March 31, 2008, we had $39.1 million of cash and cash equivalents. We expect to continue to have operating losses until our Hai Hua plant and other projects under development produce significant revenues. We plan to use the net proceeds of this offering for equity contributions to our Golden Concord project, and, if approved, our YIMA project, the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our CONSOL project and any future North American projects, and working capital and general corporate purposes. Other than our required capital contributions to our Golden Concord project, and if approved, our YIMA project, we are not currently able to estimate the approximate amount of the net proceeds that will be used for the other purposes noted above. The actual allocation of the net proceeds for these purposes and the timing of the expenditures will be dependent on various factors, including changes in our strategic relationships, commodity prices and industry conditions, and other factors that we cannot currently predict, including potential acquisitions of existing plants, facilities or mines. Depending on the expenditures required for the proposed expansion of our Hai Hua project, when and if agreed to, feasibility and engineering design work for our North American projects and any of the above factors, our expenditures could exceed the net proceeds of this offering.

We may need to raise additional capital in calendar year 2008 through equity and debt financing for any new projects that are developed, to support possible additional expansion of our existing operations and for our general and administrative expenses from our existing operations. As noted above, we are also continuing to work with Golden Concord on financing alternatives for that project. We may also need to raise additional funds sooner than expected in order to fund more rapid expansion, cover unexpected construction costs or delays, respond to competitive pressures or acquire complementary energy related products, services, businesses and/or technologies. In addition, we may attempt to secure project financing in order to construct additional plant facilities. Such financing may be used to reduce the amount of equity capital required to complete the project.

We cannot assure you that any financing will be available to us in the future on acceptable terms or at all. If we cannot raise required funds on acceptable terms, we may not be able to, among other things, (i) maintain our general and administrative expenses at current levels; (ii) negotiate and enter into new gasification plant development contracts; (iii) expand our operations; (iv) hire and train new employees; or (v) respond to competitive pressures or unanticipated capital requirements.

Off balance sheet arrangements

On January 14, 2008, we entered into a 63 month lease agreement, with a 60 month optional renewal, for our new corporate offices in Houston, Texas. The lease commenced on March 27, 2008 with rental payments of $20,308 per month for the first year and escalating thereafter annually.

Our obligations under the lease are secured by a letter of credit for $328,900, which is payable to the landlord in the event of any uncured default by us under the lease. The letter of credit remains in place until the third anniversary of the lease, but is reduced to $219,266 after the second anniversary of the lease.

Contractual obligations

Our material contractual obligations at March 31, 2008 were as follows:

		Less than	1-3	3-5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Long-term bank loan	$13,107,281	$2,194,045	$6,582,134	$4,331,102	$—
Operating leases	1,378,811	292,333	757,742	328,736	—
Golden Concord capital contribution	13,000,000	—	13,000,000	—	—

Total	$27,486,092	$2,486,378	$20,339,876	$4,659,838	$—

Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements,” or SFAS 157, which established a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are required to adopt the provisions of SFAS 157, as applicable, as of July 1, 2008. We are currently evaluating this standard but have not yet determined the impact, if any, that the adoption of SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating this standard but have not yet determined the impact, if any, that the adoption of SFAS 159 will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment to ARB No. 51,” or SFAS 160. SFAS 160 requires non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited and will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating this standard but have not yet determined the impact, if any, that the adoption of SFAS 160 will have on our financial statements.

Qualitative disclosure about market risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates and commodity prices that could impact our financial position, results of operations and cash flows. We manage our exposure to these risks through regular operating and financing activities, and may, in the future, use derivative financial instruments to manage this risk. As of the date of this report, we have not conducted any sensitivity analysis with respect to how these risks could affect our financial statements. We have not entered into any derivative contracts to date.

Foreign currency risk

We conduct operations in China and the functional currency in China is the Renminbi Yuan. Our financial statements are expressed in U.S. dollars and will be negatively affected if foreign currencies, such as Renminbi Yuan, depreciate relative to the U.S. dollar. In addition, our currency exchange losses may be magnified by exchange control regulations in China or other countries that restrict our ability to convert into U.S. dollars.

Commodity price risk

Our strategy is to sell commodities, such as methanol. We do not expect to enter into long-term contracts with customers for all of our projected production, which would reduce our exposure to changes in commodity prices. We may mitigate some of our exposure by entering into fixed price contracts. However, fixed price contracts will not be available to us in certain markets, such as China. We would then have to sell some portion of our production into spot commodity markets or under short term supply agreements, where we will be exposed to fluctuations in the commodity prices. Hedging transactions may be available to reduce our exposure to these fluctuations, but such availability may be limited and we may not be able to successfully hedge this exposure at all.

Management

The following table sets forth information concerning our directors, executive officers and key employees as of June 5, 2008:

Name	Age	Position

Timothy Vail	45	President, Chief Executive Officer and Director
David Eichinger	42	Chief Financial Officer and Senior Vice President of Corporate Development
Donald Bunnell	41	President, Chief Executive Officer — Asia Pacific and Director
Robert Rigdon	50	Senior Vice President of Global Development
Lorenzo Lamadrid	56	Chairman of the Board
Michael Storey	65	Director
Denis Slavich	67	Director
Harry Rubin	54	Director

Timothy Vail. Mr. Vail is our President and Chief Executive Officer and is also a Director. Mr. Vail joined us as a Director in September 2005, and accepted the President and Chief Executive Officer position in May 2006. Prior to joining us, beginning in 2002, Mr. Vail served as the Director of Commercialization for Fuel Cell Development for General Motors Corporation. At GM, Mr. Vail’s duties included the development of GM’s Shanghai fuel cell office as well as coordination of engineering facilities in the United States, Germany, Japan and China. Prior to his position at GM, Mr. Vail was the Vice President of product development for The New Power Company, a start-up subsidiary of Enron Corporation, where he was responsible for the development of new products and services to be delivered to New Power’s customer bases. From 1995 until starting work for The New Power Company, Mr. Vail was a Vice President at Enron Energy Services. Mr. Vail was also a securities lawyer with Andrews Kurth, LLP from 1990 to 1993. Mr. Vail holds a J.D. from the University of Houston Law Center and a B.A. in Economics from The University of Texas at Austin.

David Eichinger. Mr. Eichinger has served as our Chief Financial Officer and Senior Vice President of Corporate Development since May 2006. Prior to joining us as an executive officer, Mr. Eichinger was a consultant to us since November 2005, in which capacity he advised us on technology license negotiations and global expansion beyond the Chinese market. From 1991 to 1996, Mr. Eichinger spent five years in the Corporate Treasury section as an analyst in Corporate Finance and Tax at Exxon Corporation and Exxon Chemicals. From 1996 to 2000, Mr. Eichinger led merger and acquisition teams for Enron Corporation in the deregulation wholesale and retail markets in North and South America. In addition, Mr. Eichinger led the spin off of The New Power Company and served as an executive officer in charge of corporate development. From 2003 to mid-2005, Mr. Eichinger ran the fuel cell distributed generation group at General Motors. Mr. Eichinger has also advised a number of energy related firms including CAM Energy, a New York based hedge fund, and General Hydrogen. Mr. Eichinger holds both a B.S. and an M.S. in Chemistry from The College of William and Mary, and an M.B.A. from Carnegie Mellon.

Donald Bunnell. Mr. Bunnell is our President and Chief Executive Officer—Asia Pacific, a Director and a co-founder of our company. From 2001 until our founding in 2003, Mr. Bunnell was the Asia Business Development Vice President for BHP Billiton’s aluminum group. Between 1997 and

2001, Mr. Bunnell served in various capacities, including Vice President in charge of Enron China’s power group, and Country Manager, with the power development team of Enron Corporation. During this time, Mr. Bunnell spent three years leading the Enron/Messer/Texaco consortium for the Nanjing BASF Project. From 1995 to 1997, Mr. Bunnell was a manager with Coastal Power Corporation (now part of El Paso Corporation) in Beijing, where he was involved in development of gas turbine power plants and other power projects. Mr. Bunnell is an attorney licensed to practice in the United States and has practiced law in Hong Kong, advising clients on China investments, prior to entering the power business. Mr. Bunnell is fluent in Mandarin Chinese, has lived in China for over 11 years, and has 10 years of experience in the China power industry developing projects and managing joint ventures. Mr. Bunnell graduated from Miami University with a B.A. and from the William & Mary School of Law with a J.D.

Robert Rigdon. Mr. Rigdon has served as our Senior Vice President of Global Development since May 2008 and is responsible for overseeing all aspects of our current and future coal gasification projects worldwide. From June 2004 until joining us, Mr. Rigdon worked for GE Energy in a variety of capacities, including Manager—Gasification Engineering, Director—IGCC Commercialization, and Director—Gasification Industrials and Chemicals Business. For the 20 years previous to this, Mr. Rigdon worked for Texaco, and later ChevronTexaco, as an engineer and in the Worldwide Power & Gasification group, where he ultimately became Vice President—Gasification Technology for the group. Mr. Rigdon is a mechanical engineer with a B.S. from Lamar University.

Lorenzo Lamadrid. Mr. Lamadrid has been our Chairman since April 2005. Since 2001, Mr. Lamadrid has been the Managing Director of Globe Development Group, LLC, a firm that specializes in the development of large scale energy, power generation, transportation and infrastructure projects in China and provides business advisory services and investments with a particular focus on China. Mr. Lamadrid has also been a Director of Flow International Corporation since January 2006. Mr. Lamadrid has been a member of the International Advisory Board of Sirocco Aerospace, an international aircraft manufacturer and marketer, since mid-2001. He previously served as President and Chief Executive Officer of Arthur D. Little, a management and consulting company, from 1999 to 2001, as President of Western Resources International, Inc. from 1996 through 1999 and as Managing Director of The Wing Group from 1993 through 1999. The Wing Group was a leading international electric power project-development company that was sold to Western Resources in 1999. Prior to that, he was with General Electric from 1984 to 1993 serving as corporate officer, Vice President and General Manager at GE Aerospace for Marketing and International Operations, and as General Manager of Strategic Planning and Business Development or GE’s International Sector. Prior to joining GE, Mr. Lamadrid was a senior Manager at the Boston Consulting Group where he worked from 1975 to 1984. Mr. Lamadrid holds a dual bachelor’s degree in Chemical Engineering and Administrative Sciences from Yale University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. in Marketing and International Business from the Harvard Business School.

Michael Storey. Mr. Storey has served as one of our directors since November 2005. From June 2002 through November 2005, he was a partner with Union Charter Financial. From 2000 to 2004, he has served as President and CEO of Inmarsat Ventures, a global communications company. He resigned in March 2004, but continued as an advisor until March 2006. From 1993 to 1999, Mr. Storey ran several telecommunications businesses during European deregulation that became MCI Europe and is now Verizon Communications. In 1984, Mr. Storey and a partner established City Centre Communications, a business in the cable television and telecommunications industry. The business was grown through several acquisitions of franchises before the business was sold in 1992 to Videotron and Bell Canada. He served as a Director and later as Chairman of the Cable Communications Association from 1983 to 1990, representing all the investors in the U.K. cable industry. Starting in 1972, Mr. Storey served for 10 years as a Vice President and Partner of Booze Allen Hamilton International Management Consultants. He is also currently the non-executive Chairman of Impello Plc, an independent utility company in the United Kingdom. Mr. Storey is a graduate of King’s Fund Administrative Staff College and has an M.B.A. from the University of Chicago. From 1958 to 1968, he worked in the healthcare industry, operating hospitals in the U.K., Middle East and North America. He also holds two professional certifications: Professionally Qualified Hospital Administrator and Professionally Qualified Personnel Manager.

Denis Slavich. Mr. Slavich has served as a director since November 2005 and currently serves as the Chairman of our Audit Committee. Mr. Slavich has over 35 years of experience in large scale power generation development. He is currently an international consultant to a number of U.S. and China-based companies engaged in cross border transactions, as well as an advisor and board member for a number of additional firms. From 1998 to 2000 Mr. Slavich was the CFO and director of KMR Power Corporation and was responsible for the development of an international IPP company that developed projects in Columbia as well as other areas. From 2000 until 2002, he served as Vice President and CFO of BigMachines Inc., a software company, and from 2001 until the present, he has served as Chairman of Leading Edge Technologies, a desalination technology company, and has recently served as its CEO. Mr. Slavich also served as acting President for Kellogg Development Corporation, a division of M.W. Kellogg, during 1997. From 1991 to 1995, Mr. Slavich was also a Vice President of Marketing for Flour Daniel. From 1971 to 1991, Mr. Slavich served in various executive positions at Bechtel Corporation including Sr. VP, CFO, and director and Sr. VP and manager of the International Power Division. Mr. Slavich received his Ph.D. from Massachusetts Institute of Technology, his M.B.A. from the University of Pittsburgh and his B.S. in Electrical Engineering from the University of California at Berkeley.

Harry Rubin. Mr. Rubin has been a Director since August 2006. Mr. Rubin is currently Chairman of Henmead Enterprises, in which capacity he advises various companies regarding strategy, acquisitions and divestitures. He currently serves as a Director of Image-Metrics Plc, and has held board positions at a number of private and public companies such as the A&E Network, RCA/Columbia Pictures Home Video and the Genisco Technology Corporation. He was a founding partner of the Boston Beer Company. In the 12 years prior to 2006, Mr. Rubin held various senior management roles in the computer software industry, including Senior Executive Vice President and Chief Operating Officer of Atari, and President of International Operations and Chief Financial Officer for GT Interactive Software. Mr. Rubin entered the computer software business in 1993 when he became Executive VP for GT Interactive Software as a start-up company, and played a leadership role in GT’s progression as the company went public in 1995 and became one of the largest industry players. Prior to 1993, he held various senior financial and general management positions at RCA, GE and NBC. He is a graduate of Stanford University and Harvard Business School.

Corporate governance

Director independence

Our Board of Directors, or the Board, has six directors and has established the Audit, Compensation, and Nominating and Governance Committees as its standing committees. The Board does not have an executive committee or any committees performing a similar function. Our common stock is currently listed on The NASDAQ Capital Market which requires that a majority of the board of directors be independent. The Board has determined that all members of the Board, other than Timothy Vail, our President and Chief Executive Officer, and Donald Bunnell, our President and Chief Executive Officer—Asia Pacific, are “independent” under the definition set forth in the listing standards of The NASDAQ Capital Market. In addition, the Board has determined that all members of its Audit Committee, in addition to meeting the above standards, also meet the criteria for independence for audit committee members which are set out in the Exchange Act. The Board considered Mr. Storey’s previous relationship with Union Charter Financial, one of our 5% or greater stockholders, when determining his independence, but determined that it did not disqualify him as an independent director on the Board.

Compensation committee interlocks and insider participation

No current member of the Compensation Committee of the Board is or formerly was an officer or employee of us. Lorenzo Lamadrid, a former employee, served as a member of the compensation committee until May 16, 2007. During the year ended June 30, 2007, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer or officers served on our compensation committee.

Security ownership of certain beneficial
owners and management

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 5, 2008, by:

•	each person who is known by us to beneficially own 5% or more of the outstanding class of our capital stock;

•	each member of the Board;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each of the holders of capital stock listed below has sole voting and investment power as to the capital stock owned unless otherwise noted.

	Numbers of shares of	% of common stock	% of common stock
	common stock	outstanding prior to	outstanding after the
Name and address of beneficial owner	beneficially owned	the offering(1)	offering(1), (2)

Equity Trust (Jersey) LTD(3) Equity Trust House 28-30 The Parade St. Helier Jersey JE1 1EQ	4,404,762	12.1%	9.5%
Donald Bunnell	3,804,318	10.4%	8.2%
Lorenzo Lamadrid(4)	3,207,500	8.8%	6.9%
David A. Schwedel(5) 55 Solano Prado Coral Gables, Florida 33156	3,020,738	8.3%	6.5%
Timothy Vail(6)	1,667,500	4.6%	3.6%
Michael Storey(7)	1,557,500	4.3%	3.3%
David Eichinger(8)	1,050,100	2.9%	2.3%
Denis Slavich(9)	167,500	*	*
Harry Rubin(10)	150,000	*	*
Executive officers and directors as a group (7 persons)	11,604,418	31.8%	24.9%

*	Less than 1%

(1)	Based on 36,510,921 shares outstanding.

(2)	Assumes no exercise by the underwriters of their over-allotment option to purchase up to 1,500,000 shares of common stock from us.

(3)	Based on information included in a Form 3 filed on March 14, 2008. Includes: 1,904,762 shares owned directly by Collison Limited (“Collison”), a company formed under the laws of the Cayman Islands, 1,500,000 shares owned directly by Hilamar Limited (“Hilamar”), a company formed under the laws of the British Virgin Islands, and 1,000,000 shares owned directly by Karinga Limited (“Karinga”), a company formed under the laws of the British Virgin Islands. Equity Trust, Collison, Hilamar, Karinga, Derard Limited, C.N. Limited and EQ Nominees (Jersey) Limited have agreed to file as a group.

(4)	Includes 37,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

(5)	Based on information included in a Form 4 filed on January 9, 2008. Includes 205,200 shares held by the David A. Schwedel Living Trust of which Mr. Schwedel is the beneficial owner.

(6)	Includes 1,447,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

(7)	Includes 157,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

(8)	Includes 1,050,000 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

(9)	Includes 157,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

(10)	Includes 80,000 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.

Executive compensation

Summary compensation table

The following table provides information concerning compensation paid or accrued during the fiscal years ended June 30, 2007 and 2006 to our principal executive officer, our principal financial officer and our other most highly paid executive officer whose salary and bonus exceeded $100,000, collectively referred to as the Named Executive Officers, determined at the end of the last fiscal year:

							Non-equity
	Fiscal				Stock	Option	incentive plan	All other
Name and Principal Position	year	Salary		Bonus	awards	awards(2)	compensation	compensation		Total

Timothy Vail,	2007	$158,750		$126,000	$—	$—	—	$—		$284,750
President and CEO	2006	$12,500	(1)	$—	$—	$6,770,230	—	$—		$6,782,730
David Eichinger, CFO	2007	$155,000		$156,000	$—	$—	—	$100,300	(3)	$411,300
	2006	$10,000	(4)	$—	$—	$4,883,554	—	$46,573	(5)	$4,940,127
Donald Bunnell,	2007	$120,000		$320,000	$—	$—	—	$—		$440,000
President and CEO Asia Pacific	2006	$120,000		$—	$—	$—	—	$—		$120,000

(1)	Prior to May 30, 2006, Mr. Vail served only as a director, for which he did not receive any cash compensation.

(2)	The amounts in the “Option awards” column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended June 30, 2006 and 2007, in accordance with FAS 123R, of awards pursuant to our Amended and Restated 2005 Incentive Plan, as amended, and thus may include amounts from awards granted both in and prior to 2006. Assumptions used in the calculation of these amounts are included in “Note 13—Accounting for stock-based compensation” to our audited financial statements for the fiscal year ended June 30, 2007 included elsewhere herein. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	Mr. Eichinger received $100,000 as reimbursement for relocation expenses and $300 as reimbursement for taxes on his shares of common stock.

(4)	Prior to May 30, 2006, Mr. Eichinger served as one of our consultants. His compensation for these services is listed under “All other compensation.”

(5)	Represents amounts paid under a consulting agreement between us and Mr. Eichinger which was effective from October 19, 2005 through May 1, 2006. Mr. Eichinger was hired by us as an employee on a permanent basis effective May 30, 2006.

Compensation discussion and analysis

Compensation philosophy and objectives. Our philosophy in establishing executive compensation policies and practices is to align each element of compensation with our short-term and long-term strategic objectives, while providing competitive compensation that enables us to attract and retain top-quality executive talent.

The primary objectives of our compensation policies and practices for our named executive officers (Timothy Vail, our President and Chief Executive Officer, David Eichinger, our Chief Financial Officer and Senior Vice President of Corporate Development, and Donald Bunnell, our President and Chief Executive Officer—Asia Pacific) for the fiscal year ended June 30, 2007, were to:

•	Attract, retain, motivate and reward highly qualified and competent executives who have extensive industry experience through a mix of base salary, annual cash incentives and long-term equity incentives that recognize individual and company performance; and

•	Provide incentives to increase and maximize stockholder value by:

•	Emphasizing equity-based compensation to more closely align the interests of executives with those of our stockholders; and

•	Structuring short-term compensation contingent upon the achievement of performance measures intended to reward performance year over year that we believe creates stockholder value in the short-term and over the long-term.

We have adopted this philosophy because we believe that it is critical to our continued success and the achievement of our short-term and long-term goals and objectives as a company for our stockholders.

Administration. Our executive compensation program is administered by the Compensation Committee of the Board in accordance with the committee’s charter and other corporate governance requirements of the SEC and The NASDAQ Capital Market.

The committee has directly engaged, and may in the future engage, compensation consultants familiar with our industry to advise the committee regarding certain compensation issues. The assignments of the consultants are determined by the committee, although management may have input into these assignments.

The committee determines the total compensation of Mr. Vail, as our President and Chief Executive Officer, and the nature and amount of each element of his compensation. Mr. Vail plays a key role in determining executive compensation for the other named executive officers. Mr. Vail attends the meeting of the committee regarding executive compensation and discusses his recommendations with the committee, including his evaluation of the performance of the other named executive officers in arriving at his recommendations, which are based on his direct evaluation of such executives, after receiving input from the peers of such executives and others, if necessary. These recommendations are considered by the committee, along with other relevant data, in determining the base salary, annual cash incentives, long-term equity incentives, and benefits and perquisites for such executives.

Compensation program. Based on and consistent with the philosophy and objectives stated above, our current executive compensation program and its historical programs and practices consist of the following elements:

•	Base salary;
•	Annual cash incentive awards;
•	Long-term equity incentive awards;
•	Post-employment benefits; and
•	Benefits and perquisites.

We have chosen these elements to remain competitive in attracting and retaining executive talent and to provide strong incentives for consistent high performance with current and potential financial rewards. The compensation packages of Messrs. Vail and Eichinger are more heavily weighted towards long-term equity incentive awards, as opposed to base salary or annual incentive awards. The goal of this policy is to attract and retain the executives to ensure our long term success. Mr. Bunnell’s compensation package is more heavily weighted towards annual cash incentive awards, which are tied to the performance of the business. We also provide employee benefits such as health, dental and life insurance at no cost to the named executive officers pursuant to plans that are generally available to our employees. We think our mix of compensation instills in our executives the importance of achieving our short-term and long-term business goals and objectives and thereby increasing stockholder value.

In evaluating the data assimilated from peer companies, the committee takes into account differences in the size of individual peer companies. In 2007, Korn/Ferry International, the independent compensation consultant engaged by the committee, provided the committee with executive compensation data as part of its comparative process. The committee used the data as a basis to include both smaller and larger companies in the peer group similar to the method used by the investment community in comparing the company to peer companies. The committee will continue to monitor the appropriateness of the peer group and the relative measures drawn from the process with the primary objective of utilizing a peer group that provides the most appropriate comparison to the company as part of the committee’s competitiveness evaluation.

Consistent with our total executive compensation philosophy set forth above, in setting executive compensation the committee considers the total compensation payable to a named executive officer and each form of compensation. The committee seeks to achieve a balance between immediate cash rewards for the achievement of annual company-wide objectives and individual objectives, and long-term incentives that vest over time and that are designed to align the interests of our named executive officers with those of our stockholders.

As mentioned above, the percentage of compensation that is equity based compensation typically increases in relation to an executive’s responsibilities within the company, with contingent incentive compensation for more senior executives being a greater percentage of total compensation than for less senior executives. The committee believes that making a significant portion of an executive’s incentive compensation contingent on long-term stock price performance more closely aligns the executive’s interests with those of our stockholders.

Additional details regarding each element of our executive compensation program are as follows:

Base salaries. The base salary range for the named executive officers was established in 2006 by the committee. Base salary is viewed as a less significant element of compensation than long-term equity, so the levels are less than those of peer companies. The committee approves all increases in base salary for our named executive officers in advance. The committee reviews salaries of executive officers at periodic intervals and awards increases, if appropriate. In assessing the amount and timing of salary adjustments, if any, the committee considers individual performance, changes in functions and responsibilities, if any, competitive salaries and peer comparisons, and relative positions within the company. Base salaries for all named executive officers for the fiscal years ended June 30, 2006 and 2007 are shown in the “Salary” column of the Summary Compensation Table above.

Annual cash incentive compensation. The named executive officers are each eligible for consideration for annual cash incentive compensation awards under the terms of their employment agreements as described under “—Employment agreements” below. The awards are intended to link annual cash incentive compensation to achievement of our short-term business objectives and stockholders’ interests as a whole. For each year, the committee establishes objective performance measures, thresholds and goals to determine awards for that year. Mr. Bunnell’s compensation is most heavily weighted to this element.

Long-term equity incentive compensation. The committee provides stock or equity incentives and rewards to executive officers in order to link the executive’s long term interests to those of our stockholders and to encourage stock ownership by executives as a means of aligning the executives’ long term interests with those of our stockholders. The compensation of Messrs. Vail and Eichinger is most heavily weighted to this element.

Our Amended and Restated 2005 Incentive Plan, as amended, is maintained with the objectives of (i) attracting and retaining selected key employees, consultants and outside directors; (ii) encouraging their commitment; (iii) motivating superior performance; (iv) facilitating attainment of ownership interests in us; (v) aligning personal interests with those of our stockholders; and (vi) enabling grantees to share in our long-term growth and success.

The committee exercises its discretion in determining the mix between and among awards of incentive stock options, non-qualified stock options and restricted stock. To date, the only incentive awards granted to the named executive officers by the committee have been stock options. The exercise price of stock options is based on the fair market value of a share of our common stock on the date of grant, which, under our Amended and Restated 2005 Incentive Plan, as amended, is the closing sales price on that date of a share of our common stock as reported on The NASDAQ Capital Market.

Currently, stock options granted under our Amended and Restated 2005 Incentive Plan, as amended, vest ratably on the first, second, third and fourth anniversaries of the grant date so that the options are fully vested after four years, although certain of the initial option grants under our Amended and Restated 2005 Incentive Plan, as amended, had five year vesting. Stock option grants are available for exercise for ten years from the date of grant. Since stock options are priced at fair market value, the options will only have value to the grantee if the market price of our common stock increases after the grant of the option.

Post-Employment Benefits. We have entered into employment agreements with our executive officers which provide for the payment of severance and other post-termination benefits depending on the nature of the termination, including, severance payments in the event of a termination following a “change in control.” The committee believes that the terms and conditions of these agreements are reasonable and assist us in retaining the executive talent needed to achieve our objectives. In particular, the termination agreements, in the event of a “change in control,” help executives focus their attention on the performance of their duties in the best interests of the stockholders without being concerned about the consequences to them of a change in control and help promote continuity of senior management. Information regarding the specific payments that are applicable to each termination event, as well as the effect on unvested equity awards, is provided under the heading “—Potential payments upon termination or change of control” below.

Benefits and Executive Perquisites. As our executives and employees, the named executive officers are eligible to participate in the health, dental, short-term disability and long-term disability insurance plans and programs provided to all company employees. Named executive officers are also eligible to participate in our 401(k) plan, which is generally available to all of our employees. Mr. Vail’s employment agreement also requires us to reimburse Mr. Vail if he uses his personal aircraft for our business. He is entitled to receive the lesser of (i) the cost of a comparable commercial airline fare or (ii) the actual operating costs of the flight on his aircraft, including fuel costs, pilot expenses and engine reserves.

Impact of Accounting and Tax Treatments. Section 162(m) of the Internal Revenue Code limits tax deductions for certain executive compensation over $1 million. Certain types of compensation are deductible only if performance criteria are specified in detail, and stockholders have approved the compensation arrangements. The committee remains aware of these provisions and may in the future determine to make grants whereby all or any of such awards may qualify for deductibility, but the committee has not yet adopted a formal policy with respect to qualifying compensation paid to the named executive officers for an exemption from this limitation on deductibility imposed by this section.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not yet become effective, we believe that we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Employment agreements

We have entered into employment agreements with Timothy Vail, as our President and Chief Executive Officer, David Eichinger, as our Chief Financial Officer and Senior Vice President of Corporate Development and Donald Bunnell, as our President and Chief Executive Officer—Asia Pacific.

Our agreement with Mr. Vail became effective May 30, 2006 and has a term of four-years. He receives an annual base salary of up to $180,000, bonuses as may be awarded from time to time by the Board or any compensation committee thereof, including a performance bonus, and reimbursement of no more than $1,500 per month for all reasonable and customary medical and health insurance premiums incurred by Mr. Vail if he is not covered by insurance. Mr. Vail’s salary as of June 30, 2006 was $10,000 per month and was subject to increase upon the achievement of certain performance milestones. Mr. Vail met two of these milestones, one in August 2006 and his salary was increased to $12,500 per month, and the second in March 2007 and his salary was increased to $15,000 per month. The compensation committee of the Board also evaluates Mr. Vail’s salary on an annual basis and will determine if any additional increases are warranted. Pursuant to the terms of the employment agreement, we have also granted Mr. Vail options to purchase 2,350,000 shares of common stock. The options have an exercise price of $3.00 and vest in five equal annual installments, with the first installment vesting on the effective date of the employment agreement. The options are subject to the terms and conditions outlined in our Amended and Restated 2005 Incentive Plan, as amended.

The employment agreement prohibits Mr. Vail from competing with us during his employment and for a period of 18 months thereafter. The agreement also requires us to reimburse Mr. Vail if he uses his personal aircraft for our business. He is entitled to receive the lesser of (i) the costs of a comparable commercial airline fare or (ii) the actual operating costs of the flight on his aircraft, including fuel costs, pilot expenses and engine reserves.

Mr. Vail was also granted an option to purchase 50,000 shares of common stock pursuant to the terms of a nonstatutory stock option agreement dated effective November 7, 2005. The option has an exercise price of $2.50 and vests in four equal annual installments, with the first installment vesting on the effective date of the grant. The option expires on November 7, 2010 and the option is subject to the terms and conditions outlined in the Amended and Restated 2005 Incentive Plan, as amended.

Our agreement with Mr. Eichinger became effective May 30, 2006 and has a term of four-years. He receives an annual base salary of up to $180,000, bonuses as may be awarded from time to time by the Board or any compensation committee thereof, including a performance bonus, and reimbursement of no more than $1,500 per month for all reasonable and customary medical and health insurance premiums incurred by Mr. Eichinger if he is not covered by insurance. Mr. Eichinger’s current salary is $15,000 per month and is subject to increase upon the achievement of certain performance milestones. The compensation committee of the Board evaluates

Mr. Eichinger’s salary on an annual basis and will determine if any additional increases are warranted. We have also granted Mr. Eichinger options to purchase 1,750,000 shares of common stock. The options have an exercise price of $3.00 and vest in five equal annual installments, with the first installment vesting on the date of the option grant. The options are subject to the terms and conditions outlined in our Amended and Restated 2005 Incentive Plan. The employment agreement prohibits Mr. Eichinger from competing with us during his employment and for a period of 18 months thereafter.

Our agreement with Mr. Bunnell was amended and restated effective July 14, 2006 and has a term ending on April 18, 2009. Mr. Bunnell receives an annual base salary of $120,000, bonuses as may be awarded from time to time by the Board or any compensation committee thereof, including a performance bonus, and reimbursement of no more than $1,500 per month for all reasonable and customary medical and health insurance premiums incurred by Mr. Bunnell if he is not covered by insurance. Mr. Bunnell’s salary is subject to increase upon the achievement of certain performance milestones. The compensation committee of the Board evaluates Mr. Bunnell’s salary on an annual basis and will determine if any additional increases are warranted. The employment agreement prohibits Mr. Bunnell from competing with us during his employment and for a period of 18 months thereafter.

Potential payments upon termination or change of control

Pursuant to the terms of their employment agreements, upon a termination without cause or a voluntary termination for good reason, Messrs. Vail and Eichinger are entitled to receive (i) all payments of their base salary (as of the date of termination) for the remainder of the term of their agreements and in accordance with the terms thereof, (ii) payment of any bonus that they would have been otherwise entitled to received under their agreement as of the date of their termination, and (iii) all unvested options shall automatically vest as of the termination date. In addition, pursuant to the terms of his employment agreement, upon a termination without cause or a voluntary termination for good reason, Mr. Bunnell is entitled to receive all payments of his base salary (as of the date of termination) for the remainder of the term of his agreement and in accordance with the terms thereof. Upon a voluntary termination, termination for cause, death or disability, Messrs. Vail, Eichinger and Bunnell would not be entitled to receive benefits from us. Assuming that the effective date of termination is June 30, 2007, the total of such benefits would be as follows: (i) $3,100,361 for Mr. Vail (including $525,000 in base salary, $262,500 in bonus and $2,312,861 as the value of accelerated options), (ii) $2,487,040 for Mr. Eichinger (including $525,000 in base salary, $262,500 in bonus and $1,699,540 as the value of accelerated options) and (iii) $220,000 in base salary for Mr. Bunnell. All vested options must be exercised within six months of the termination date, regardless of the reason for termination.

Upon a change of control (as defined in their employment agreements), all unvested options of Messrs. Vail and Eichinger would automatically vest on the effective date of the change of control, even if their employment is not terminated. In addition, the employment agreements of Messrs. Vail and Eichinger also contain tax gross-up provisions which are applicable in the event that they received payments or benefits under their employment agreement in connection with a change of control. If the officer incurs any excise tax by reason of his or her receipt of such payments, he or she will receive a gross-up payment in an amount that would place them in the same after-tax position that he or she would have been in if no excise tax had applied.

Outstanding equity awards for year ended June 30, 2007. The following table shows the number of shares covered by exercisable and unexercisable options held by our named executive officers on June 30, 2007.

	Option Awards						Stock Awards
Equity
incentive
plan awards
market or
									Equity	payout
									incentive	value
				Equity					plan awards:	of
				incentive				Market	number	unearned
	Number		Number	plan awards			Number	value of	of	shares,
	of		of	number of			of shares	shares or	unearned	units or
	securities		securities	securities			or units	units of	shares,	other
	underlying		underlying	underlying			of stock	stock	units or	rights
	unexercised		unexercised	unexercised	Option		that have	that have	other rights	that have
	options		options	unearned	exercise	Option	not	not	that have	not
	(#)		(#)	options	price	expiration	vested	vested	not vested	vested
Name	exercisable		unexercisable	(#)	($)	date	(#)	($)	(#)	($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Timothy Vail	25,000	(1)	25,000	—	$2.50	11/7/10	—	—	—	—
	940,000	(1)	1,410,000	—	$3.00	05/30/11
David Eichinger	700,000	(2)	1,050,000	—	$3.00	05/30/11	—	—	—	—
Donald Bunnell	—		—	—	—	—	—	—	—	—

(1)	Mr. Vail has received two option grants: (a) an option to purchase 50,000 shares on November 7, 2005, and (b) an option to purchase 2,350,000 shares on May 30, 2006. The November 7, 2005 option vests in four equal annual installments, with the first installment vesting on the date of grant. The May 30, 2006 option vests in five equal annual installments, with the first installment vesting on the date of grant.

(2)	Mr. Eichinger received an option to purchase 1,750,000 shares on May 30, 2006 which vests in five equal annual installments, with the first installment vesting on the date of grant.

The description of the terms of the employment agreements of Messrs. Vail and Eichinger also includes a summary description of the terms of their May 30, 2006 option grants.

Option exercises and stock vested table. The table below shows the number of shares of our common stock acquired by our named executive officers during the year ended June 30, 2007 upon the exercise of options.

	Option awards		Stock awards
	Number of	Value	Number of	Value
	shares	realized	shares	realized
	acquired on	on	acquired on	on
	exercise	exercise	vesting	vesting
Name	(#)	($)	(#)	($)

Timothy E. Vail	—	—	—	—
David Eichinger	—	—	—	—
Donald Bunnell	—	—	—	—

Director compensation

The following table summarizes the compensation for our non-employee directors during the year ended June 30, 2007.

Change in
pension value
and
nonqualified
	Fees earned				Non-equity	deferred
	or paid in	Stock	Option		incentive	compensation	All other
Name	cash	awards	awards		compensation	earnings	compensation	Total
(a)	(b)	(c)	(d)		(e)	(f)	(g)	(h)

Lorenzo Lamadrid	$—	—	$—		—	—	$60,000		$60,000
Michael Storey	$—	—	$—		—	—	—	$
Denis Slavich	$—	—	$—		—	—	—	$
Harry Rubin	$—	—	$106,863	(1)	—	—	—		$106,863

(1)	On March 26, 2007, Mr. Rubin was granted an option to purchase an additional 40,000 shares of common stock at an exercise price of $6.00 per share. The option vests in five equal annual installments, with the first installment vesting on the date of the grant. The option expires on March 26, 2012. Amount represents the total fair market value of time vested options granted during the fiscal year. The fair market value was determined using a Black-Scholes model as required under FAS 123(R).

Upon appointment to the Board, non-employee directors receive a one-time option to acquire 160,000 shares of common stock. They also receive a one-time option to acquire 40,000 shares of common stock if they serve as the chairperson of a committee of the Board.

Mr. Lamadrid has a consulting agreement with us for his service as Chairman of our Board. The agreement is for a four-year term effective August 1, 2006. Mr. Lamadrid receives an annual consulting fee of $60,000 and reimbursement for reasonable expenses incurred in the performance of his services. The compensation committee of the Board also evaluates Mr. Lamadrid’s consulting fee on an annual basis and determines if any adjustments are warranted.

Interest of management and others in certain transactions

On December 27, 2004, Don Bunnell, one of our executive officers and a director, advanced $1,050,000 to us at an interest rate of approximately 1.6% per annum. The advance was repaid with interest of $2,290 on February 17, 2005.

In 2005, loans from stockholders in the amount of $11,000 were converted into paid-in-capital upon the Agreement of Forgiveness of Loan signed on April 18, 2005.

In November 2007, we paid an invoice for $940,040 on behalf of Union Charter Financial, a 5% or greater stockholder, or UCF. We had agreed to reimburse UCF’s expenses, subject to the successful completion of our 2007 public offering. See “Risk factors—We have found material weaknesses in our internal accounting controls and our inability to correct these weaknesses could reduce confidence in our financial statements” for more information.

Lorenzo Lamadrid, the Chairman of the Board, has a consulting agreement with us as disclosed under “Executive compensation—Director compensation.”

The Audit Committee of our Board is required to approve all related party transaction regardless of the dollar amount.

Description of common stock

General

As of June 5, 2008, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 36,510,921 shares of our common stock are issued and outstanding. All of our outstanding shares of common stock are duly authorized, validly issued and outstanding and fully paid and non-assessable.

Common stock

Voting. The holders of our common stock have one vote for each share they hold on all matters presented to them and do not have cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive dividends equally, if any, as may be declared by the Board out of funds legally available therefore after taking into account various factors, including, among others, our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans.

Liquidation. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to a ratable portion (based upon the number of shares of our common stock held by each such holder or issuable upon the exercise of any securities convertible in shares of our common stock) of our available net assets.

Preemptive Rights. Holders of our common stock have no preemptive, subscription, redemption, or conversion rights.

Transfer Restrictions. Holders of our common stock may only transfer, sell or otherwise dispose of our common stock held pursuant to an effective registration statement under the Securities Act, pursuant to an available exemption from the registration requirements of the Securities Act or Rule 144 promulgated under the Securities Act. In connection with any transfer, sale or disposition of any of our common stock other than pursuant to an effective registration statement or Rule 144, we may require you to provide us a written opinion of counsel providing that such transfer, sale or disposition does not require registration under the Securities Act.

Anti-takeover effects of provisions of our certificate of incorporation and our bylaws

Some provisions of our certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Stockholder meetings. Our amended and restated bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of the Board.

Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board.

Stockholder action by written consent. Our amended and restated bylaws provide that no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board. This provision, which may not be amended except by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by the Board.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and amended and restated bylaws grant our Board the power to adopt, amend and repeal our amended and restated bylaws at any regular or special meeting of the Board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our amended and restated bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

These provisions of our certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company.

Underwriting

J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-runners for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Johnson Rice & Company L.L.C.
Simmons & Company International
Stanford Group Company
Merriman Curhan Ford & Co.

Total	10,000,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $      per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering commences, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 1,500,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	overallotment	overallotment
	exercise	exercise

Per share	$	$
Total	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a ”naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have agreed that for a period ending 120 days after the date of this prospectus, we will not, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or common stock equivalents without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., other than the offering and sale in this offering and the issuance by us of any securities or options to purchase common stock under our current employee benefit plans.

Our directors, executive officers and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons for a period ending 120 days after the date of this prospectus, may not, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or common stock equivalents without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., other than (a) transfers of shares of common stock as a gift of gifts or as intra-family transfers or transfers to trusts or family limited partnerships for estate planning purposes and transfers of common stock by will or intestacy, if the transferee agrees in writing to be bound by these restrictions, (b) pledges of common stock, if the pledgee agrees in writing to be bound by these restrictions or (c) shares of common stock withheld by, or surrendered or delivered to, us to satisfy tax withholding obligations with respect to incentive awards granted under our employee benefits plans; provided, however that in the case of any transfer or distribution pursuant to clause (a), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required, and no such filing or public announcement, as the case maybe, shall be made voluntarily, in connection with such transfer or distribution (other than a filing on a Form 5). In addition, they have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., they will not, during the period ending 120 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the restrictions imposed by the lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SYMX.”

Legal matters

Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, LLP, 1000 Main Street, Suite 3600, Houston, Texas 77002. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, Eighty Pine Street, New York, New York 10005.

Experts

The consolidated financial statements of Synthesis Energy Systems, Inc. as of June 30, 2007 and 2006, and for each of the years in the two-year period ended June 30, 2007 and the period from November 4, 2003 (inception) to June 30, 2007, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2007, consolidated financial statements refers to a change in the method of accounting for stock-based compensation, as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

Where you can find more information

We file annual, quarterly and current reports, and amendments to the foregoing reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s website at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address: Synthesis Energy Systems, Inc., Three Riverway, Suite 300, Houston, Texas 77056, telephone number: (713) 579-0600. Our website is located at www.synthesisenergy.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website, as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. The information on our website is not a part of this prospectus.

We are filing a registration statement on Form S-1 to register shares of our common stock with the SEC. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

Index to financial statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2007 and 2006	F-3
Consolidated Statements of Operations for the years ended June 30, 2007, 2006 and the period from November 4, 2003 (inception) to June 30, 2007	F-4
Consolidated Statement of Stockholders’ Equity for the years ended June 30, 2007, 2006 and 2005 and the period from November 4, 2003 (inception) to June 30, 2007	F-5
Consolidated Statements of Cash Flows for years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 30, 2007	F-6
Notes to the Consolidated Financial Statements for years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 30, 2007	F-7
Condensed Consolidated Balance Sheets as of March 31, 2008 (unaudited) and June 30, 2007	F-27
Condensed Consolidated Statements of Operations for the nine months ended March 31, 2008 and March 31, 2007 and the period from November 4, 2003 (inception) to March 31, 2008 (unaudited)	F-28
Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2008 and 2007 and the period from November 4, 2003 (inception) to March 31, 2008 (unaudited)	F-29
Condensed Consolidated Statement of Stockholders’ Equity for the period from November 4, 2003 (inception) to March 31, 2008 (unaudited)	F-30
Notes to the Unaudited Condensed Consolidated Financial Statements for the three, six and nine months ended March 31, 2008 and 2007 and the period from November 4, 2003 (inception) to March 31, 2008 (unaudited)
F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Synthesis Energy Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Synthesis Energy Systems, Inc. and subsidiaries (a development stage enterprise) as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2007 and for the period from November 4, 2003 (inception) to June 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synthesis Energy Systems, Inc. and subsidiaries (a development stage enterprise) as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2007 and for the period from November 4, 2003 (inception) to June 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 13 to the consolidated financial statements, effective July 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

Houston, Texas

September 17, 2007

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	June 30,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$6,202,628	$3,154,096
Prepaid expenses and other currents assets (Note 4)	441,297	42,037
Deferred financing costs (Note 4)	142,848	—

Total current assets	$6,786,773	$3,196,133
Restricted cash (Note 3)	11,101,157	—
Intangible asset, net (Note 7)	1,726,561	7,561
Construction-in-progress (Note 5)	15,168,509	—
Property, plant and equipment, net (Note 5)	331,410	9,854
Project prepayments (Note 6)	2,478,088	—
Long-term land lease (Note 3)	879,008	—

Total assets	$38,471,506	$3,213,548

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (Note 8)	$6,841,216	$328,198
Long-term liabilities:
Long-term bank loan (Note 3)	12,080,625	—

Total liabilities	$18,921,841	$328,198
Minority interest	454,800	—
Stockholders’ Equity:
Common stock, $0.01 par value: 100,000,000 shares authorized: 30,187,615 and 24,647,500 shares issued and outstanding, respectively (Note 12)	301,876	246,475
Additional paid-in capital (Note 12)	37,300,927	8,179,604
Deficit accumulated during development stage	(18,683,162)	(5,540,729)
Accumulated other comprehensive income	175,224	—

Total stockholders’ equity	$19,094,865	$2,885,350

Commitments and contingencies (Note 11)	—	—

Total liabilities and stockholders’ equity	$38,471,506	$3,213,548

See accompanying notes to the consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations

			November 4,
			2003
	Year ended	Year ended	(inception)
	June 30,	June 30,	to June 30,
	2007	2006	2007

Net Sales	$—	$—	$—
Costs of goods sold	—	—	—

Gross Profit	—	—	—
General and administrative expenses and other expenses:
General and administrative expenses	(5,865,922)	(1,023,229)	(7,127,054)
Stock-based compensation	(6,640,562)	(3,042,979)	(9,683,541)
Project development expenses	(960,723)	(871,882)	(1,876,284)
Technical development	(174,956)	(373,282)	(636,192)

Operating loss	$(13,642,163)	$(5,311,372)	$(19,323,071)

Non-operating income:
Interest income	462,979	128,996	605,598
Interest expense	—	—	(2,440)

Net loss before income tax benefit and minority interest	(13,179,184)	(5,182,376)	(18,719,913)
Income tax benefit (Note 9)	—	—	—
Minority interest	36,751	—	36,751

Net loss	$(13,142,433)	$(5,182,376)	$(18,683,162)

Net loss per share (Note 10):
Basic and diluted	$(0.47)	$(0.19)	$(0.68)
Weighted average common shares outstanding:
Basic and diluted shares	27,851,642	27,754,139	27,486,476

See accompanying notes to the consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Stockholders’ Equity

						Deficit
						accumulated
	Common stock					during the	Other
			Common		Additional	development	comprehensive
	Shares		stock		paid-in capital	stage	income	Total

Balance at November 4, 2003 (inception)	100,000,000	(1)	$—		$—	$—	$—	$—
Net loss for the period November 4, 2003 to June 30, 2004	—		—		—	(440)	—	(440)

Balance at June 30, 2004	100,000,000		$—		$—	$(440)	$—	$(440)

Shares forfeited in merger	(94,000,000	)(2)	—		—	—	—	—
Shares issued in merger	21,000,000	(2)	—		—	—	—	—
Net loss for the year	—		—		—	(357,913)	—	(357,913)
Investor contributions	—		264,190	(2)	235,810	—	—	500,000
Conversion of debt to equity	—		5,810	(2)	5,190	—	—	11,000
Net proceeds from private placement offering	1,030,000		10,300		2,473,810	—	—	2,484,110

Balance at June 30, 2005	28,030,000		$280,300		$2,714,810	$(358,353)	$—	$2,636,757

Net loss for the year	—		—		—	(5,182,376)	—	(5,182,376)
Net proceeds from private placement offering	970,000		9,700		2,378,290	—	—	2,387,990
Stock-based compensation	—		—		3,042,979	—	—	3,042,979
Adjustment related to return of shares	(4,352,500)		(43,525)		43,525	—	—	—

Balance at June 30, 2006	24,647,500		$246,475		$8,179,604	$(5,540,729)	$—	$2,885,350

Net loss for the year	—		—		—	(13,142,433)	—	(13,142,433)
Currency translation adjustment	—		—		—	—	175,224	175,224
Net proceeds from private placement offering	3,345,715		33,457		16,126,343	—		16,159,800
Stock-based compensation	—		—		6,607,537	—	—	6,607,537
Shares issued for amended GTI license	190,500		1,905		1,374,457	—	—	1,376,362
Shares issued upon UCF option exercise	2,000,000		20,000		4,980,000	—	—	5,000,000
Restricted stock grants to employees	3,900		39		32,986	—	—	33,025

Balance at June 30, 2007	30,187,615		$301,876		$37,300,927	$(18,683,162)	$175,224	$19,094,865

(1)	Represents the original issuance of shares by the founder of Tamborine, a shell company without any operations. The founders assumed the shell had no value upon creation and issued shares without cash consideration.

(2)	Merger related transactions

See accompanying notes to the consolidated financial statements

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

			November 4, 2003
	Year ended	Year ended	(inception)
	June 30, 2007	June 30, 2006	to June 30, 2007

Cash flows from operating activities:
Net loss	$(13,142,433)	$(5,182,376)	$(18,683,162)
Adjustments to reconcile net loss to net cash provided by operating activities:
Increase in minority interest	(36, 751)	—	(36,751)
Stock-based compensation	6,640,562	3,042,979	9,683,541
Depreciation of property, plant, and equipment	58,471	3,960	62,733
Loss on disposal of property, plant, and equipment	2,159	—	2,159
Amortization of long-term land lease	7,431	—	7,431
Amortization of intangible asset	157,363	1,000	159,802
Increase in prepaid expenses and other current assets	(398,915)	(11,219)	(440,952)
Increase in accrued expenses and other payables	1,679,757	214,195	2,007,955

Net cash used in operating activities	$(5,032,356)	$(1,931,461)	$(7,237,244)

Cash flows from investing activities:
Hai Hua loan proceeds transferred to restricted cash	(11,101,157)	—	(11,101,157)
Capital expenditures	(10,707,246)	(7,885)	(10,731,362)
Amendment of GTI license rights	(500,000)	—	(500,000)
Long-term land lease	(886,439)	—	(886,439)
Project prepayments	(2,213,236)	—	(2,213,236)

Net cash used in investing activities	$(25,408,078)	$(7,885)	$(25,432,194)

Cash flows from financing activities:
Proceeds from issuance of common stock	21,159,800	2,387,990	26,531,900
Proceeds from long-term bank loan	12,080,625	—	12,080,625
Prepaid interest	(275,753)	—	(275,753)
Deferred financing costs	(142,848)	—	(142,848)
Contribution from minority interest partner	491,551	—	491,551
Loans from (repayments to) shareholders	—	(1,150)	11,000

Net cash provided by financing activities	$33,313,375	$2,386,840	$38,696,475

Net increase in cash	2,872,941	447,494	6,027,037
Cash and cash equivalents at beginning of the period	3,154,096	2,706,602	—
Effect of exchange rates on cash	175,591	—	175,591

Cash and cash equivalents at end of the period	$6,202,628	$3,154,096	$6,202,628

Supplemental cash flow information:
Cash paid for interest	$440,453	$150	$443,361
Cash received for interest	$412,817	$128,996	$555,436
Non-cash transactions:
Stock-based compensation	$6,640,562	$3,042,979	$9,683,541
Fair value of stock issued to GTI	$1,376,363	$—	$1,376,363
Conversion of debt to equity	$—	$—	$11,000

See accompanying notes to the consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)

Notes to the Consolidated Financial Statements
For the years ended June 30, 2007 and 2006 and the
period from November 4, 2003 (inception) to June 30, 2007

Note 1—	Summary of significant accounting policies

(a)	Organization and description of business:

Synthesis Energy Systems, Inc. (“SES” or “the Company”) is an emerging development stage technology company involved in the global development and commercialization of gasification technology. The Company’s strategy is to commercialize technology obtained under an exclusive license from the Gas Technology Institute (“GTI”) with the initial focus on development in the People’s Republic of China. The Company’s headquarters are located in Houston, Texas.

On April 18, 2005, SES Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of Tamborine Holdings, Inc. (“Tamborine”), a Mississippi corporation, merged with and into Synthesis Energy Holdings, Inc., a Florida corporation (“Synthesis Florida”), whereby the holders of common stock of Synthesis Florida became shareholders of, and Synthesis Florida became a wholly-owned subsidiary of, Tamborine. The Company accounted for this reverse merger for financial reporting purposes as an issuance of securities whereby the parties exchanged stock in one company for stock in another company; therefore, no goodwill or intangibles were recorded in this transaction. On April 27, 2005, Tamborine changed its name to Synthesis Energy Systems, Inc. and on June 27, 2005, reincorporated in the State of Delaware.

As a condition of the above merger, Synthesis Florida completed a restructuring whereby two predecessor entities (Synthesis Energy Systems, Inc., a corporation formed under the laws of the British Virgin Islands, and Synthesis Energy Systems, LLC, a West Virginia limited liability company) and two entities formed in connection with the restructuring (International Hydrogen Technologies, a Florida corporation, and Innovative Engines, Inc., a Florida corporation) became wholly-owned subsidiaries of Synthesis Florida. To facilitate the restructuring, each of the two founders executed a written consent, as the owners of the entities, on March 18, 2005 approving the restructuring. In addition, each of the two founders executed an exchange agreement with Synthesis Florida, whereby they exchanged their interests in Synthesis Energy Systems, Inc. and Synthesis Energy Systems, LLC for shares in Synthesis Florida. The Company accounted for this transaction as an acquisition between entities under common control (as defined by the Emerging Issues Taskforce (“EITF”) Issue No. 02-5) because the two founders of Synthesis Florida each owned 50% of the outstanding interests in each of the entities in the transaction at the time of the restructuring. Therefore, the results of operations of these new subsidiary companies from the acquisition date of April 18, 2005 are included in the Company’s consolidated financial statements as if the restructuring had been formed at the earliest inception date of each of the subsidiaries. Accordingly, no goodwill was recorded as a result of this transaction.

(b)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are in U.S. dollars and include SES and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has reclassified certain prior year amounts to conform to the current year presentation. The Company is currently in development stage and has not generated any operating revenue to date.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States of America; management’s understanding of the Company’s business—both historical results and expected future results; the extent to which operational controls exist that provide high degrees of assurance that all desired information to assist in the estimation is available and reliable or whether there is greater uncertainty in the information that is available upon which to base the estimate; expectations of the future performance of the economy, both domestically and globally, within various areas that serve the Company’s principal customers and suppliers of goods and services; expected rates of exchange, sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. The estimation process often times may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that lies within that range of reasonable estimates based upon the quantity, quality and risks associated with the variability that might be expected from the future outcome and the factors considered in developing the estimate. This estimation process may result in the selection of estimates which could be viewed as conservative or aggressive by others. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(d)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

(e)	Restricted cash

Restricted cash consists of construction loan proceeds which are restricted for use to pay for construction and equipment costs of our Hai Hua plant. Therefore, restricted cash is excluded from cash and cash equivalents in the Company’s balance sheets and statements of cash flows and is included in non-current assets.

(f)	Property, plant and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset. Should the Company change its plans with respect to the use and productivity of property and equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized.

(g)	Impairment of fixed assets

The Company evaluates fixed assets for impairment if an event or circumstance occurs that triggers an impairment test. Substantial judgment is necessary in the determination as to whether an event or circumstance has occurred that may trigger an impairment analysis and in the determination of the related cash flows from the asset. Estimating cash flows related to long-lived assets is a difficult and subjective process that applies historical experience and future business expectations to revenues and related operating costs of assets. Should impairment appear to be necessary, subjective judgment must be applied to estimate the fair value of the asset, for which there may be no ready market, which oftentimes results in the use of discounted cash flow analysis and judgmental selection of discount rates to be used in the discounting process. If the Company determines an asset has been impaired based on the projected undiscounted cash flows of the related asset or the business unit over the remaining amortization period, and if the cash flow analysis indicates that the carrying amount of an asset exceeds related undiscounted cash flows, the carrying value is reduced to the estimated fair value of the asset or the present value of the expected future cash flows.

(h)	Intangible assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(i)	Provision for income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax liabilities and assets are determined based on temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary based upon the judgment of management to reduce deferred tax assets to the amount expected to be realized and could be necessary based upon estimates of future profitability and expenditure levels over specific time horizons in particular tax jurisdictions.

(j)	Debt issuance costs

The Company capitalizes direct costs incurred to issue debt or modify debt agreements. These costs are deferred and amortized to interest expense over the term of the related debt agreement.

(k)	Construction-in-progress

Construction-in-progress consists solely of coal gasification plants under construction (construction costs, cost of machinery and equipment, installation costs and any interest charges arising from borrowings used to finance these assets during the period of construction or installation). Interest is capitalized in accordance with SFAS No. 34, Capitalization of Interest Costs. See Note 5 for additional information related to capitalized interest.

(l)	Long-term land lease

Long-term land lease prepayments are amortized on a straight-line basis over the term of the lease.

(m)	Foreign currency translation

Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange and income and expenses are translated at average exchange rates during the year. For the year ended June 30, 2007, adjustments resulting from translating financial statements into U.S. dollars are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss). Gains and losses from foreign currency transactions are included in net loss. Adjustments resulting from translating financial statements into U.S. dollars for the year ended June 30, 2006 were immaterial and therefore the Company’s financial statements do not reflect any cumulative translation adjustments which would normally be shown as a separate component of other comprehensive income (loss).

(n)	Research and development costs

Research and development costs are expensed as incurred.

(o)	Stock-based compensation

The Company has a stock-based employee compensation plan under which stock-based awards have been granted. Stock-based compensation is accounted for in accordance with SFAS No. 123 (Revised) “Share-Based Payment” (SFAS 123(R)). The Company adopted SFAS 123(R) as of July 1, 2006. The Company establishes fair values for its equity awards to determine its cost and recognizes the related expense over the appropriate vesting period. The Company recognizes expense for stock options, restricted stock and shares issued under the Company’s employee stock purchase plan. Before the adoption of SFAS 123(R), the Company applied Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations. See Note 13 for additional information related to stock-based compensation expense.

Note 2—	Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115” (SFAS 159). SFAS 159 permits the Company to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). The Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect of adoption of this new standard on its financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), effective for fiscal years ending after November 15, 2006. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. The adoption did not have a material effect on the Company’s financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 157, as applicable, as of January 1, 2008. The Company is currently evaluating this standard but has not yet determined the impact, if any, the adoption of SFAS 157 will have on the Company’s financial statements.

In July 2006, the Company adopted SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We did not elect early adoption of this interpretation and adopted the provisions of FIN 48 beginning July 1, 2007. We adopted the provisions of FIN 48 on July 1, 2007, and the adoption had no impact on our financial positions or results from operations.

Note 3—	Joint ventures in China

Hai Hua joint venture

Joint venture contract

On July 6, 2006, one of the Company’s wholly-owned subsidiaries, Synthesis Energy Systems Investments, Inc. (“SES Investments”), entered into a cooperative joint venture contract with Shandong Hai Hua Coal & Chemical Company Ltd. (“Hai Hua”) which established Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. (the “HH Joint Venture”), a joint venture company that has the primary purposes of (i) developing, constructing and operating a synthesis gas production plant utilizing the U-GAS® technology in Zaozhuang City, Shandong Province, China and (ii) producing and selling syngas, steam and the various byproducts of the plant, including ash, elemental sulphur, hydrogen and argon. The Company owns 95% of the HH Joint

Venture and Hai Hua owns the remaining 5%. In exchange for their respective ownership shares in the HH Joint Venture, SES Investments contributed approximately $9.1 million in capital, and Hai Hua contributed approximately $480,000 in cash.

The HH Joint Venture is in the process of constructing the synthesis gas production plant and construction on the plant is expected to be completed in the fourth quarter of the calendar year 2007 at a projected cost of approximately $29 million. These costs are being funded through: (i) a $9.1 million equity contribution by SES, (ii) a $3.3 million intercompany shareholder loan from SES Investments, and (iii) approximately $12 million of bank debt. In addition, we plan to spend with respect to the HH Joint Venture approximately $4 million of start-up costs, approximately $1 million of other costs related to sub-process design changes and approximately $1.5 million of working capital.

If either of SES Investments or Hai Hua desires to invest in another coal gasification project within Zaozhuang City, the other company has a right to participate in up to 25% of the investment. For the first twenty years, after the date that the plant becomes operational (the “Operational Date”), 95% of all net profits of the HH Joint Venture will be distributed to SES Investments and 5% to Hai Hua. After the initial twenty years, the profit distribution percentages will be changed, with SES Investments receiving 10% of the net profits of the HH Joint Venture and Hai Hua receiving 90%. The contract has a term of fifty years, subject to earlier termination if SES Investments either files for bankruptcy or becomes insolvent or if the syngas purchase contract between the HH Joint Venture and Hai Hua (discussed in more detail below) is terminated. Hai Hua has also agreed that the License Agreement is the sole property of SES Investments and its affiliated entities and that it will not compete with SES Investments, or its affiliated entities, with respect to fluidized bed gasification technology for the term of the HH Joint Venture.

In addition, Hai Hua has agreed to certain capacity and energy payments, when the plant is completed, with respect to syngas purchased from the HH Joint Venture pursuant to the terms and conditions of a purchase and sale contract. Hai Hua will (i) pay a monthly capacity fee and, subject to delivery, a monthly energy fee; (ii) provide piping to the plant for the acceptance of steam and coke oven gas from Hai Hua and for the delivery of syngas from the HH Joint Venture to Hai Hua; and (iii) coordinate its operations and maintenance so as to ensure Hai Hua purchases as much syngas as possible. The energy fee is a per Ncum of syngas fee calculated by a formula which factors in the monthly averages of the prices of design base coal, coke oven gas, power, steam and water, all of which are components used in the production of syngas. The capacity fee is paid based on the capacity of the plant to produce syngas, factoring in the number of hours (i) of production and (ii) of capability of production as compared to the guaranteed capacity of the plant, which for purposes of the contract is 22,000 Ncum per hour of syngas.

Purchase of land use rights

The HH Joint Venture purchased 50-year land use rights from the Chinese government for the construction of the synthesis gas production plant. The cost to purchase these land rights has been capitalized on the Company’s balance sheet at June 30, 2007, as a long-term asset which is being charged to rental expense over the term of the lease.

Construction contract

The Company broke ground on the Hai Hua plant on December 5, 2006 and entered into the primary construction contract in February 2007. (See Note 11 “Commitment and Contingencies—Hai Hua”)

Syngas purchase and sale agreement

On October 22, 2006, the HH Joint Venture entered into a purchase and sale contract with Hai Hua pursuant to which Hai Hua will buy, once the plant is completed, syngas from the HH Joint Venture at a specified contract amount. The energy fee is a per Ncum of syngas fee calculated by a formula which factors in the monthly averages of the prices of design base coal, coke, coke oven gas, power, steam and water, all of which are components used in the production of syngas. The capacity fee is paid based on the capacity of the plant to produce syngas, factoring in the number of hours (i) of production and (ii) of capability of production as compared to the guaranteed capacity of the plant, which for purposes of the contract is 22,000 Ncum per hour of syngas.

The HH Joint Venture is contractually obligated to procure certain other necessary consumables for operation of the plant, provided, the HH Joint Venture obtains reimbursement for these costs through the payment of the energy fee. Hai Hua is also required to provide up to 100,000 Ncum of coke oven gas and up to 600 tonnes of coke free to the HH Joint Venture during the first year of operation as start-up fuels for the gasifiers. Any requirements for coke or coke oven gas above these amounts shall be paid for by the HH Joint Venture. If Hai Hua is unable or unwilling to provide the required coke or coke oven gas, the plan will be deemed to be able to produce for purposes of calculating the capacity fee and Hai Hua will not be relieved of its payment obligations. Pursuant to the terms of the contract, the value of the items provided by Hai Hua to the HH Joint Venture (including the coke, coke oven gas, piping and acreage for the storage facilities) shall not exceed 5% of the equity of the HH Joint Venture. If the HH Joint Venture produces more syngas than the capacity that Hai Hua is required to purchase under the contract, Hai Hua shall have a right of first refusal to purchase such excess amount. The agreement terminates twenty years from the date the plant becomes operational.

Long-term debt

On March 22, 2007, the HH Joint Venture entered into a seven-year loan agreement and received approximately $12 million of loan proceeds pursuant to the terms of a Fixed Asset Loan Contract with the Industrial and Commercial Bank of China (“ICBC”) to complete the project financing of the Joint Venture. Key terms of the Fixed Asset Loan Contract with ICBC are as follows:

•	Term of the loan is 7 years from the commencement date (March 22, 2007) of the loan.

•	Interest for the first year is 7.11% to be adjusted annually based upon the standard rate announced each year by the People’s Bank of China. Interest is payable monthly on the 20th day of each month.

•	Principal payments of approximately $1 million are due in March and September of each year beginning on September 22, 2008 and ending on March 21, 2014.

•	Hai Hua is the guarantor of the entire loan.

•	The assets of the HH Joint Venture are pledged as collateral on the loan.

•	The HH Joint Venture agreed to covenants that, among other things, prohibit pre-payment without the consent of ICBC and permit ICBC to be involved in the review and inspection of the Hai Hua plant.

•	The loan is subject to customary events of default which, should one or more of them occur and be continuing, would permit ICBC to declare all amounts owing under the contract to be due and payable immediately.

Additionally, on March 20, 2007, the HH Joint Venture entered into a loan agreement with SES Investments for approximately $3.3 million. The SES loan bears interest per annum at a rate of 6% and is due and payable on March 20, 2016. In addition, the SES loan is unsecured and is subordinated to the above described ICBC loan, and any other subsequent ICBC loans. The HH Joint Venture may not prepay the SES loan until the ICBC loan is either paid in full or is fully replaced by another loan. Proceeds of the SES loan may only be used for the purpose of developing, constructing, owning, operating and managing the Hai Hua plant.

Restricted cash

As of June 30, 2007, the HH Joint Venture had approximately $11.1 million at ICBC from the cash proceeds of the ICBC loan. This cash is restricted for use to pay for construction and equipment costs, and therefore is classified as restricted cash in non-current assets on the Company’s balance sheet.

Golden Concord joint venture

SES Investments has entered into a co-operative joint venture contract with Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd. (“Golden Concord”) for the purpose of establishing SES—GCL (Inner Mongolia) Coal Chemical Co., Ltd. (the “GC Joint Venture”). We established the GC Joint Venture for the primary purposes of (i) developing, constructing and operating a coal gasification, methanol and DME production plant utilizing U-GAS® technology in the Xilinguole Economic and Technology Development Zone, Inner Mongolia Autonomous Region, China and (ii) producing and selling methanol, DME and the various byproducts of the plant, including fly ash, steam, sulphur, hydrogen, xenon and argon. In exchange for their respective ownership shares in the GC Joint Venture, SES Investments agreed to contribute approximately $16.3 million in cash, and Golden Concord agreed to contribute approximately $16 million in cash. The contributions of each of SES Investments and Golden Concord are payable in installments, with the first 20% due within ninety days of the date of the issuance of the GC Joint Venture’s business license.

The parties have agreed that the total required capital of the GC Joint Venture will be approximately $96 million, including the approximately $32 million in cash to be contributed by SES Investments and Golden Concord. The additional approximately $64 million will be provided by project debt to be obtained by the GC Joint Venture. SES Investments and Golden Concord have each agreed to guarantee any such project debt incurred by the GC Joint Venture, with SES Investments required to guarantee no less than 55% and no more than 60% of its debt, based on the percentage of the debt which relates to the gasification processes of the plant, and Golden Concord is required to guarantee the remainder. Each party is subject to penalties under the GC Joint Venture contract if it is unable to perform their guarantee obligations.

Note 4—	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2007	2006

Prepaid project development costs	$292,786	$—
Interest receivable from deposits	50,161	—
Prepaid insurance	14,492	13,158
Prepaid legal & consulting services	17,781	17,781
Prepaid rent & related deposits	20,930	3,243
Employee advances	9,181	4,389
Other	35,966	3,466

	$441,297	$42,037

In addition to the above, as of June 30, 2007, the Company had incurred $142,848 of deferred financing costs related to a registration statement filed with the Securities and Exchange Commission on June 15, 2007, which is not currently effective.

Note 5—	Property, plant and equipment

Construction in progress consisted of the following:

	As of June 30,
	2007	2006

Systems under construction and installation	$12,651,729	$—
Engineering and design	729,901	—
Piling and foundation	673,696	—
Technology license fee	350,000	—
Government fees and levies	286,263	—
Capitalized interest	199,459	—
Construction management and supervision	167,571	—
Site and construction preparation	109,890	—

Total	$15,168,509	$—

Property, plant and equipment consisted of the following:

		As of June 30,
	Estimated useful lives	2007	2006

Furniture and fixtures	2 to 3 years	$66,168	$3,129
Leasehold improvements	Lease term	50,679	2,298
Computer equipment	3 years	76,724	8,689
Office equipment	3 years	161,662	—
Motor vehicle	5 years	36,662	—

		$391,895	$14,116
Less: Accumulated depreciation		(60,485)	(4,262)

Net book value		$331,410	$9,854

Depreciation expense for the years ended June 30, 2007, 2006 and the period from November 4, 2003 (inception) to June 30, 2007 was $58,471, $3,960 and $62,733, respectively.

Note 6—	Project prepayments

Project prepayments consisted of the following:

	As of June 30,
	2007	2006

Prepaid interest	$264,853	$—
Hai Hua project prepayments	1,887,432	—
Golden Concord project prepayments	325,803	—

	$2,478,088	$—

Note 7—	Intangible asset

The Company’s only intangible asset is a license with the Gas Technology Institute (“GTI”), a U.S. based non-profit research organization, for U-GAS® technology.

Pursuant to the Amended and Restated License Agreement dated as of August 31, 2006, as amended on June 14, 2007, between the Company and GTI (the “License Agreement”), the Company has an exclusive license to manufacture, make, use and sell worldwide both U-GAS® coal gasification systems and coal and biomass mixture gasification systems that utilize coal and biomass blends having feedstock materials containing no less than 60% coal and no more than 40% biomass. The License Agreement also grants us a non-exclusive license to manufacture, make, use and sell worldwide biomass gasification systems and coal and biomass mixture gasification systems that utilize coal and biomass blends having feedstock materials containing up to 60% coal and no less than 40% biomass.

The License Agreement has an initial term of ten years, but may be extended for two additional ten-year terms (total of 30 years) at the option of the Company.

As consideration for the license, the Company paid $500,000, and issued 190,500 shares of restricted stock to GTI. Due to the thinly traded nature of the Company’s stock, the Company determined the fair value of the 190,500 shares of restricted stock by using an average of actual trades (5 trading days prior to August 31, 2006 and 5 trading days after August 31, 2006) of the Company’s stock on www.pinksheets.com. As a part of the agreement the Company is restricted from offering a competing gasification technology within any market covered by the License Agreement. Additionally, for each U-GAS® unit for which the Company licenses, designs, builds or operates which uses coal, or a coal and biomass mixture as the feed stock, the Company must pay a royalty and must also provide GTI with a copy of each contract that the Company enters into relating to a U-GAS® system and report to GTI with their progress on development of the technology every six months. A failure to comply with any of the above requirements could result in the termination of the License Agreement by GTI.

In addition, the Company is required to (i) have a contract for the sale of a U-GAS® system with a customer in the territory covered by the License Agreement no later than August 31, 2007, (ii) fabricate and put into operation at least one U-GAS® system within the territory covered by the License Agreement by July 31, 2008 and (iii) fabricate and put into operation at least one U-GAS® system for each calendar year of the License Agreement, beginning with the calendar year 2009. We have satisfied the obligation to have a contract for the sale of a U-GAS® system no later than August 31, 2007 through our contract with Hai Hua, as described in Note 3. The Company is required to disclose to GTI any improvements related to the U-GAS® system which are developed and implemented by the Company and the manner of using and applying such improvements. Failure to satisfy the requirements as to these milestones could lead to the revocation of the license by GTI; provided, however, that GTI is required to give a twelve-month notice of termination and the Company is able to cure the default and continue the License Agreement prior to the expiration of such time period.

During the term of the License Agreement, we have granted to GTI a royalty-free non-exclusive irrevocable license to make, manufacture, use, market, import, offer for sale and sell U-GAS® systems that incorporate our improvements. Such license only applies outside of the exclusive rights granted to us under the License Agreement. Without the prior written consent of GTI, the Company has no right to sublicense any U-GAS® system other than to customers for which the Company has constructed a U-GAS® system. For a period of ten years, the Company is restricted from disclosing any confidential information (as defined in the license) to any person other than employees of its affiliates or contractors who are required to deal with such information, and such persons will be bound by the confidentiality provisions of the license. The Company further indemnified GTI and its affiliates from any liability or loss resulting from unauthorized disclosure or use of any confidential information that it receives.

	Estimated useful	As of June 30,		As of June 30,
	life used for	2007		2006
	depreciation	Gross carrying	Accumulated	Gross carrying	Accumulated
	purposes	amount	amortization	amount	amortization

Use rights of “U-GAS®”:	10 years	$1,886,363	$159,802	$10,000	$2,439

Amortization expense for the years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 30, 2007 was $157,363, $1,000 and $159,802, respectively.

Note 8—	Accrued expenses and other payables

The components of the accrued expenses and other payables are as follows:

	As of June 30,
	2007	2006

Construction and equipment costs	$4,832,505	$—
Accrued payroll, vacation and bonuses	702,151	24,153
Technical consulting, engineering and design services	613,449	118,143
Audit, tax and other consulting	529,105	91,269
Reimbursable expenses	105,601	87,595
Interest payable	23,859	—
Other	34,546	7,038

	$6,841,216	$328,198

Note 9—	Income taxes

For financial reporting purposes, net loss before income taxes showing domestic and foreign sources was as follows:

	Year ended June 30,
	2007	2006

Domestic	$(9,399,590)	$(3,396,737)
Foreign	(3,742,843)	(1,785,639)

Net loss	$(13,142,433)	$(5,182,376)

Provision for income taxes

The following is a reconciliation of income taxes at the statutory federal income tax rate of 35% to the income tax provision (benefit) recorded:

	Year ended June 30,
	2007	2006

Net loss	$(13,142,433)	$(5,182,376)

Computed tax benefit at statutory rate	$(4,599,851)	$(1,813,832)
Tax on income/(losses) from foreign operations	1,048,113	616,389
Valuation allowance	3,550,241	1,196,096
Other	1,497	1,347

	$—	$—

Deferred tax assets (liabilities)

The components of the net deferred asset (liabilities) are as follows:

	Year ended June 30,
	2007	2006

Deferred tax assets:
Net operating loss carry forward	$1,152,232	$144,999
Depreciation and amortization	14,584	58
Stock-based compensation	3,227,581	1,024,501
Accrued professional fees	54,285	10,500
Accrued vacation	15,308	—
Accrued bonus	127,980	—
Other accruals	166,662	28,332

Subtotal	4,758,632	1,208,390
Valuation allowance	(4,758,632)	(1,208,390)

Net deferred assets (liabilities)	$—	$—

At June 30, 2007 we had approximately $2,519,678 of US federal net operating loss (“NOL”) carry forwards, and $920,268 of NOL carry forwards attributable to our Chinese operations. The US federal NOL carry forwards have expiration dates through the year 2026. The Chinese NOL carry forwards will expire in 2011.

The Company has established valuation allowances for uncertainties in realizing the benefit of tax losses, and other deferred tax assets in all jurisdictions. Future changes in estimates of taxable income or in tax laws may change the need for the valuation allowance.

Note 10—	Net loss per share data

Historical net loss per common share is computed using the weighted average number of common shares outstanding. Basic loss per share excludes dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. For the years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 2007, the number of weighted average shares included in the calculation was 27,851,642, 27,754,139, and 27,486,476, respectively. Stock options are the only potential dilutive share equivalents the Company has outstanding for the periods presented. No shares related to options were included in diluted earnings per share for the years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 2007, as their effect would have been antidilutive as the Company incurred net loss during those periods.

Note 11—	Commitments and contingencies

Lease commitments

The Company occupies approximately 3,500 square feet of leased office space in Houston, Texas, approximately 5,000 square feet of office space in Shanghai, China. Rental expenses incurred under operating leases for the years ended June 30, 2007 and 2006 and the period from November 4, 2003 (inception) to June 30, 2007 were approximately $92,106, $27,085, and $125,458, respectively. Future minimum lease payments under non-cancelable operating lease (with initial or remaining lease terms in excess of one year) as of June 30, 2007 are as follows:

Year ending June 30,

2008	$125,149
2009	26,439
Thereafter	—

Total future minimum lease payments	$151,588

Employment agreements

The Company has entered into employment agreements with several of its executives which contain specific guaranteed bonuses and/or pay increases based upon certain specific targets. As of June 30, 2007 none of the specified targets had been met therefore no accrual has been made for these events.

Hai Hua

The HH Joint Venture is in the process of constructing a synthesis gas production plant and construction on the plant is expected to be completed in the fourth quarter of the calendar year 2007. As of June 30, 2007, capital commitments related to equipment purchases, equipment installation and plant construction amounted to approximately $12.8 million.

Golden Concord

On May 25, 2007, one of the Company’s wholly-owned subsidiaries, Synthesis Energy Systems Investments, Inc. (“SES Investments”), entered into a thirty-year cooperative joint venture contract with Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd. (“Golden Concord”) for the establishment of SES-GCL (Inner Mongolia) Coal Chemical Co., Ltd., a joint venture company that has the primary purpose of developing, constructing and operating a synthesis gas to methanol to dimethyl ether (“DME”) plant utilizing the U-GAS® technology for the synthesis gas production for an estimated total investment cost of approximately $96 million. Pursuant to the terms of the contract, SES Investments will contribute approximately $16.3 million in cash for a 51% ownership interest in the joint venture while Golden Concord will contribute approximately $16 million in cash in for the remaining 49% ownership interest. The difference between the total investment cost and equity contributions shall be financed by bank loans or other forms of financing, and such financing shall be guaranteed between 55% and 60% by SES Investments and between 40% and 45% by Golden Concord. Under this contract, SES Investments is responsible for the construction of the gasification system portion of the plant subject to entering into a Project Management Contract between SES Investments and the joint venture company.

Note 12—	Stockholders’ equity

The authorized capital stock of the Company consists of 100,000,000 shares of common stock. In August 2006, the Company received approximately $16 million and issued 3,345,715 shares of common stock in a round of private placement financing which closed on November 30, 2006. In connection with the private placement, we entered into an agreement with Union Charter Capital VII, Inc. (“UCF”) which covered certain capital commitment obligations of UCF and the Company and set forth certain rights of UCF if certain commitment thresholds were met. Effective November 30, 2006, we amended and restated this agreement in its entirety to clarify certain statements in the original agreement. As amended and restated, UCF was entitled to purchase up to 2,000,000 shares of the Company’s common stock at a purchase price of $2.50 per share on or prior to June 30, 2007. On May 21, 2007, UCF exercised a portion of the option as to 1,000,000 shares and assigned its right to acquire the other 1,000,000 shares to Karinga Limited, Ltd., which exercised its right to acquire these shares on May 30, 2007. The Company estimated the fair value of these options to be $9.8 million using the Black-Scholes option pricing model. The weighted average assumptions used were as follows: risk-free interest rates of 5.10%, dividend rate of 0.00%, expected life of 10 months and expected volatility of 58.66%.

During the year ended June 30, 2006, two of the founding shareholders of the Company elected to take lesser roles in the day-to-day operation of the Company and agreed to surrender a total of 4,352,500 shares of the Company’s common stock which were initially issued in the merger. As a result, the issued and outstanding shares of the Company were reduced from 29,000,000 shares to 24,647,500 shares. The “capital stock” amount and the “additional paid-in capital” amount in the accompanying financial statements have been reclassified and recapitalized to reflect such reduction in the number of issued and outstanding shares, with no net impact on stockholders’ equity.

Note 13—	Accounting for stock-based compensation

Effective August 5, 2006, the Company amended and restated its 2005 Incentive Plan. The Amended and Restated 2005 Incentive Plan (the “Plan”) increased the number of shares reserved under the plan to 6,000,000 shares of common stock. The Company’s Board of Directors adopted the Plan as amended and restated on August 5, 2006 and shareholder approval was obtained at the Annual Meeting of Stockholders on September 25, 2006.

In May 2007, the Company’s Board of Directors approved an increase in the number as shares reserved for issuance under the Plan to 8,000,000 shares. The amendment to the Plan has not been approved by the Company’s stockholders.

Under our the Plan, we may grant (a) non-qualified stock options to our employees, directors and eligible consultants, (b) incentive stock options to employees only in accordance with the terms and conditions of the plan or (c) restricted stock. The total number of shares of common stock that may be subject to the granting of incentive awards under the plan is 15% of the Company’s issued and outstanding shares on the last day of each calendar quarter preceding a grant. The plan options vest up to five years and expire five years from the grant date.

Prior to July 1, 2006, we accounted for our stock option and stock-based compensation plans using the intrinsic-value method outlined by APB 25. Accordingly, we computed compensation cost for each employee stock option granted as the amount by which the fair market value was greater than the exerciser price of the option at the date of grant. Due to the thinly traded nature of the Company’s stock, the Company uses an average of several days of trades to calculate fair market value. The amount of compensation cost was expensed over the vesting period. During the year ended June 30, 2006, the Company recognized $3,042,979 of stock-based compensation.

Effective July 1, 2006, we adopted the provisions of SFAS 123(R), “Share Based Payment” and elected to use the modified prospective transition method. Under this method, compensation cost recognized for the year ended June 30, 2007, includes the applicable amounts of: (a) compensation cost of all stock-based awards granted prior to, but not yet vested, as of June 30, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures, and (b) compensation cost for all stock-based awards granted subsequent to June 30, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R)). The cumulative effect of this change in accounting principle related to stock-based awards was immaterial.

SFAS 123(R) amends SFAS No. 95, “Statement of Cash Flows,” to require reporting of tax benefits as a financing cash flow, rather than as a reduction of taxes paid. These tax benefits result from tax deductions in excess of the compensation expense recognized for options exercised. Prior to the adoption of SFAS 123R, no stock options were exercised.

On March 29, 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107 to address certain issues related to SFAS 123R. SAB 107 provides guidance on transition methods, valuation methods, income tax effects and other share-based payment topics, and we had also applied this guidance in our adoption of SFAS 123R.

On November 10, 2005, the FASB issued Staff Position (“FSP”) No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (“FSP 123R-3”). FSP 123R-3 provides for an alternative transition method for establishing the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R. We have elected to adopt this alternative transition method, otherwise known as the “simplified method,” in establishing our beginning APIC pool at July 1, 2006.

The following is the impact of recognizing stock-based compensation expense:

			November 4,
			2003
			(inception) to
	Year ended	Year ended	year ended
	June 30,	June 30,	June 30,
	2007	2006	2007

Stock-based compensation	$6,640,562	$3,042,979	$9,683,541
Related deferred income tax benefit	—	—	—

Total	$6,640,562	$3,042,979	$9,683,541

Decrease in basic and diluted earnings per share	$0.24	$0.11	$0.35

The Company recognizes expense for our stock-based compensation over the vesting period, which represents the period in which an employee is required to provide service in exchange for the award and recognizes compensation expense for stock-based awards immediately if the award has immediate vesting.

Prior period pro forma presentation

Under the modified prospective application method, results for prior periods have not been restated to reflect the effects of implementing SFAS 123(R). The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123” is presented for comparative purposes and illustrates the pro forma effect on net loss per share for the periods presented as if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation prior to July 1, 2006:

		November 4,
		2003
		(inception) to
	Year ended	year ended
	June 30,	June 30,
	2006	2006

Net loss, as reported	$(5,182,376)	$(5,540,729)
Add: total stock-based compensation recorded, net of tax	$3,042,979	$3,042,979
Less: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	$(4,132,917)	$(4,132,917)

Pro forma net loss	$(6,272,314)	$(6,630,667)

Net loss per share:
Basic and diluted as reported	$0.19	$0.20
Basic and diluted pro forma	$0.23	$0.24

Assumptions

The fair values for the stock-based awards granted during the years ended June 30, 2007 and 2006 were estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions. No stock options were issued prior to fiscal year 2006.

	Year ended	Year ended
	June 30,	June 30,
	2007	2006

Risk-free rate of return	4.76%	4.96%
Expected life of award	3.5 years	3.5 years
Expected dividend yield	0.00%	0.00%
Expected volatility of stock	69%	68%
Weighted-average grant date fair value	$3.47	$2.88

The expected volatility of stock assumption was derived by referring to changes in the historical volatility of comparable companies. Forfeiture rates are estimated due to a lack of historical forfeiture data.

In accordance with SAB 107, we used the “simplified” method for “plain vanilla” options to estimate the expected term of options granted during 2006 and 2007.

Stock-based award activity during the years ended June 30, 2007 and 2006 was as follows (aggregate intrinsic value in millions):

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	Price	term	value

Outstanding at June 30, 2006	4,802,500	$2.97	3.9	$13.8
Granted	860,000	$6.45	4.5	$3.0
Exercised	—	—	—	—
Canceled	—	—	—	—
Outstanding at June 30, 2007	5,662,500	$3.50	4.0	$16.8
Exercisable at June 30, 2007	2,145,500	$3.23	3.9	$6.7

As of June 30, 2007, approximately $6 million of estimated expense with respect to non-vested stock-based awards has yet to be recognized and will be recognized in expense over the employee’s remaining weighted average service period of approximately 4.0 years. As of June 30, 2007, 2,145,500 of the above options were exercisable.

The following table summarizes information with respect to stock options outstanding and exercisable at June 30, 2007:

		weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
Exercise Prices	outstanding	life (Years)	price	exercisable	price

$2.50 to $3.00	4,962,500	3.8	$2.97	2,009,500	$2.97
$3.01 to $7.00	495,000	4.4	$6.37	99,000	$6.11
$7.01 to $11.00	205,000	4.9	$9.33	37,000	$9.25

Total	5,662,500	4.0	$3.50	2,145,500	$3.23

Stock-based award activity for non-vested awards during the year ended June 30, 2007 is as follows:

		Weighted
		average
	Number of	grant date
	shares	fair value

Non-vested at June 30, 2006	3,787,500	$2.79
Granted	860,000	3.47
Vested	(1,130,500)	3.10
Canceled	—	—

Non-vested at June 30, 2007	3,517,000	$2.81

Restricted stock grant to employees

During the year ended June 30, 2007, the Company issued 3,900 shares of restricted stock to employees. The restricted stock grants were fully vested upon grant.

Note 14—	Related party transactions

Companies are considered to be related if a company has the ability, directly or indirectly, to control a second company or exercise significant influence over a second company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. There was no material related party transactions during the year ended June 30, 2007.

On December 27, 2004, a shareholder advanced $1,050,000 to the Company at an interest rate of approximately 1.6% per annum. The advance was repaid with interest expense, approximately $2,290 on February 17, 2005.

In 2005, loans from shareholders in the amount of $11,000 were converted into paid-in-capital upon the Agreement of Forgiveness of Loan signed on April 18, 2005.

Note 15—	Subsequent events

Joint Development Agreement with AEI

On July 10, 2007, the Company entered into a Joint Development Agreement (the “Joint Development Agreement”) with AEI to seek to identify and jointly develop, finance and operate various projects involving the conversion of coal, or coal and biomass mixtures, into syngas using the U-GAS® technology (or other alternative technology). The Joint Development Agreement will be for all projects in emerging markets, which includes markets other than North America, certain countries in European Union, Japan, Australia and New Zealand. Our current projects with Hai Hua, Golden Concord and YIMA, and any future expansion of such projects, are specifically excluded from the Joint Development Agreement. In addition, we may continue to independently pursue equipment sales and licensing opportunities with customers who will use syngas predominately for their own internal consumption.

The types of projects subject to the Joint Development Agreement include:

•	Projects utilizing syngas or methane to produce refined products, such as methanol, ethanol, DME and ammonia

•	Industrial projects using syngas to generate thermal energy

•	Projects providing syngas to power plants which will use the syngas to produce electricity

Each of the Company and AEI has the right, but not the obligation, to invest in up to 50% of the required equity in any project utilizing the U-GAS® technology originated by the other party. For any project that does not utilize the U-GAS® technology, the investment percentage to be offered to the non-originating party ranges from 0% to 35% depending on the type of project. The Company will make the U-GAS® technology available for all projects in the markets listed above, even if it does not invest in the project. To facilitate this, and as agreed to by GTI, the joint venture or AEI, as applicable, will be granted a license to use the U-GAS® technology for each project. The Company will receive a one-time installation fee of $10 per Thermal

MegaWatt/hr of dry syngas production for each project that utilizes the U-GAS® technology. For projects that the Company co-develops with AEI, the royalty rate shall be negotiated at the time of the development of such project, but the royalty shall in no event exceed $0.50 per MMBtu. The Joint Development Agreement has a term of five years, subject to AEI purchasing 2,000,000 shares of our common stock on or before September 15, 2007. As a result of the share not having been purchased by that time, we had the right to terminate the Joint Development Agreement. We chose not to exercise this right and AEI purchased the shares on November 8, 2007.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)

Condensed Consolidated Balance Sheets

	March 31,	June 30,
	2008	2007

	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$39,064,777	$6,202,628
Accounts receivable	35,720	—
Prepaid expenses and other currents assets	3,025,691	441,297
Inventory	662,673	—
Deferred financing costs	—	142,848

Total current assets	42,788,861	6,786,773

Restricted cash	328,900	11,101,157
Intangible asset, net of accumulated amortization of $301,278 and $159,802, respectively	1,585,083	1,726,561
Construction-in-progress	1,309,725	15,168,509
Property, plant and equipment, net of accumulated depreciation of $379,845 and $60,485, respectively (Note 6)	36,559,912	331,410
Project prepayments	1,619,180	2,478,088
Long-term land lease (Note 3)	1,450,776	879,008
Other long-term assets	742,746	—

Total assets	$86,385,183	$38,471,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loan	$2,194,045	$—
Accrued expenses and other payables	9,822,574	6,841,216

Total current liabilities	12,016,619	6,841,216
Long-term liabilities:
Long-term bank loan (Note 3)	10,913,236	12,080,625

Total liabilities	22,929,855	18,921,841

Minority interest	3,306,764	454,800
Stockholders’ Equity:
Common stock, $0.01 par value: 100,000,000 shares authorized: 36,418,921 and 30,187,615 shares issued and outstanding, respectively (Note 9)	364,189	301,876
Additional paid-in capital	92,800,594	37,300,927
Deficit accumulated during development stage	(34,214,888)	(18,683,162)
Accumulated other comprehensive income	1,198,669	175,224

Total stockholders’ equity	60,148,564	19,094,865

Total liabilities and stockholders’ equity	$86,385,183	$38,471,506

See accompanying notes to the condensed consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)

Condensed Consolidated Statements of Operations
(Unaudited)

			November 4,
			2003
			(inception) to
	Nine months ended March 31,		March 31,
	2008	2007	2008

Revenue	$39,879	$—	$39,879
Costs of goods sold	376,033	—	376,033

Gross loss	(336,154)	—	(336,154)

General and administrative and other expenses:
General and administrative expenses	8,807,761	2,988,780	15,934,815
Stock-based compensation (Note 5)	3,859,690	5,073,944	13,543,231
Project and technical development expenses	2,878,782	1,032,088	5,391,258

Operating loss	(15,882,387)	(9,094,812)	(35,205,458)

Non-operating income:
Interest income	191,903	409,355	797,501
Interest expense	(112,945)	—	(115,385)

Net loss before minority interest	(15,803,429)	(8,685,457)	(34,523,342)

Minority interest	271,703	11,288	308,454

Net loss	$(15,531,726)	$(8,674,169)	$(34,214,888)

Net loss per share (Note 8):
Basic and diluted	$(0.46)	$(0.32)	$(1.20)

Weighted average common shares outstanding:
Basic and diluted	33,520,077	27,474,161	28,516,140

See accompanying notes to the condensed consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)

Condensed Consolidated Statements of Cash Flows
(Unaudited)

			November 4,
			2003
	Nine months ended		(inception) to
	March 31,		March 31,
	2008	2007	2008

Cash flows from operating activities:
Net loss	$(15,531,726)	$(8,674,169)	$(34,214,888)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in accounts receivable	(35,720)	—	(35,720)
Increase in minority interest	(271,703)	—	(308,454)
Stock-based compensation	3,859,690	5,073,944	13,543,231
Depreciation of property, plant and equipment	318,719	34,247	381,452
Loss on disposal of property, plant and equipment	345	2,159	2,504
Amortization of land use rights	9,599	2,972	17,030
Amortization of intangible asset	141,476	110,205	301,278
Amortization of other long-term asset	1,240	—	1,240
Increase in prepaid expenses and other current assets	(77,469)	(756,433)	(518,421)
Increase in inventory	(662,673)	—	(662,673)
Increase in accrued expenses and other payables	2,310,369	745,054	4,318,324

Net cash used in operating activities	$(9,937,853)	$(3,462,021)	$(17,175,097)

Cash flows from investing activities:
Loan proceeds transferred from restricted cash	11,101,157	—	—
Restricted cash—investment in long-term CD	(328,900)	—	(328,900)
Capital expenditures	(19,959,233)	(2,453,058)	(30,690,595)
Amendment of GTI license rights	—	(500,000)	(500,000)
Purchase of land use rights	(833,255)	(874,893)	(1,719,694)
Receipt of Chinese governmental grant	555,807	—	555,807
Project prepayments	(1,083,834)	(3,314,683)	(3,297,070)

Net cash used in investing activities	$(10,548,258)	$(7,142,634)	$(35,980,452)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	49,357,588	16,159,800	75,889,488
Proceeds from long-term bank loan	—	11,923,276	12,080,625
Prepaid interest	—	—	(275,753)
Deferred financing costs	—	—	(142,848)
Contribution from minority interest partner	3,124,280	480,264	3,615,831
Loans from stockholders	—	—	11,000

Net cash provided by financing activities	$52,481,868	$28,563,340	$91,178,343

Net increase in cash	31,995,757	17,958,685	38,022,794
Cash and cash equivalents at beginning of the period	6,202,628	3,154,096	—
Effect of exchange rates on cash	866,392	56,275	1,041,983

Cash and cash equivalents at end of the period	$39,064,777	$21,169,056	$39,064,777

See accompanying notes to the condensed consolidated financial statements.

SYNTHESIS ENERGY SYSTEMS, INC.
(A Development Stage Enterprise)

Condensed Consolidated Statements of Stockholders’ Equity

							Deficit
							accumulated
	Common stock						during the	Other
			Common		Additional		development	comprehensive
	Shares		stock		paid-in capital		stage	income	Total

Balance at November 4, 2003 (inception)	100,000,000	(1)	$—		$—		$—	$—	$—
Net loss for the period November 4, 2003 to June 30, 2004	—		—		—		(440)	—	(440)

Balance at June 30, 2004	100,000,000		—		—		(440)	—	(440)

Shares forfeited in merger	(94,000,000	)(2)	—		—		—	—	—
Shares issued in merger	21,000,000	(2)	—		—		—	—	—
Net loss for the year	—		—		—		(357,913)	—	(357,913)
Investor contributions	—		264,190	(2)	235,810		—	—	500,000
Conversion of debt to equity	—		5,810	(2)	5,190		—	—	11,000
Net proceeds from private placement offering	1,030,000		10,300		2,473,810		—	—	2,484,110

Balance at June 30, 2005	28,030,000		280,300		2,714,810		(358,353)	$—	2,636,757

Net loss for the year	—		—		—		(5,182,376)	—	(5,182,376)
Net proceeds from private placement offering	970,000		9,700		2,378,290		—	—	2,387,990
Stock-based compensation	—		—		3,042,979		—	—	3,042,979
Adjustment related to return of shares	(4,352,500)		(43,525)		43,525		—	—	—

									—
Balance at June 30, 2006	24,647,500		246,475		8,179,604		(5,540,729)	—	2,885,350

									—
Net loss for the year	—		—		—		(13,142,433)	—	(13,142,433)
Currency translation adjustment	—		—		—		—	175,224	175,224
Net proceeds from private placement offering	3,345,715		33,457		16,126,343		—		16,159,800
Stock-based compensation	—		—		6,607,537		—	—	6,607,537
Shares issued for amended GTI license	190,500		1,905		1,374,457		—	—	1,376,362
Shares issued upon UCF option exercise	2,000,000		20,000		4,980,000		—	—	5,000,000
Restricted stock grants to employees	3,900		39		32,986		—	—	33,025

Balance at June 30, 2007	30,187,615		301,876		37,300,927		(18,683,162)	175,224	19,094,865

Net loss for the nine months ended March 31, 2008 (unaudited)	—		—		—		(15,531,726)	—	(15,531,726)
Currency translation adjustment (unaudited)	—		—		—		—	1,023,445	1,023,445
Stock-based compensation (unaudited)	—		—		3,840,417		—	—	3,840,417
Shares issued for GTI reservation use fee (unaudited)	278,000		2,780		2,497,220		—	—	2,500,000
Shares issued in public offering (unaudited)	5,951,406		59,514		49,142,776	(3)	—	—	49,202,290
Restricted stock grants to employees (unaudited)	1,900		19		19,254		—	—	19,273

Balance at March 31, 2008 (unaudited)	36,418,921		$364,189		$92,800,594		$(34,214,888)	$1,198,669	$60,148,564

(1)	Represents the original issuance of shares by the founder of Tamborine, a shell company without any operations. The founders assumed the shell had no value upon creation and issued shares without cash consideration.

(2)	Merger related transactions.

(3)	Represents net proceeds of $49,357,588, less $142,848 in offering costs paid prior to June 30, 2007 that had been deferred in debt financing costs, and an accrual of $12,450 made at March 31, 2008.

See accompanying notes to the condensed consolidated financial statements.

Note 1—Summary of significant accounting policies

(a)	Organization and description of business:

Synthesis Energy Systems, Inc. (“SES” or “the Company”) is a development stage enterprise. We build, own and operate coal gasification plants that utilize our proprietary U-GAS® fluidized bed gasification technology to convert low rank coal and coal wastes into higher value energy products, such as transportation fuels. The Company’s headquarters are located in Houston, Texas.

(b)	Basis of presentation and principles of consolidation

The condensed consolidated financial statements for the periods presented are unaudited and reflect all adjustments, consisting of normal recurring items, which management considers necessary for a fair presentation. Operating results for the nine months ended March 31, 2008 are not necessarily indicative of results to be expected for the fiscal year ending June 30, 2008.

The condensed consolidated financial statements include the accounts of wholly-owned and majority-owned controlled subsidiaries. Minority interest in consolidated subsidiaries in the condensed consolidated balance sheets principally represent minority stockholders’ proportionate share of the equity in such subsidiaries. Minority interest in consolidated subsidiaries is adjusted each period to reflect the allocation of income to, or the absorption of losses by, the minority stockholders on majority-owned, controlled investments where the minority stockholders are obligated to fund the balance of their share of these losses.

The condensed consolidated financial statements are in U.S. dollars and include SES and all of its wholly-owned and majority-owned controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto reported in the Company’s Form 10-KSB for the year ended June 30, 2007. The condensed consolidated financial statements have been prepared in accordance with the rules of the United States Securities and Exchange Commission (“SEC”) for interim financial statements and do not include all annual disclosures required by generally accepted accounting principles in the United States. Certain reclassifications have been made in prior period financial statements to conform to current period presentation. These reclassifications had no effect on net loss.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls and in developing the assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management’s understanding of the Company’s business—both historical results and expected future results; the extent to which operational controls exist that provide high degrees of assurance that all desired information to assist in the estimation is available and reliable or whether there is greater uncertainty in the information that is available upon which to base the estimate;

expectations of the future performance of the economy, both domestically and globally, within various areas that serve the Company’s principal customers and suppliers of goods and services; expected rates of exchange, sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. The estimation process often times may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that lies within that range of reasonable estimates based upon the quantity, quality and risks associated with the variability that might be expected from the future outcome and the factors considered in developing the estimate. This estimation process may result in the selection of estimates which could be viewed as conservative or aggressive by others. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(d)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

(e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. Inventories include raw materials and replacement parts for plant equipment.

(f)	Fair value of financial instruments

The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable and payables approximates their fair values.

(g)	Restricted cash

Restricted cash consists of cash and cash equivalents that are to be used for a specific purpose. The Company has one restricted cash account as of March 31, 2008, which is a $328,900 investment in a long-term certificate of deposit which is pledged as collateral for a letter of credit issued related to the lease agreement for its new corporate office in Houston, Texas. The certificate of deposit is included in non-current assets in the Company’s balance sheet at March 31, 2008 and classified as an investing activity in the statement of cash flows for the nine months ended March 31, 2008.

Additionally, the Company had construction loan proceeds which were restricted for use to pay for construction and equipment costs of the Hai Hua plant. The amounts of such proceeds was excluded from cash and cash equivalents in the Company’s balance sheets and statements of cash flows and were included in non-current assets and classified as an investing activity on the statements of cash flows. As of March 31, 2008, the Company no longer had any cash restricted for use on the Hai Hua plant.

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by using the straight-line method based on the estimated useful lives of the various classes of property. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Should the Company change its plans with respect to the use and productivity of property, plant and equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Depreciation expense related to production is included in cost of goods sold in the Company’s statements of operations. All other depreciation is included in general and administrative expenses. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized.

(i)	Impairment of long-lived assets

The Company evaluates fixed assets for impairment, in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” if an event or circumstance occurs that triggers an impairment test. Substantial judgment is necessary in the determination as to whether an event or circumstance has occurred that may trigger an impairment analysis and in the determination of the related cash flows from the asset. Estimating cash flows related to long-lived assets is a difficult and subjective process that applies historical experience and future business expectations to revenues and related operating costs of assets. Should impairment appear to be necessary, subjective judgment must be applied to estimate the fair value of the asset, for which there may be no ready market, which oftentimes results in the use of discounted cash flow analysis and judgmental selection of discount rates to be used in the discounting process. If the Company determines an asset has been impaired based on the projected undiscounted cash flows of the related asset or the business unit, and if the cash flow analysis indicates that the carrying amount of an asset exceeds related undiscounted cash flows, the carrying value is reduced to the estimated fair value of the asset or the present value of the expected future cash flows.

(j)	Intangible assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB Statement No. 144.

(k)	Provision for income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax liabilities and assets are determined based on temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary based upon the judgment of management to reduce deferred tax assets to the amount expected to be realized and could be necessary based upon estimates of future profitability and expenditure levels over specific time horizons in particular tax jurisdictions.

(l)	Revenue recognition

Revenue is recognized when the following elements are satisfied: (i) there are no uncertainties regarding customer acceptance; (ii) there is persuasive evidence that an agreement exists; (iii) delivery has occurred; (iv) the sales price is fixed or determinable; and (v) collectability is reasonably assured.

The Company recognizes revenue from joint development activities when contract deliverables are completed. Proceeds received prior to the completion of contractual obligations are deferred with revenue recognized upon the Company’s completion of its obligations specified under the contract. Deferred revenue is included in accrued expenses and other payables in the consolidated balance sheets.

(m)	Debt issuance costs

The Company capitalizes direct costs incurred to issue debt or modify debt agreements. These costs are deferred and amortized to interest expense over the term of the related debt agreement.

(n)	Construction-in-progress

Construction-in-progress consists solely of coal gasification and methanol plants under construction (construction costs, cost of machinery and equipment, installation costs and any interest charges arising from borrowings used to finance these assets during the period of construction or installation). Interest is capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs.”

(o)	Land use rights

Prepayments for land use rights are amortized on a straight-line basis over the term of the leases.

(p)	Foreign currency translation

Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at period-end rates of exchange, and income and expenses are translated at average exchange rates during the period. For the periods presented, adjustments resulting from translating financial statements into U.S. dollars are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income. Gains and losses from foreign currency transactions are included in net loss.

(q)	Research and development costs

Research and development costs are expensed as incurred.

(r)	Stock-based compensation

The Company has a stock-based employee compensation plan under which stock-based awards have been granted. Stock-based compensation is accounted for in accordance with SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS 123(R)”). The Company adopted SFAS 123(R) as of

July 1, 2006. Before the adoption of SFAS 123(R), the Company applied Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations. The Company establishes fair values for its equity awards to determine its cost and recognizes the related expense over the appropriate vesting period. The Company recognizes expense for stock options and restricted stock. The expense is recognized over the vesting period, which represents the period in which an employee is required to provide service in exchange for the award, or is recognized immediately if the award has immediate vesting. See Note 5 for additional information related to stock-based compensation expense.

Note 2—Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which established a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 157, as applicable, as of July 1, 2008. The Company is currently evaluating this standard but has not yet determined the impact, if any, that the adoption of SFAS 157 will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating this standard but has not yet determined the impact, if any, that the adoption of SFAS 159 will have on the Company’s financial statements.

In December 2007, the FASB issued SFAS Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 requires non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited and will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating this standard but has not yet determined the impact, if any, that the adoption of SFAS 160 will have on the Company’s financial statements.

Note 3—Joint ventures in China

Hai Hua joint venture

Joint venture contract and construction-in-progress

On July 6, 2006, one of the Company’s wholly-owned subsidiaries, Synthesis Energy Systems Investments, Inc. (“SES Investments”), entered into a cooperative joint venture contract with Shandong Hai Hua Coal & Chemical Company Ltd. (“Hai Hua”) which established Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. (the “HH Joint Venture”), a joint venture company that has the primary purposes of (i) developing, constructing and operating a synthesis gas (“syngas”) production plant utilizing the U-GAS® technology in Zaozhuang City, Shandong

Province, China and (ii) producing and selling syngas and the various by-products of the plant, including ash and elemental sulphur. The Company owns 95% of the HH Joint Venture and Hai Hua owns the remaining 5%. In exchange for their respective ownership shares in the HH Joint Venture, SES Investments contributed $9.1 million in capital, and Hai Hua contributed $480,000 in capital.

If either of SES Investments or Hai Hua desires to invest in another coal gasification project within Zaozhuang City, the other company has a right to participate in up to 25% of the investment. For the first 20 years after the date that the plant becomes operational (the “Operational Date”), 95% of all net profits of the HH Joint Venture will be distributed to SES Investments and 5% to Hai Hua. After the initial 20 years, the profit distribution percentages will be changed, with SES Investments receiving 10% of the net profits of the HH Joint Venture and Hai Hua receiving 90%. The contract has a term of 50 years, subject to earlier termination if the HH Joint Venture either files for bankruptcy or becomes insolvent or if the syngas purchase contract between the HH Joint Venture and Hai Hua (discussed in more detail below) is terminated. Hai Hua has also agreed that the License Agreement is the sole property of SES Investments and its affiliated entities and that it will not compete with SES Investments, or its affiliated entities, with respect to fluidized bed gasification technology for the term of the HH Joint Venture.

Governmental grant

During the nine months ended March 31, 2008, the HH Joint Venture received $555,807 from the Xuecheng district government related to the development of the plant within its economic zone. These payments were recorded as a reduction in land use rights and other capitalized construction costs related to the plant.

Purchase of land use rights

During December 2006, the HH Joint Venture purchased 50-year land use rights from the Chinese government for the construction of the synthesis gas production plant. The $886,439 cost to purchase these land use rights has been capitalized on the Company’s balance sheet as a long-term asset which is being charged to rental expense over the term of the lease. A portion of these costs was offset with the governmental grant from the Xuecheng district government.

Syngas purchase and sale agreement

On October 22, 2006, the HH Joint Venture entered into a purchase and sale contract with Hai Hua pursuant to which Hai Hua will buy syngas meeting certain specifications from the HH Joint Venture at a specified contract amount. The energy fee is a per normal cubic meters (“Ncum”) of syngas calculated by a formula which factors in the monthly averages of the prices of design base coal, coke, coke oven gas, power, steam and water, all of which are components used in the production of syngas. The capacity fee is paid based on the capacity of the plant to produce syngas, factoring in the number of hours (i) of production and (ii) of capability of production as compared to the guaranteed capacity of the plant, which for purposes of the contract is 22,000 Ncum per hour of net syngas.

The HH Joint Venture is contractually obligated to procure certain other necessary consumables for operation of the plant, and the HH Joint Venture obtains reimbursement for these costs through the payment of the energy fee. If the HH Joint Venture produces more syngas than the capacity that Hai Hua is required to purchase under the contract, Hai Hua has a right of first refusal to purchase such excess amount. The agreement terminates 20 years from the date the plant became operational.

Long-term bank loan

On March 22, 2007, the HH Joint Venture entered into a seven-year loan agreement and received $12.6 million of loan proceeds pursuant to the terms of a Fixed Asset Loan Contract with the Industrial and Commercial Bank of China (“ICBC”) to complete the project financing of the HH Joint Venture. Key terms of the Fixed Asset Loan Contract with ICBC are as follows:

•	Term of the loan is seven years from the commencement date (March 22, 2007) of the loan;

•	Interest for the first year is 7.11% to be adjusted annually based upon the standard rate announced each year by the People’s Bank of China. As of March 31, 2008, the applicable interest rate was 7.83%. Interest is payable monthly on the 20th day of each month;

•	Principal payments of $1.1 million are due in March and September of each year beginning on September 22, 2008 and ending on March 21, 2014;

•	Hai Hua is the guarantor of the entire loan;

•	The assets of the HH Joint Venture are pledged as collateral for the loan;

•	The HH Joint Venture agreed to covenants that, among other things, prohibit pre-payment without the consent of ICBC and permit ICBC to be involved in the review and inspection of the Hai Hua plant; and

•	The loan is subject to customary events of default which, should one or more of them occur and be continuing, would permit ICBC to declare all amounts owing under the contract to be due and payable immediately.

Additionally, in March and October 2007 and March 2008, the HH Joint Venture entered into loan agreements with SES Investments. As of March 31, 2008, $12.4 million was outstanding related to these loans. The SES loans bear interest per annum at a rate of 6% and are due and payable on March 20, 2016, October 18, 2016 and March 3, 2017, respectively. In addition, the SES loans are unsecured and are subordinated to the above described ICBC loan and any other subsequent ICBC loans. The HH Joint Venture may not prepay the SES loans until the ICBC loan is either paid in full or is fully replaced by another loan. Proceeds of the SES loans may only be used for the purpose of developing, constructing, owning, operating and managing the Hai Hua plant.

Restricted cash

As of June 30, 2007 the HH Joint Venture had $11.1 million of cash on deposit at ICBC from the cash proceeds of the ICBC loan which was spent during the nine months ended March 31, 2008 to complete plant construction and pay for equipment costs. As of March 31, 2008, no loan proceeds remained.

Golden Concord joint venture

In June 2007, SES Investments entered into a co-operative joint venture contract with Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd. (“Golden Concord”) for the purpose of establishing SES—GCL (Inner Mongolia) Coal Chemical Co., Ltd. (the “GC Joint Venture”). The contract was assigned by Golden Concord’s parent to another of its subsidiaries in September 2007, which resulted in the GC Joint Venture being re-registered as a wholly foreign-owned enterprise under Chinese law. The GC Joint Venture was established for the primary purposes of (i) developing, constructing and operating a coal gasification, methanol and DME production plant utilizing U-GAS® technology in the Xilinguole Economic and Technology Development Zone, Inner Mongolia Autonomous Region, China and (ii) producing and selling methanol, DME and the various by-products of the plant, including fly ash, sulphur, hydrogen, xenon and argon. In exchange for their respective ownership shares in the GC Joint Venture, SES Investments agreed to contribute $16.3 million in cash, and Golden Concord agreed to contribute $16.0 million in cash.

The current estimate of total required capital for the GC Joint Venture is approximately $110.0 to $130.0 million, including the $32.3 million in cash to be contributed by SES Investments and Golden Concord. We are currently working with Golden Concord on financing alternatives for the project. SES Investments and Golden Concord have each agreed to guarantee any such project debt incurred by the GC Joint Venture, with SES Investments required to guarantee no less than 55% and no more than 60% of its debt, based on the percentage of the debt which relates to the gasification processes of the plant, and Golden Concord is required to guarantee the remainder. Each party is subject to penalties under the GC Joint Venture contract if it is unable to perform its guarantee obligations. No guarantees have been extended as of March 31, 2008.

As of March 31, 2008, the Company had funded a total of $3.3 million of its equity contributions and Golden Concord had funded an additional $3.1 million of its equity contribution. The Company is also required to fund $13.0 million, representing the remainder of its equity contribution, no later than September 3, 2009.

Purchase of land use rights

The GC Joint Venture purchased 50-year land use rights from the Chinese government for the construction of a synthesis gas production plant. The $833,255 cost to purchase these land use rights has been capitalized on the Company’s balance sheet as a long-term asset which is being charged to rental expense over the term of the lease.

Note 4—Development agreements

Consol Energy

In September 2007, the Company entered into an agreement with CONSOL Energy Inc. (“CONSOL”) to investigate the development of coal-based gasification facilities in the northeast United States and to investigate the feasibility of developing synthetic natural gas (“SNG”) and synthetic gasoline facilities to meet the demand for clean, affordable energy. Under the agreement, the Company and CONSOL will perform engineering, environmental and marketing activities to analyze the feasibility of projects that would use coal gasification technology to convert coal from preparation plant tailings provided by CONSOL’s eastern coal mining complexes into products including methanol, mixed alcohols, ammonia, SNG and synthetic gasoline.

The projects will initially be focused geographically within Ohio, Pennsylvania and West Virginia. The agreement also requires completion of a successful project feasibility study and further negotiation of a definitive agreement by both parties before any projects will be undertaken.

Preliminary feasibility, coal characterization and engineering studies were successfully completed in April 2008. See Note 12 for additional information related to activities with CONSOL.

Multinational chemical company

In November 2007, the Company entered into a project development agreement with a major multinational chemical company to perform feasibility studies and devise plans for the potential development of a coal-to-methanol gasification plant in China. The planned plant would support the chemical company’s facilities in the People’s Republic of China. The planned plant would use the U-GAS® technology to convert coal reserves into syngas and to further refine the syngas into methanol. The capacity of this plant is intended to be similar in size to the Company’s Golden Concord project as discussed in Note 3 herein. The agreement covers a number of project development phases. During phase one, feasibility studies will be conducted to identify the optimum site for the construction of the proposed plant in order to ensure adequate coal supply, coal and methanol transport costs and the permitting process. Subject to a successful plant-site designation, additional scoping work will be conducted that will include further definition of project design, schedules and costs. The agreement requires the successful completion of these project development phases, at which point further negotiation of a definitive agreement by both parties would be undertaken before initiating any projects. Either the Company or the chemical company may terminate the agreement prior to the completion of the feasibility and other studies related to the proposed plant.

Joint development agreement with AEI

On July 10, 2007, the Company entered into a joint development agreement with AEI pursuant to which the Company and AEI will seek to identify and jointly develop, finance and operate various projects involving the conversion of coal and biomass mixtures into syngas utilizing the U-GAS® technology (or other alternative technology). The agreement covers all projects in emerging markets, which includes markets other than North America, certain countries in the European Union, Japan, Australia and New Zealand. The Company’s current projects with Hai Hua and Golden Concord, and any future expansions of those projects, are specifically excluded from this agreement.

Note 5—Accounting for stock-based compensation

In May 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the Company’s 2005 Incentive Plan, as amended and restated, to 8,000,000 shares, and stockholder approval was obtained at the Annual Meeting of Stockholders on December 20, 2007.

Our stock incentive plan provides for the granting of stock options (both incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock units and other stock-based awards to officers, directors and employees of the Company. Grants of stock options made to date under this plan vest over periods up to five years after the date of grant and expire no more than 10 years after grant.

There have been no significant changes in methods or assumptions used to measure share-based awards or any significant grants, exercises or forfeitures during the three months ended March 31, 2008.

As of March 31, 2008, $8.5 million of estimated expense with respect to non-vested stock-based awards has yet to be recognized.

Note 6—Property, plant and equipment

During the three months ended March 31, 2008, the Company placed the HH Joint Venture plant into service and as a result transferred $36.3 million from construction-in-progress to property, plant and equipment.

As of March 31, 2008, property, plant and equipment consisted of the following:

		June 30,	Estimated useful
	March 31, 2008	2007	lives (years)

Machinery and equipment	$28,982,557	$—	15
Buildings	6,731,457	—	30
Leasehold improvements	122,316	50,679	Lease term
Furniture and fixtures	251,137	66,168	3 to 5
Office equipment	498,590	161,662	3
Computer software	249,035	76,724	1 to 4
Motor vehicle	104,665	36,662	5

	36,939,757	391,895
Less: Accumulated depreciation	(379,845)	(60,485)

Total property, plant and equipment, net	$36,559,912	$331,410

Depreciation expense was $318,719 and $34,247 for the nine months ended March 31, 2008 and 2007, respectively. Depreciation expense of $178,505 related to the Hai Hua plant is included in cost of goods sold in the Company’s statements of operations for the nine months ended March 31, 2008.

Note 7—Income taxes

Income taxes are recorded utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with the differences between the financial accounting basis and tax basis of the assets and liabilities and the ultimate realization of any deferred tax asset resulting from such differences.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition rules. The Company adopted the provisions of FIN No. 48 on July 1, 2007.

The provisions of FIN No. 48 have been applied to all of our material tax positions taken through the date of adoption and during the interim quarterly period ended March 31, 2008. We have determined that all of our material tax positions taken in our income tax returns and the positions we expect to take in our future income tax filings meet the more likely-than-not recognition threshold prescribed by FIN No. 48. In addition, we also believe that none of these tax positions meet the definition of “uncertain tax positions” that are subject to the non-recognition criteria set forth in the new pronouncement. To date, the adoption of FIN No. 48 has had no impact on our financial position, results of operations or cash flows.

Our federal consolidated income tax returns have not been audited by the Internal Revenue Service. We have not been notified of any pending federal, state or international income tax audits, and we are not aware of any income tax controversies that are likely to occur with any taxing authority. We have also not entered into any agreements with any taxing authorities to extend the period of time in which they may assert or assess additional income tax, penalties or interest. However, because we are presently in a net operating loss (“NOL”) carryforward position and have been since our inception, under the applicable Internal Revenue Service guidelines, in the event of an audit, our available federal NOL carryforward amount is subject to adjustment until the normal three year federal statute of limitations closes for the year in which the NOL is fully utilized.

As discussed above, we have not previously recorded a liability for international, federal or state income taxes, and, therefore, we have not been subject to any penalties or interest expense related to any income tax liabilities. In future reporting periods, if any interest or penalties are imposed in connection with an income tax liability, we expect to include them in the our income tax provision.

As set forth in SFAS No. 109, we have established a tax valuation allowance for the tax benefits related to our NOL carryforwards and our other deferred tax assets due to the uncertainty of realizing the tax benefits. If, as a result of a change in facts, any of our previously recognized tax benefits are required to be de-recognized in a future reporting period, the resulting decrease in tax benefits will be taken into account before the amount of our tax valuation allowance is established. We do not believe that it is reasonably possible that the amount of our unrecognized tax benefits will change significantly within the next twelve months.

Note 8—Net loss per share data

Historical net loss per common share is computed using the weighted average number of common shares outstanding. Basic loss per share excludes dilution and is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Stock options are the only potential dilutive share equivalents the Company has outstanding for the periods presented. No shares related to options were included in diluted loss per share for the nine months ended March 31, 2008 and 2007 and the period from November 4, 2003 (inception) to March 31, 2008 as their effect would have been antidilutive as the Company incurred net losses during those periods.

Note 9—Stockholders’ equity

NASDAQ listing

On November 2, 2007, the Company’s common stock began trading on the NASDAQ Capital Market under the symbol “SYMX.”

Public offering

On November 8, 2007, the Company received $49.2 million in net proceeds from a public offering in which the Company sold 5,951,406 shares of its common stock at $9.00 per share. Gross proceeds from this offering were $53.6 million. In the offering and in connection with entering into the joint development agreement, as described in Note 4 above, AEI purchased 1,750,000 shares of the Company’s stock at $9.00 per share.

GTI reservation and use agreement

GTI provides the Company with various technical services including but not limited to laboratory testing of coal samples and plant design review.

On September 25, 2007, the Company entered into a Reservation and Use Agreement with GTI for the reservation of time to use GTI’s Flex-Fuel Test Facility in Des Plaines, Illinois to perform pilot-scale evaluations to verify and validate process design information for effects of fuel variability on syngas (volume and quality) with prospective fuels. The tests conducted in the facility allow for a mass balance analysis on specific coal sources to be used in the design of commercial U-GAS® plants. The Reservation and Use Agreement reserves the facility for 3 months in the calendar year 2008 and 2009. The Company issued 278,000 unregistered shares of common stock in satisfaction of the $2,500,000 reservation and use fee for the facility.

During the three months ended March 31, 2008, the Company used a portion of its reserved time at GTI’s facility and recorded $1,250,000 of the reservation and use fee to technical development expense in the Company’s statement of operations. As of March 31, 2008, the remaining $1,250,000 of the reservation and use fee is included in prepaid expenses and other current assets in the consolidated balance sheets.

Note 10—Related party transaction

In November 2007, the Company paid an invoice for $940,040 on behalf of Union Charter Financial, a 5% or greater stockholder (“UCF”). The Company had agreed to reimburse UCF’s expenses, subject to the successful completion of the public offering described in Note 9 above. Accordingly, the payment was accounted for as an offering cost in connection with the public offering.

Note 11—Commitments and contingencies

Lease agreement and letter of credit

On January 14, 2008, the Company entered into a 63 month lease agreement, with a 60 month optional renewal, for its new corporate office in Houston, Texas. The lease commenced on March 27, 2008 with rental payments of $20,308 per month for the first year and escalating thereafter annually. The obligations of the Company under the lease are secured by a letter of credit for $328,900, which will be paid to the landlord if the Company commits any default under the lease which is not cured. The letter of credit remains in place until the third anniversary of the lease, but is reduced to $219,266 after the second anniversary of the lease.

Note 12—Subsequent events

Potential NASDAQ delisting

On February 20, 2008, the Company received a NASDAQ Staff Determination indicating that the Company failed to comply with the continued listing requirements set forth in Marketplace Rule 4310(c)(14) by failing to timely file its quarterly report on Form 10-QSB and, therefore, the Company’s common stock was subject to delisting from The NASDAQ Capital Market. The Company filed its quarterly report on Form 10-QSB for the quarter ended December 31, 2007 on April 2, 2008 and as a result received notification from The NASDAQ Capital Market that the Company is again in compliance with the continued listing requirements of The NASDAQ Capital Market.

CONSOL development agreement

The Company and CONSOL successfully completed preliminary feasibility, coal characterization and initial engineering studies in April 2008 as required by the original development agreement described in Note 4 above. The initial feasibility effort included identifying and securing an option for a site near one of CONSOL’s West Virginia mines and completing pilot plant testing of the mine’s coal that will be used as the feedstock in the project’s gasification process.

Prior to commencing construction of the plant, the Company and CONSOL must complete the front-end engineering design package for the project and negotiate a definitive joint venture agreement.

Appendix A

Glossary of terms

The following is a description of the meanings of some of the industry terms used and not otherwise defined in this registration statement on Form S-1.

Agglomerates. To form or collect into a rounded mass.

Bar. A unit of pressure measurement equal to 100,000 pascals.

Biomass. Living and recently living biological material that can be used as fuel or for industrial production.

Bituminous coal. A relatively hard coal containing a tar-like substance called bitumen.

Btu. A British Thermal Unit, which is a unit of measurement for the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Byproduct. Secondary or incidental product derived from a manufacturing process or chemical reaction, which is not the primary product being produced.

Carbonaceous. The defining attribute of a substance rich in carbon.

Coke. Solid carbonaceous residue derived from destructive distillation of low-ash, low-sulfur bituminous coal.

Entrained flow. A type of gasification where a dry pulverized solid, an atomized liquid fuel or a fuel slurry is gasified with oxygen in co-current flow.

Fines. Coal with a maximum particle size between one-sixteenth inch and one-eighth inch, occasionally exceeding this maximum.

Fixed bed. A type of gasification which consists of a fixed bed of carbonaceous fuel (e.g. coal or biomass) through which the “gasification agent” (steam, oxygen and/or air) flows in co-current configuration.

Fluidized bed. Type of combustion used in power plants and which suspends solid fuels on upward-blowing jets of air during the combustion process.

Flux. A substance used to promote fusion of metals or minerals.

Fuel cell. An electrochemical energy conversion device designed for continuous replenishment of the reactants consumed and which produces electricity from an external supply of fuel and oxidant.

Gasifier. A vessel which covers carbonaceous materials, such as coal, petroleum, petroleum coke or biomass, into carbon monoxide and hydrogen and other constituent materials.

High rank coals. Coals with higher purity of carbon and less hydrogen, oxygen and nitrogen content, typified by anthracite, bituminous and sub-bituminous coal.

Low rank coals. Coals with lower purity of carbon and less hydrogen, oxygen and nitrogen content, otherwise know as “waste coals.”

MMBtu. Million British Thermal Units.

A-1

MW. Mega watt, or one million watts, which is a unit of measurement of power.

MW (equivalent). A term of measurement used for comparison purposes in this document, defining the energy output of a gasification plant in terms of electric power generation capacity. The plant, depending on its design use, may or may not actually produce any electric power.

Ncum. Normal cubic meter.

Oxidant. A chemical compound that readily transfers oxygen atoms or a substance that gains electrons in a redox chemical reaction.

Particulates. Tiny particles of solid (a smoke) or liquid (an aerosol) suspended in a gas.

Psia. A unit of measurement for pressure which means “pounds per square inch absolute.”

Reactant gases. A gas which is the starting material for a chemical reaction.

Slagging. The process of removing a nonmetallic material produced from the mutual dissolving of flux and nonmetallic materials.

Syngas. A mixture of hydrogen, carbon monoxide and other products also referred to as synthesis gas.

Tonnes. Metric tons.

A-2

10,000,000 shares

Common stock

Prospectus

JPMorgan	Deutsche Bank Securities

Johnson Rice & Company L.L.C.
Simmons & Company International
Stanford Group Company
Merriman Curhan Ford & Co.

          , 2008

Part II—Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

Securities and Exchange Commission registration fee	$5,564
FINRA filing fee	$14,657
Accounting fees and expenses	$200,000
Legal fees and expenses	$400,000
Printing and engraving expenses	$250,000
Miscellaneous	$129,779

Total	$1,000,000

Item 14.	Indemnification of directors and officers

Delaware law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to we or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of incorporation and bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our amended and restated bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our amended and restated bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our amended and restated bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our amended and restated bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our amended and restated bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have also entered into indemnification agreements with our officers and directors providing for indemnification to the maximum extent permitted under the DGCL.

Item 15.	Recent sales of unregistered securities

On September 25, 2007, we issued 278,000 unregistered shares of our common stock in satisfaction of the $2,500,000 reservation and use fee for GTI’s Flex-Fuel Test Facility under the Reservation and Use Agreement between us and GTI dated September 25, 2007. These shares of common stock were sold pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D.

On August 31, 2006, we issued 190,500 restricted shares of common stock to GTI as partial consideration for the License Agreement. These shares of common stock were offered and sold pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D.

In August 2006, we issued 3,345,715 shares of common stock to 4 accredited investors in a private placement. The aggregate consideration paid for such shares was approximately $18 million. All the shares of common stock were offered and sold pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D. Union Charter Financial VII. Inc. (“UCF”) acted as the sole and exclusive placement agent for the private placement and received a fee of $1.4 million, or 8% of the total offering amount, plus expenses. The offering terminated on November 30, 2006.

In calendar year 2005, we issued 2,000,000 shares of common stock to 23 accredited investors in a private placement. The aggregate consideration paid for such shares was approximately $5 million. All the shares of common stock were offered and sold pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D.

In March 2005, we entered into an agreement with UCF which covered certain capital commitment obligations of UCF and the Company and set forth certain rights of UCF if certain commitment thresholds were met. Effective November 30, 2006, we amended and restated this agreement in its entirety to clarify certain statements in the original agreement. As amended and restated, UCF was entitled to purchase up to 2,000,000 shares of the Company’s common stock at a purchase price of $2.50 per share on or prior to June 30, 2007. On May 21, 2007, UCF exercised a portion of the option as to 1,000,000 shares and assigned its right to acquire the other 1,000,000 shares to Karinga Limited, Ltd., which exercised their right to acquire these shares on May 30, 2007. These shares of common stock were sold pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act.

Item 16.	Index to exhibits.

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
3.2		Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
4.1		Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
5	.1*	Opinion of Porter & Hedges, LLP, with respect to legality of the securities, including consent.
10	.1**	Amended and Restated License Agreement by and between Synthesis Energy Systems, Inc. and Gas Technology Institute dated August 31, 2006 (incorporated by reference to Exhibit 10.3 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 23, 2007).
10.2		Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd. between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc. dated July 6, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).

10.3		Amendment to Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd. between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc. dated November 8, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007)
10	.4**	Contract for Synthesis Gas Purchase and Sales by and between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. dated October 22, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 23, 2007).
10	.5+	Employment Agreement between the Company and Timothy E. Vail dated May 30, 2006 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
10	.6+	Amendment to Employment Agreement between the Company and Timothy E. Vail dated November 15, 2006 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.7+	Employment Agreement between the Company and David Eichinger dated May 30, 2006 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.8+	Amended and Restated Employment Agreement between the Company and Donald P. Bunnell dated July 14, 2006 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.9+	Consulting Agreement between the Company and Lorenzo Lamadrid dated May 30, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.10+	Amended and Restated 2005 Incentive Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).
10	.11+	Form of Nonstatutory Stock Option Agreement (four year vesting) (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.12+	Form of Nonstatutory Stock Option Agreement (five year vesting) (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10.13		Shareholder’s Loan Agreement by and between Synthesis Energy Systems Investments, Inc. and Synthesis Energy Systems (Zaozhuang) dated March 20, 2007 (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).

10.14	Fixed Assets Loan Contract between Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. and Industrial and Commercial Bank of China dated March 27, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
10.15	Amended and Restated Commitment Agreement dated November 30, 2006 between the Company and Union Charter Capital VII, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10.16	Second Amendment to Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd., between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc., dated February 12, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).
10.17	Co-Operative Joint Venture Contract of SES—GCL (Inner Mongolia) Coal Chemical Co., Ltd. between Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd. and Synthesis Energy Systems Investments, Inc. dated May 25, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on June 6, 2007).
10.18	Amendment No. 1 to Amended and Restated License Agreement by and between Synthesis Energy Systems, Inc. and Gas Technology Institute dated June 14, 2007 (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on June 15, 2007).
10.19	Joint Development Agreement by and between Synthesis Energy Systems, Inc. and AEI dated July 11, 2007 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on July 16, 2007).
10.20	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007).
10.21	Reservation and Use Agreement dated September 25, 2007 between the Company and the Gas Technology Institute (incorporated by reference to Exhibit 10.26 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on September 26, 2007).
10.22	First Amendment to Joint Development Agreement by and between the Company and Ashmore Energy International dated September 26, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2007).
10.23	Lease Agreement between Synthesis Energy Systems, Inc. and AVPF Riverway Ltd. dated January 14, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 31, 2008).
10.24	Severance Agreement and Release between Synthesis Energy Systems, Inc. and Carol Pearson dated effective April 12, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2008).

21.1		Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement (Registration No. 333-151035) on Form S-1 filed on May 20, 2008).
23	.1*	Consent of Porter & Hedges, LLP (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (incorporated by reference to the Company’s Registration Statement (Registration No. 333-151035) on Form S-1 filed on May 20, 2008).

*	Filed herewith.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment accepted by the Securities and Exchange Commission and this exhibit has been filed separately with the Securities and Exchange Commission in connection with such request.

+	Management contract or compensatory plan or arrangement

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNTHESIS ENERGY SYSTEMS, INC.

By:	/s/ Timothy E. Vail
Timothy E. Vail, President
and Chief Executive Officer

Date: June 6, 2008

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity In which signed	Date

/s/ Timothy E. Vail Timothy E. Vail	President and Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2008

* David Eichinger	Chief Financial Officer and Senior Vice President of Corporate Development (Principal Financial Officer and Principal Accounting Officer)	June 6, 2008

* Donald Bunnell	President, Chief Executive Officer—Asia Pacific and Director	June 6, 2008

* Lorenzo Lamadrid	Director	June 6, 2008

* Michael Storey	Director	June 6, 2008

* Denis Slavich	Director	June 6, 2008

* Harry Rubin	Director	June 6, 2008

* /s/ Timothy E. Vail Timothy E. Vail, as Attorney-In-Fact		June 6, 2008

Index to Exhibits.

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
3.2		Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
4.1		Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
5	.1*	Opinion of Porter & Hedges, LLP, with respect to legality of the securities, including consent.
10	.1**	Amended and Restated License Agreement by and between Synthesis Energy Systems, Inc. and Gas Technology Institute dated August 31, 2006 (incorporated by reference to Exhibit 10.3 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 23, 2007).
10.2		Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd. between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc. dated July 6, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10.3		Amendment to Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd. between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc. dated November 8, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.4**	Contract for Synthesis Gas Purchase and Sales by and between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. dated October 22, 2006—English translation from original Chinese document (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 23, 2007).
10	.5+	Employment Agreement between the Company and Timothy E. Vail dated May 30, 2006 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
10	.6+	Amendment to Employment Agreement between the Company and Timothy E. Vail dated November 15, 2006 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.7+	Employment Agreement between the Company and David Eichinger dated May 30, 2006 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).

10	.8+	Amended and Restated Employment Agreement between the Company and Donald P. Bunnell dated July 14, 2006 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.9+	Consulting Agreement between the Company and Lorenzo Lamadrid dated May 30, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.10+	Amended and Restated 2005 Incentive Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).
10	.11+	Form of Nonstatutory Stock Option Agreement (four year vesting) (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10	.12+	Form of Nonstatutory Stock Option Agreement (five year vesting) (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10.13		Shareholder’s Loan Agreement by and between Synthesis Energy Systems Investments, Inc. and Synthesis Energy Systems (Zaozhuang) dated March 20, 2007 (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
10.14		Fixed Assets Loan Contract between Synthesis Energy Systems (Zaozhuang) New Gas Company Ltd. and Industrial and Commercial Bank of China dated March 27, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on March 30, 2007).
10.15		Amended and Restated Commitment Agreement dated November 30, 2006 between the Company and Union Charter Capital VII, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on January 31, 2007).
10.16		Second Amendment to Cooperative Joint Venture Contract of SES (Zaozhuang) New Gas Company Ltd., between Shandong Hai Hua Coal & Chemical Company Ltd. and Synthesis Energy Systems Investments, Inc., dated February 12, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).
10.17		Co-Operative Joint Venture Contract of SES—GCL (Inner Mongolia) Coal Chemical Co., Ltd. between Inner Mongolia Golden Concord (Xilinhot) Energy Investment Co., Ltd. and Synthesis Energy Systems Investments, Inc. dated May 25, 2007—English translation from original Chinese document (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Company’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on June 6, 2007).
10.18		Amendment No. 1 to Amended and Restated License Agreement by and between Synthesis Energy Systems, Inc. and Gas Technology Institute dated June 14, 2007 (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on June 15, 2007).

10.19		Joint Development Agreement by and between Synthesis Energy Systems, Inc. and AEI dated July 11, 2007 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on July 16, 2007).
10.20		Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007).
10.21		Reservation and Use Agreement dated September 25, 2007 between the Company and the Gas Technology Institute (incorporated by reference to Exhibit 10.26 to Amendment No. 4 to the Company’s Registration Statement (Registration No. 333-143817) on Form SB-2 filed on September 26, 2007).
10.22		First Amendment to Joint Development Agreement by and between the Company and Ashmore Energy International dated September 26, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2007).
10.23		Lease Agreement between Synthesis Energy Systems, Inc. and AVPF Riverway Ltd. dated January 14, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 31, 2008).
10.24		Severance Agreement and Release between Synthesis Energy Systems, Inc. and Carol Pearson dated effective April 12, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2008).
21.1		Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement (Registration No. 333-151035) on Form S-1 filed on May 20, 2008).
23	.1*	Consent of Porter & Hedges, LLP (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (incorporated by reference to the Company’s Registration Statement (Registration No. 333-151035) on Form S-1 filed on May 20, 2008).

*	Filed herewith.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment accepted by the Securities and Exchange Commission and this exhibit has been filed separately with the Securities and Exchange Commission in connection with such request.

+	Management contract or compensatory plan or arrangement